Reg A Tier 2
Offering Statement



iemann
C O M P U T I N G

801 W Big Beaver Rd.
Suite 300, MB #38
MI, 48084, USA

1. OFFERING CIRCULAR

This is the initial Reg A CF offering of securities of Riemann Computing Inc., a Michigan corporation (the "Company," "Riemann," "we," "our" and "us"). We are offering for sale a total of 1,355,490 shares of its common stock at a fixed price of $2.47 per share in a "Tier 2 Offering" under Regulation A (the "Offering").

Riemann Computing Inc., hopes to raise money for the continuation of operational support, expansion, R&D, and marketing purposes. The influx of capital aims to be in support of operational expenses, procedures, and related company needs.

Riemann Computing Inc., doesn't have any promissory language or guarantees in relation to specific milestones, cash distributions, or investment in said shares.

Riemann Computing Inc., has past supplemental material and history via CIK ID 1760855 on Edgar and an EIN of 82-4528449. Its fiscal year end is December 31.

Stark Drones Corporation (Stark Drones) was its previous name, and is now representative of its past innovation portfolio. Starkcom Global is epresentative of its main product or project. The name RIemann Computing represents the holdings company and corporate profile as a whole.

The technologies presented by Riemann Computing Inc., its many DBAs, subsidiaries, and partners should be considered speculative, theoretical and experimental, including ones that are or may be in the market. This is due to the uncertain nature of the speed of innovation in the market.

Therefore, one should invest in their own risk and not spend any more capital then they are willing to lose. Riemann Computing Inc., aims to progress in the fiduciary interests of its board and the majority shareholders.



THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "**RISK FACTORS**" BEGINNING ON PAGE 8

Up to **1,355,240** Shares of Common Stock
at **$2.47** per share
Minimum Offering - **4,049** Shares
Maximum Offering - **1,355,240** Shares
Minimum Purchase Per Investor - **41** Shares
Maximum Purchase Per Investor - **1,355,240** Shares

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this expected offering is
July 29, 2024.

Offering	Minimum Offering	Offering Status	Price Per Share	Min. Purchase Per Investor	Max. Purchase Per Investor
up to 1,355,240 Shares	4,049 Shares	**OPEN**	**$2.47**	41 Shares	1,355,240 Shares



CONTENTS

EXHIBITS

EXHIBIT A:
STARKCOM ISP BUSINESS FRANCHISE MODEL EXAMPLE



EXHIBIT B:
STARK DRONES CORPORATION AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2023

EXHIBIT C:
STARK DRONES CORPORATION AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2022

EXHIBIT D:
REINSTATED ARTICLES OF INCORPORATION

EXHIBIT E:
CIVIL COMPLAINT COVER PAGE

EXHIBIT F:
DATA COMPRESSION PATENT

EXHIBIT G:
COMPUTE MODULE PATENT

Riemann Computing, Inc



2.EXECUTIVE SUMMARY

Riemann Computing Inc., (hereinafter "the Business") is a company located at
801 W Big Beaver Rd.
Suite 300 MB #38
Troy, MI, 48084

Formerly started in 2017 and founded on February 23rd, 2018, the Stark Drones Corporation was formed in the state of Michigan. Since, then it has become Riemann Computing Inc., and has been a holdings company across a variety of brands and technologies with a core research focus on building moonshot technologies that disrupt telecom and infrastructure.

Riemann Computing Inc., (which has also been known as the Stark Drones Corporation), has had humble beginnings prior to its founding in 2018.

We want to disrupt telecom and infrastructure. We are called Riemann Computing in reference to the Riemann Zeta function and the Riemann Hypothesis.



3. RISK FACTORS

General investment risks

Equity crowdfunding is highly speculative, and considered a high risk form of investment. You should not invest more than you are prepared to lose, and should conduct your own due diligence. There are no guarantees of deliverance, ROI, or contractual promises per SEC rules. Please consider information "as is". Note that Reg A qualification doesn't mean SEC review or endorsement.

Specific Risk Factors:

There is no guarantee on the quality of followers, subscribers, email lists, or audiences that follow the brand. The example provided in Exhibit A is for the ISP as a franchise service, and is contingent on full unding received in a timely amount, a successful pilot, and all the FCC licenses granted amongst other factors. These are projections, and even if those factors are to be met, Exhibit A is not guaranteed, nor should be considered as factual, rather is provided as an opinionated estimate and example. Exhibit A is "as is". The founder of Riemann Computing Inc., also has many other priorities, and various involvements professionally and politically that may or may not be considered a conflict of interest in due time. This may also include volunteer position or personal commitments. There is no guarantee on the successful deliverance by the management team, and technologies such as these are considered highly theoretical.

No assurance of cash distributions

There is no assurance of cash distributions, or guarantee of dividends. Please invest at your own risk taking this into consideration and the common stock rights affiliated with Riemann Computing Inc and this offering.



Risks Related to the Company's Business

A majority of the shares are internally owned, and therefore, that risk should be taken into account. Riemann Computing Inc, is diversified towards a variety of technical industries where risks may be presented on execution and/or focus. The technologies Riemann Computing is working on is novel, and considered highly experimental, theoretical, or speculative.

Unanticipated obstacles to execution of business plan

Many core pieces of the business has an over-reliance on its founder. There is also no guarantee, even with or without necessary nohow, of a smooth execution. The market has many regulatory frameworks in relation to the technologies that Riemann Computing Inc. offers. Some of the IP is also still pending. Riemann Computing Inc. is currently a plaintiff in patent litigation lawsuits regarding potential infringes of its core IP by various defendants and third parties. The founder of Riemann Computing inc. has many conflicts in regards to time, job positions, and scholarly work. Political opinions expressed by any employees of Riemann Computing Inc. doesn't.

Competition

This industry is highly competitive, and big players that aim for monopolization or limiting go-to market advantage will be very broad across the spectrum. Most of the industry is backed by trillions of dollars of competition, more anticipated resources, capital, and larger teams. Due to the high degree of competitiveness, an advantage in relation to IP, trade secrets, and mathematical know-how would likely be needed in order to breakthrough any meaningful market share. Competitors who are much larger will also bid on the same types of contracts and may even likely receive more exposure. The top competitors within Telecom and Computation owns an overwhelming majority of the market share by a select few.

Financial Conditions

The financial conditions of the company is bleak in relation to the need for more working capital. This risk means that without funding or an extra influx of cash by other means, likely operations would be limited beyond an 18 month period. The company has no liens in regards to debt or liability, but does have minimal inherited debts as per the recent US GAAP financial statements.

Regulatory Frameworks

The corporate structure of Riemann Computing Inc., is fairly complex and requires many costly efforts to upkeep. Licensing for an ISP or data network isn't guaranteed, nor is experimental authority or protocol standardization. Some of the technology Riemann Computing Inc., does is novel and hard to insure or requires special remediation and insurance plans. An important consideration is the need for collaborations, regulatory frameworks, and approvals on both local and federal levels, as well as in occasion international levels. The legal framework is challenging. Outside of the legal and international regulatory framework, are standards and organizations. Riemann Computing Inc. may be pursuing the potential of becoming a B Corp, and is also looking into standardization by various various entities such as ISO, IEEE, SAE, the UN, CUSIP, ETSI, and CAS (the Chemical Abstracts Service) in relationship to frameworks that surround aviation, telemetry, finances, materials and semi-conductors. Also, keep in mind that the consolidated or reinstated articles o incorporation may still be pending in the state of Michigan, depending on when this offering is accepted. For reference, the articles are an exhibit, but in lieu of its physical signature is a digital signature. All article of incorporation amendments should be in the recent SUPPL filing or in the State of Michigan Lara website, as of the time this offering statement has been submitted. Keep in mind the articles of incorporation may still be amended or changed from time to time depending on the board and shareholders.

Limited Resources

Riemann Computing Inc. is very limited in terms of resources and needs to be resourceful. This core risk as of now is due to the lack of funding, and even if funding increases, they are still competing in highly regulatory, saturated, and cutthroat industries.

Forward Looking Statements

Please note that any forward looking statements or positive sentiments are on an opinionbased basis. This means the information is "as is". You should be skeptical, and do your own due diligence and research. None of what is seen in this offering statement should qualify or be considered as investment or financial advice.



4. MANAGEMENT DILUTION

The following sets forth each director,
principal director, and other control person
or key employees::



Name: **Andrew Magdy Kamal**
Position/Title: Founder

Name: **Trevor Miller**
Position/Title: Blockchain Architect

Name: **Charles Oshunremi**
Position/Title: Chief Advisor and
Technology Advocate

Riemann Computing Inc. was founded on February 23, 2018 in the State of Michigan registered as the Stark Drones Corporation. Prior to its founding, it had humble beginnings with itsb founder Andrew Magdy Kamal, who worked on projects from a storage unit during the winter, including as early as 2017. This was an attempt at the Water Abundance X Prize, and the initial focus of the startup was CAES (Compressed Air Energy Storage) batteries aimed at the consumer drone or hobbyist market.

Since then, Riemann Computing has had multiple revisions and pivots. This includes trying to expand its space to renewable energy, sustainability, and smart cities. It even had the idea of utilizing CAES in mining rigs, and branched off to custom algorithms, including Andrew taking some past of his past history with data compression, BOINC enthusiasm, and his involvement in the Blockchain space.

Also since then, one of the earliest joint ventures was the creation of BItBadges with Trevor Miller as its founder. BitBadges is a usecase of blockchain technology that aims to be multichain and horizontally scalable. It offers gated badges as a utility over traditional NFTs. Riemann Computing Inc, also branched off to custom computing paradigms, and trying to expand the Internet to third world countries or the unconnected. Charles was one of the first advisors that saw some potential in this theoretical tech. Charles was known to have popularized Qualcomm in Africa during its early days.

5. HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's accountant and financial advisor's regarding the financial history of the business. Upon request the Offeree will be provided with financial statements for the business covering the previous 2 years.

5. PLAN OF DISTRIBUTION

The company strategy is to:

The company aims to be primarily businessto business, and business to government as the core of its expansion. They want to offer infrastructure as a service, and are focused on contractual bidding, partnership, and citywide local collaborations. This includes the potential of becoming an ISP and the further potential plans of wanting to also receive a franchising license.

Riemann Computing has multiple branches and subsidiaries, and does DBAs for brand management.

The core of Riemann Computing productwise would likely be its compute module which could potentially go through multiple iterations. The founder of Riemann Computing pioneered signal computing as a paradigm.

Riemann Computing also wants to be heavily invested in research, and academic or scholarly work.

Crowdfunding, especially product crowdfunding aims to be a large part of Riemann Computing's marketing strategy along with a focus on its YouTube channel,
and LinkedIn.

They also want to be a supplier for various different industries and are exploring contractual bidding through places like Bidnet, Behance, and health care supplier programs.

Riemann Computing's core mission is to be heavily involved in disrupting telecom and infrastructure as industries. They want to put a huge emphasis on fault tolerant systems, self sustaining ethical technologies, and sustainable, clean energy.



Notice to Purchasers

Lock periods due to the SEC rules and regulations, or lack of liquidity is fairly possible at this stage. By proceeding to purchase stock in Riemann Computing Inc., this should be understood. There are no guarantees of a return on investment, IPO or acquisition. At good faith, the board aims to be at the fiduciary interests of their shareholders as deemed fit and ethical. There is no guarantee in regards to objectionable valuation, intellectual property value, asset value, or of a successful delivery or product launch. There is also lots of uncertainty due to the regulatory nature of many of the industries and markets that Riemann Computing Inc. is competing in. This include no guarantee of licensing approvals, and that many situations could be also outside of the company's control. This also includes everything from being out innovated, to financial bankruptcy, to acts of God. Therefore, anybody who purchases stock from the issuer or any issued should understand these risks. They should not invest more than they are willing to lose, and this is not an endorsement to invest or purchase stock. Please be skeptical and do your own due diligence.



6. USE OF PROCEEDS

The Company's management will have broad discretion in the application of the net proceeds of this Offering and investors will have to rely upon their judgment.

At present, the net proceeds of the Offering are expected to be used for:

    i. Manufacturing equipment including large scale 3D printers, SLA and PLA printers, clay and metal printers, biofabricators, CNC Machines, Commercial Lab Microwaves, PCB mills, rentals, soldering stations, cloud manufacturing agreements, backup generator systems, lab shelves, and isolated clean rooms or acoustics.

    ii. A commercial lab space. The need for a commercial lab space includes not just land and the building, but also the applicable research staff. Part of the space will likely include small makeshift labs in the Cities of Harbor Beach, Hamtramick, Sterling Heights, and Ypsilanti. Land space would need to likely be within 10 to 15 acres of land in a geographical area that likely isn't considered a high fly zone.

II. Software. We will need various forms of commercial software which likely includes: Digital Ocean Nodes, Lambda GPU rentals, MITLAB, Wolfram Enterprise, Kadeck, Confluence, Snowflake, Bright Data, Rapid MIner Studio, Adobe Express, Vizcom, Autodesk Maya, Turbo Cad, Simulink, LABVIEW, MySQL Workbench, Oracle Enterprise Edition, Windows Server 2012 R2, Linode Nodes, ZBrush (Latest edition), Camtasia Studio, Row Zero, Qliksense, Tableau, Final Cut Pro, Koyfin, PyMOL, EEGLAB, Tradingview, Astria, Salesforce, PM2, Hasura, Heroku, FlightAware Enterprise WX, Fox Glove, Altium Designer, SnapGene Editor, and others.

III. Marketing. Ad campaigns, SEO, social media management, videography, press releases, and brand development are all within scope.

IV: Others: This includes man power and personnel, debt repayment, legal costs, and other real estate. Again, there are many unknowns in regards to the commercial lab space and whether we will be able to do mini labs or a large scale commercial lab all together. Also, legal costs can be hefty given IP registrations, licenses, and the cost of IP protection or litigation. Anything that can be considered debts or potential debts are liabilities. Personnel would be needed for construction, cleaning, lab maintenance, research, and various different tasks or roles. Sometimes, launch costs, reservations or prepayments might be able to help offload these costs if launches are scheduled in the future, but this isn't something to rely on. Regulation A equity crowdfunding includes GAAP financial statements, and in audits, traditionally companies would need to have justifications for many of their core costs as a business expense.



6.2. OFFERING PROCEEDS

The following table sets forth the sources and uses of proceeds from the Company's
$3.35 million offering assuming all Shares offered are sold:

Source of Funds

Shares	$3,347,443
Total Sources	$3,412,767

USE OF FUNDS	
MANUFACTURING	$1,000,000
MARKETING	$550,000
PERSONNEL	$850,000
DEBT	$84,000
LEGAL	$115,000
INVENTORY	$315,000
REAL ESTATE	$434,060
TOTAL USES OF FUNDS	**$3,348,060**

7. DESCRIPTION OF BUSINESS

Currently we are seeking to deploy capital in categories that show a high probability for convergence within the next 10 years. Despite there being many categories we can explore, we have narrowed it to the categories we believe are the most fruitful in regards to market growth and value of innovation.

• Data Warehousing

• Infrastructure

• Geospatial Mapping

• Data Mining

8. PROJECTS

Project 1

The core project of Riemann Computing Inc., relies heavily on its proposed CubeSat infrastructure and ISP/Data network. The CubeSats developed by Riemann Computing Inc., has a proposed advantage due to the the algorithmic capabilities aligned with its hardware architecture. This includes the uses of signal compute in both the CubeSat and gateway level, along with the idea of compressing network packets for broader bandwidth or area coverage. This is done through the DBA known as Starkcom Global. The aim is to offer these services through approved aerostat launches that carry the CubeSats into fairly low elevations of 4000 to 5000 ft.

Our CubeSats utilize weather-proofed coating for the electronics, and we utilize helikites or aerostats that are designed to hold helium and hydrogen for prolonged time periods. The aim is for a shelf life of 4 to 5 years before refill. Each CubeSat deployment aims to be on a local level, and Riemann Computing Inc., if licensing is achieved, does hope to have a franchise model for Starkcom Global. We aim to design the CubeSats to be mass manufacturing ready (modular), and more and more scalable over time. This is because the need of horizontal scaling and easy deployments are crucial for growth beyond

the licensing needs. We also hope to utilize other novel technologies such as implementing BitBadges for device gateway QR codes, or having user accounts gated by BitBadges as an eventual option. We aim to have lightweight CubeSats that are within a 5" by 5" surface area (not including the large aerostats that carry them), with an opportunity for potentially reasonable or Wireless Service GHZ tier coverage that reaches an 18km radius. Each CubeSat is estimated to support up to 1000 users, but the architecture is being designed for 5000 to 10000 users support via CubeSat. Keep in mind IP blocks, network codes, remotely deployed software, proxy IDs and related architecture are needed in order to make this possible. There is also a heavy reliance on our data compression.



Project 2

Project 2 is centered around research endeavors in relation to experimental computing architecture, paradigms, hardware design, and R&D. This includes areas from the material sciences or chemistry perspective as well. Projects such as Fungal Neumorphic Computing or hybrid wet/dry boards are also being lightly researched.

Other methods include grid computing and distributed computing SDKs and algorithms, the development of the Signal Computing Paradigm, and various integrations within Qubit-based processing systems, telemetry, software defined networks and other related technical topics of implementation interests.

The usage of software such as Vizcom, Rapid Miner Studio, Orange, PyTorch, Mojo, Tinker Cad, Turbo Cad, Jupyter Notebooks, Git, Wolfram, Google Sketch Up, MITLAB, Helm, Simulink, Solidity, Row Zero, Kafka, Dillinger, OpenCad, Aerosim, Kineticx, Meta Quotes 5, BOINC, Autodesk Maya, minitab, G Plot, R Studio, S, Knimes, D3, Hadera Hashgraph, Neo4J, Node.js, Angular JS, Vue.js, PHP Cake, Snowflake, AWS, Selium, ANTLR, Visual Studio, Sublime Text Editor, Supabase, MySQL, PyCad, Simslab, Sims Workbench, Unity, Unreal Engine, Chemsim, PolyMol, FPGASim, Jooomla, Bootstrap, Mobirise, Apache, Rocky Linux, Ubuntu, Wix, Opera SDK, LUbuntu, Unicorn Platform Builder, Raspbian OS, Elementary OS, Sketchfab, Wordpress, Behance, Adobe Photoshop Express, Acrobat, Adobe Lightroom, Bandicam, Zapier, Julia, CMake, Altium, LABVIEW, Wireshark, GLOS, OpenStreetMap, GQIS, Heroku, Digital Ocean Load Balancers, Kali Linux, Notepad ++, ROS, Foxglove, Theia, Infura, Google Batch, NVIDIA, Tor, Tor Browser, Squirrel OS, OpenStack, Oracle, PyMol, Kadeck, Slurm, Koyfin, Regex, Mathematica, Arduino Studio Cloud IDE, Texas Instruments Cloud, Confluence, Java Enterprise Edition, TradingView, QuantConnect, OpenSim, Free5G, Lonero OS, Sourceforge, Gitlab, Atlassian, EEGLAB, and other related software may have been used for scholarly or commercial work. If so, appropriate license(s) and usages were granted, purchased, or allowed under related commercial or fair usage restrictions.



Riemann Computing, Inc



An emphasis on distributed systems and grid networks is a large part of Riemann Computing Inc. and the computational research work it does. Open peering, BOINC, and Tor are foundational core protocols or software that Riemann Computing Inc. studies. Also, a huge emphasis on fault tolerant mechanisms is crucial to Riemann Computing's computational research. The goal is to eventually be able to create a decentralized Internet or large distributed computing network. Currently, Riemann Computing Inc. oversees the maintenance and development of the Decentralized-Internet SDK which has been downloaded by over 175k people (likely mostly developers) across multiple channels. Riemann Computing Inc. also researches multistate computing, data structure, and language paradigms. Parallel processing on both Classical and Qubit based systems or distributed Qubit based computing as well as Quantum emulation have all been topics of interest. Smart automation in relation to energy consumption or self sustaining grid network architecture also is an explored topic of interest.

A core aim of grid networks is centered around accessibility and sustainability. The goal of a distributed architecture in line with both computing and telemetry would be for a towerless Internet where the devices make up the grid. However, that technology is highly theoretical. Onion Browser w/ Tor, and BOINC were decent attempts along with fault tolerant systems like MetaQuotes Cloud Runner or Worker/Runner and distributed Pub/Sub mechanisms. These systems have been integrated or at the very least loosely inspired some of the open source technologies Riemann Computing develops, oversees, or uses. Centralization was one of the disenfranchisements people had with WLAN and the traditional Internet, and our goal relies on better architecture for the current Internet (if feasible) before looking to create a whole new Internet or decentralized telemetry protocol all together. This is especially given that the later likely needs mass adoption before being able to work within any massively adoptive manner, along with standardization.

In relationship to updating network deployment methods that are currently used, our method relies on technologies that might be considered more novel than mainstream approaches. This is because a core of signal computing as a component of the hardware architecture along with being capable of compressing the network packets at high ratios allows for launches that doesn't necessarily have to rely on ballistics or advanced forms of rocketry for deployment.

Also, the method we have that revolves around beaming from CubeSat to gateway should not need fiber cabling or a heavy reliance on telecom towers.

This allows for area coverage that doesn't need to be monopolized by third parties or are no longer monopoly compatible by large ISP providers. This is because bidding on the rights for tower coverage or fiber optic installment for a particular area doesn't prevent Starkcom's network from being accessible within that area. This is due to the different technology.

Though theoretical and heavily reliant on regulatory local or federal frameworks, mass adoption over time might potentially allow for this to be a global ISP provider. Integrating with third party providers or subleasing Proxy IDs might be done in the beginning for scalability. The cost efficiency related to this network will need to be significantly cheaper for adoption, especially due to the premise of less deployment needs as a core selling point.



The Compute Module by Riemann Computing Inc., formerly known as the Stark Drones Corporation, is meant to be the gateway for its CubeSat network/ Internet balloon project. It is a signal compute module, and the goal is for many generations or iterations over time. It is also meant for a variety of other usecases such as ASIC integrations, high performance signal computing, real time communication protocols, telemetry and specialized data compression on a lightweight MCU. It aims to target various markets and potentially be in many form factors such as MicroATX or mini motherboards, single board computers, headless computers, and PCI express board variations.





Within the custom FPGA space, Riemann Computing Inc. wants to tackle other areas as well, including custom GPU development and even the potential exploration of QPUs or Quantum Processing Units. Specialized materials, manufacturing processes, and techniques aim to be part of the intellectual property portfolio or research by the Riemann Computing team, and there are many risks regarding the logistics or successful delivery due to fabrication techniques, form factoring, redesigns, BOMs (Bill of Materials), chipset shortages, and global logistical supplychains that should be considered.

Project 3

Utilizing a Spark.io Photon Board and a custom microsatellite for a range transmission and extension network, was the deployment of a test internet balloon system for a tethered telemetry test. We had to utilize multiple party tanks of helium (about 11), given there was a nationwide helium shortage at the time (please do not do or try this). Once the balloon was deployed, we were able to land it back safely and release the helium out of the balloon for any potential relaunch.

We want to eventually utilize Aerostats and potential experimental licenses to be able to take tests a step further towards commercialization.



Project 4

Project 4 involves real time networks and dashboards for our underwater wireless networking project. This project is in the R&D phase amongst the others, and part of our goal is to utilize some of our potential funding or grants towards a major pilot or mass commercialization. As of filing, an SBIR Phase 1 Pitch was accepted and the proposal is being worked on. Said proposal may or may not be submitted and there are no guarantees of acceptance. This isn't an endorsement by any government agency or SBIR program.





Riemann Computing Inc. eventually hopes to venture into aeronautics with specialized drones, flying vehicles, or unmanned aerial systems and hybrid electric aircrafts. Riemann Computing Inc. has already been working through the newly formed and previously named Stark Drones DBA in order to make that vision a reality. However, funding is needed to be able to competitively compete or have expenditures for pilots and prototyping. Results and delivery is yet to be determined, and nothing is a guarantee. Part of Riemann Computing Inc.'s strategy involves expanding its IP portfolio towards avionics, and they hope to potentially accomplish signal compute for avionics modules within the near future.

9. CONSOLIDATED FINANCIAL STATEMENTS

PROJECTIONS OR FORECASTS CONTAINED IN THIS PRIVATE PLACEMENT OFFERING MEMORANDUM, OR OTHER MATERIALS, MUST BE VIEWED AS ESTIMATES. ALTHOUGH ANY PROJECTIONS CONTAINED IN THIS MEMORANDUM ARE BASED UPON ASSUMPTIONS WHICH THE COMPANY BELIEVES TO BE REASONABLE, THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S ACTUAL PERFORMANCE WILL MATCH IT'S INTENDED RESULTS.

FOR AN EXAMPLE, SEE EXHIBIT A.




Starkcon Global's CubeSat
Row Zero
ChirpStack
Uptime Kuma
Data Management
Provides Coverage
Data Management
WLAN
KODEK UI
Proxy via Brightspace
Mesh Compatibility
Data Management
Routes
Data Management
Subnet E
Subnet F
Subnet G
LoRaWAN
ASIN Router
Subnet A
Subnet B
Subnet C
Subnet D
TCP/IP
TCP/IP
TCP/IP
TCP/IP
Switch
Switch
Switch
Switch
SSH Protocol
MQTT Protocol
Open Peering
SMESH Network
Device A
Device B
Device C
Device D

10. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

NAME	Position	Education	About the Expert
Andrew Kamal	Founder	Bachelors + 77 Graduate Credits	Copt; Years of startup experience, marketing and social media professional, business and technical expertise is hard to find.
Trevor Miller	Blockchain Architect	BS/MS	Developer of BitBadges in terms of core architecture or code. Passionate about Compute Science.

11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

NAME	Position	Compensation	Compensation	Compensation
Andrew Magdy Kamal	Founder	Cash compensation ($) 1$ Salary	Stock Holdings	Prepaid Living Expenses (Company owned buildings)

FormofCompensation and Recipient	Amount of Compensation
Overhead Reimbursement	Not determined as of the filing of this offering statement.
Management Fees to the Manager	Not determined as of the filing of this offering statement.

12. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The ownership that is well over almost 97% or higher (well past the standard line for a majority shareholder) is owned directly by a natural US citizen, who also has dual citizenship in other countries, but is a citizen of the United States of America, having resided all of their life. All sub entities of Riemann Computing Inc, formerly known as the Stark Drones Corporation, that are outside of the US are controlled by this almost fully domestically owned entity. Therefore, according to the stock ownership and the formulated documents, there is no reason to expect foreign interests or conflict of interests in the forming of this application. Said majority shareholder is the founder, Andrew Magdy Kamal who also goes by Andrew Magdy Kamal Nassief.

13. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

All employment or previous interests in relationship to the predecessor Form C filing still exists. This includes a full time day job and the running of the Intellectualism Party, a political domestic non-profit that may be registered with the FEC in the near future. These interests are on behalf of the founder, Andrew Magdy Kamal. Advisors may also have some competing interests, including advisory positions at other telecom or computing companies.

14. SECURITIES BEING OFFERED

Currently we are seeking to deploy capital in categories that show a high probability for convergence within the next 10 years. Despite there being many categories we can explore, we have narrowed it to the categories we believe are the most fruitful in regards to market growth and value of innovation.

Company Securities

We are offering common stock in equity shares that have been reserved for regulation CF and/or Reg D offerings per outstanding shares and corporate bylaws/articles.

Description of the Shares

Voting rights are connected to common shares, granting the holder one vote per share to set on critical management decision making and board member elections. For clarity, the founder pool refers to the original shareholders at the time of incorporation prior to any distributive activities (the original founder within the formation docs). Voting rights are not coupled with preferred stock. If the company starts paying dividends, preferred stockholders will always have priority in retrieving those payments. Preferred stockholders should expect payment before common stockholders in whatsoever non-class related asset distribution that the board decides to make to shareholders. It was declared to reserve 1472728 common shares for a regulatory equity crowdfunding offering. They do not belong to the founder's share pool. As any other common share, they are entitled to the same rights.

Distributions

There are no guarantees or stock warrants or dividends as of the time of this offering.

Liquidation

The liquidity can be fairly low for regulation crowdfunding and the SEC has certain provisions for selling shareholders. Therefore, there is risk regarding the availability of liquidity for shareholders or secondary shares.

Determination of Offering Price

Price has been determined given the intellectual property, research state of the company, and similar transactions or valuations in the industry. This is opinion based, and should be taken skeptically. The milestones past previous funding have increased, and therefore, this leads to the price differentiation along with the need for further working capital to target larger potential pilots.

 **Riemann** Computing, Inc



EXHIBIT A

STARKCOM ISP BUSINESS FRANCHISE MODEL EXAMPLE



www.starkcom.io

MARKETING & SALES FUNNEL - ALL 5 YEARS

Year		Year 1	Year 2	Year 3	Year 4	Year 5
Months		2025	2026	2027	2028	2029
Marketing & Sales Funnel						
Business to Govt - (for Installation & Deployment)						
Sales (New Unit Installations)						
Target Market Size (SOM) - B2Govt.	5,000					
Total New Unit Installations in 5 Year	5,000 <-- *New Installations shouldn't be greater than the Target Market Size*					
#New Unit Installations, Business to Govt.		961	1,021	1,023	1,023	971
Growth rate %			*6.2%*	*0.2%*	*0.0%*	*-5.0%*
#New Unit Installations, Cumulative		**961**	**1,982**	**3,005**	**4,029**	**5,000**
*(**Expected to reach the target market audience within a timeframe of 5 years)*						
Refill (Recurring every 4 years)						
Refill Cycle:	48 Months					
Units brought forward, cumulative		0	0	0	0	961
#New Unit Installations, Business to Govt.		961	1,021	1,023	1,023	971
Total Refill		**961**	**1,021**	**1,023**	**1,023**	**1,933**
Business to Consumer - (for subscription Services)						
Infromation below is per City/ District basis						
Subscription cost (per Active Subscriber)						
Active Subscribers				147,017		
Organic traffic		229,563	318,544	364,671	384,348	397,625
Social media		153,042	212,363	243,114	256,232	265,084
Public Relations		15,304	21,236	24,311	25,623	26,508
Total Ads Impression		**397,910**	**552,143**	**632,096**	**666,203**	**689,217**
Growth rate %			*38.8%*	*14.5%*	*5.4%*	*3.5%*
Sales Conversion (New Users)						
Sales Channles -						
Organic traffic		68,869	143,345	164,102	172,957	178,931
Conversion Rate %		*30.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*
Social media		84,173	127,418	145,868	153,739	159,050
Conversion Rate %		*55.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*
Public Relations		1,530	2,548	2,917	3,075	3,181
Conversion Rate %		*10.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*
Total New Users (Subscription Per City)		**154,573**	**273,311**	**312,888**	**329,771**	**341,163**
New Users to impressions %		*38.8%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*
Users, cumulative		*154,573*	*427,883*	*740,771*	*1,070,542*	*1,411,704*
Subscription Schedule						
Target Market Size (SOM) - B2C	22,572,000					
Total New Users in 5 Year	1,411,704 <-- *New Users shouldn't be greater than the T arget Market Size*					
Users brought forward, cumulative		0	147,017	382,372	581,157	752,069
#New Users for B2C - Online Marketplace, Per City		154,573	273,311	312,888	329,771	341,163
Less: Users Churn		-7,556	-37,956	-114,102	-158,859	-196,841
Churn Rate %		*0.0%*	*25.8%*	*29.8%*	*27.3%*	*26.2%*
Active Subscribers (Per City)		**147,017**	**382,372**	**581,157**	**752,069**	**896,390**
CubeSats Launches		10	15	20	25	30
Active Subscribers (Target Population)		**470,167**	**5,735,574**	**11,623,144**	**18,801,719**	**26,891,703**
StarkCom Business - (for Installation & Deployment)						
Sales (New Unit Installations)						
Total New Unit Installations in 5 Year	3,212 <-- *New Installations shouldn't be greater than the Target Market Size*					
#New Unit Installations, StarkCom		12	50	150	500	2,500
Growth rate %			*316.7%*	*200.0%*	*233.3%*	*400.0%*
#New Unit Installations, Cumulative		**12**	**62**	**212**	**712**	**3,212**
*(**Expected to reach the target market audience within a timeframe of 5 years)*						
Registered Users/Consumers per City						
Total No. of Registered Users - Business to G Franchise		961	1,021	1,023	1,023	971
Total No. of Registered Users - Business to C Subscription		154,573	273,311	312,888	329,771	341,163
Total No. of Active Users - Business to Consı Subscription		147,017	382,372	581,157	752,069	896,390
Total No. of Registered Users - StarkCom Bus StarkCom Launc		12	50	150	500	2,500



Riemann Computing, Inc

29

MARKETING & SALES FUNNEL - YEAR 1

Year		Year 1	Year 1	Year 1	Year 1	Year 1	Year 1	Year 1	Year 1	Year 1	Year 1	Year 1	Year 1
Months		Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Marketing & Sales Funnel													
Business to Govt - (for Installation & Deployment)													
Sales (New Unit Installations)													
Target Market Size (SOM) - B2Govt.	5,000												
Total New Unit Installations in 5 Year	5,000 <-- New Installations shouldn't be greater than the Target Market Size												
#New Unit Installations, Business to Govt.		70	74	76	78	80	81	82	83	84	84	84	85
Growth rate %			*5.0%*	*3.8%*	*2.8%*	*2.1%*	*1.6%*	*1.2%*	*0.9%*	*0.7%*	*0.5%*	*0.4%*	*0.3%*
#New Unit Installations, Cumulative		**70**	**144**	**220**	**298**	**378**	**460**	**542**	**625**	**708**	**792**	**877**	**961**

*(**Expected to reach the target market audience within a timeframe of 5 years)*

Refill (Recurring every 4 years)													
Refill Cycle:	48 Months												
Units brought forward, cumulative			0	0	0	0	0	0	0	0	0	0	0
#New Unit Installations, Business to Govt.		70	74	76	78	80	81	82	83	84	84	84	85
Total Refill		**70**	**74**	**76**	**78**	**80**	**81**	**82**	**83**	**84**	**84**	**84**	**85**

Business to Consumer - (for subscription Services)

Infromation below is per City/ District basis

Subscription cost (per Active Subscriber)													
Active Subscribers													
Organic traffic		15,000	15,750	16,522	17,315	18,130	18,966	19,622	20,287	20,961	21,644	22,334	23,032
Social media		10,000	10,500	11,015	11,543	12,087	12,644	13,081	13,525	13,974	14,429	14,889	15,355
Public Relations		1,000	1,050	1,101	1,154	1,209	1,264	1,308	1,352	1,397	1,443	1,489	1,535
Total Ads Impression		**26,000**	**27,300**	**28,638**	**30,013**	**31,425**	**32,875**	**34,012**	**35,165**	**36,333**	**37,515**	**38,712**	**39,923**
Growth rate %			*5.0%*	*4.9%*	*4.8%*	*4.7%*	*4.6%*	*3.5%*	*3.4%*	*3.3%*	*3.3%*	*3.2%*	*3.1%*
Sales Conversion (New Users)													
Sales Channles -													
Organic traffic		4,500	4,725	4,957	5,195	5,439	5,690	5,887	6,086	6,288	6,493	6,700	6,910
Conversion Rate %		*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*	*30.0%*
Social media		5,500	5,775	6,058	6,349	6,648	6,954	7,195	7,439	7,686	7,936	8,189	8,445
Conversion Rate %		*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*	*55.0%*
Public Relations		100	105	110	115	121	126	131	135	140	144	149	154
Conversion Rate %		*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*	*10.0%*
Total New Users (Subscription Per City)		**10,100**	**10,605**	**11,125**	**11,659**	**12,208**	**12,771**	**13,212**	**13,660**	**14,114**	**14,573**	**15,038**	**15,508**
New Users to impressions %		*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*	*38.8%*
Users, cumulative		*10,100*	*20,705*	*31,830*	*43,488*	*55,696*	*68,467*	*81,679*	*95,339*	*109,453*	*124,026*	*139,064*	*154,573*
Subscription Schedule													
Target Market Size (SOM) - B2C	22,572,000												
Total New Users in 5 Year	1,411,704 <-- New Users shouldn't be greater than the Target Market Size												
Users brought forward, cumulative		0	10,100	20,604	31,523	42,866	54,645	66,869	79,413	92,279	105,470	118,988	132,837
#New Users for B2C - Online Marketplace, Per City		10,100	10,605	11,125	11,659	12,208	12,771	13,212	13,660	14,114	14,573	15,038	15,508
Less: Users Churn		0	-101	-206	-315	-429	-546	-669	-794	-923	-1,055	-1,190	-1,328
Churn Rate %		*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*
Active Subscribers (Per City)		**10,100**	**20,604**	**31,523**	**42,866**	**54,645**	**66,869**	**79,413**	**92,279**	**105,470**	**118,988**	**132,837**	**147,017**
CubeSats Launches		10	10	10	10	10	10	10	10	10	10	10	10
Active Subscribers (Target Population)		**101,000**	**206,040**	**315,226**	**428,662**	**546,451**	**668,691**	**794,127**	**922,786**	**1,054,697**	**1,189,883**	**1,328,367**	**1,470,167**

StarkCom Business - (for Installation & Deployment)

Sales (New Unit Installations)													
Total New Unit Installations in 5 Year	3,212 <-- New Installations shouldn't be greater than the Target Market Size												
#New Unit Installations, StarkCom		1	1	1	1	1	1	1	1	1	1	1	1
Growth rate %			*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
#New Unit Installations, Cumulative		**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**	**12**

*(**Expected to reach the target market audience within a timeframe of 5 years)*

Registered Users/Consumers per City													
Total No. of Registered Users - Business to G Franchise		70	74	76	78	80	81	82	83	84	84	84	85
Total No. of Registered Users - Business to C Subscription		10,100	10,605	11,125	11,659	12,208	12,771	13,212	13,660	14,114	14,573	15,038	15,508
Total No. of Active Users - Business to Consu Subscription		10,100	20,604	31,523	42,866	54,645	66,869	79,413	92,279	105,470	118,988	132,837	147,017
Total No. of Registered Users - StarkCom Bus StarkCom Launc		1	1	1	1	1	1	1	1	1	1	1	1



Riemann Computing, Inc

30

MARKETING & SALES FUNNEL - YEAR 2

Year		Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2
Months		Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Marketing & Sales Funnel													
Business to Govt - (for Installation & Deployment)													
Sales (New Unit Installations)													
Target Market Size (SOM) - B2Govt.	5,000												
Total New Unit Installations in 5 Year	5,000 <-- *New Installations shouldn't be greater than the Target Market Size*												
#New Unit Installations, Business to Govt.		85	85	85	85	85	85	85	85	85	85	85	85
Growth rate %		*0.2%*	*0.2%*	*0.1%*	*0.1%*	*0.1%*	*0.1%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
#New Unit Installations, Cumulative		**1,046**	**1,131**	**1,216**	**1,301**	**1,386**	**1,471**	**1,556**	**1,641**	**1,727**	**1,812**	**1,897**	**1,982**
*(**Expected to reach the target market audience within a timeframe of 5 years)*													
Refill (Recurring every 4 years)													
Refill Cycle:	48 Months												
Units brought forward, cumulative		0	0	0	0	0	0	0	0	0	0	0	0
#New Unit Installations, Business to Govt.		85	85	85	85	85	85	85	85	85	85	85	85
Total Refill		**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**
Business to Consumer - (for subscription Services)													
Infromation below is per City/ District basis													
Subscription cost (per Active Subscriber)													
Active Subscribers													
Organic traffic		23,695	24,322	24,914	25,472	25,997	26,490	26,952	27,384	27,789	28,166	28,518	28,846
Social media		15,797	16,215	16,609	16,981	17,331	17,660	17,968	18,256	18,526	18,777	19,012	19,230
Public Relations		1,580	1,621	1,661	1,698	1,733	1,766	1,797	1,826	1,853	1,878	1,901	1,923
Total Ads Impression		**41,071**	**42,158**	**43,184**	**44,152**	**45,061**	**45,916**	**46,717**	**47,466**	**48,167**	**48,821**	**49,431**	**49,999**
Growth rate %		*2.9%*	*2.6%*	*2.4%*	*2.2%*	*2.1%*	*1.9%*	*1.7%*	*1.6%*	*1.5%*	*1.4%*	*1.2%*	*1.1%*
Sales Conversion (New Users)													
Sales Channles -													
Organic traffic		10,663	10,945	11,211	11,462	11,699	11,920	12,128	12,323	12,505	12,675	12,833	12,981
Conversion Rate %		*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*
Social media		9,478	9,729	9,966	10,189	10,399	10,596	10,781	10,954	11,115	11,266	11,407	11,538
Conversion Rate %		*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*
Public Relations		190	195	199	204	208	212	216	219	222	225	228	231
Conversion Rate %		*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*
Total New Users (Subscription Per City)		**20,330**	**20,868**	**21,376**	**21,855**	**22,305**	**22,728**	**23,125**	**23,496**	**23,843**	**24,166**	**24,468**	**24,750**
New Users to impressions %		*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*
Users, cumulative		*174,903*	*195,771*	*217,147*	*239,002*	*261,308*	*284,036*	*307,161*	*330,656*	*354,499*	*378,665*	*403,134*	*427,883*
Subscription Schedule													
Target Market Size (SOM) - B2C	22,572,000												
Total New Users in 5 Year	1,411,704 <-- *New Users shouldn't be greater than the Target Market Size*												
Users brought forward, cumulative		147,017	165,509	184,309	203,381	222,694	242,215	261,916	281,767	301,740	321,811	341,955	362,149
#New Users for B2C - Online Marketplace, Per City		20,330	20,868	21,376	21,855	22,305	22,728	23,125	23,496	23,843	24,166	24,468	24,750
Less: Users Churn		-1,838	-2,069	-2,304	-2,542	-2,784	-3,028	-3,274	-3,522	-3,772	-4,023	-4,274	-4,527
Churn Rate %		*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*	*1.3%*
Active Subscribers (Per City)		**165,509**	**184,309**	**203,381**	**222,694**	**242,215**	**261,916**	**281,767**	**301,740**	**321,811**	**341,955**	**362,149**	**382,372**
CubeSats Launches		15	15	15	15	15	15	15	15	15	15	15	15
Active Subscribers (Target Population)		**2,482,638**	**2,764,628**	**3,050,714**	**3,340,405**	**3,633,231**	**3,928,740**	**4,226,500**	**4,526,105**	**4,827,167**	**5,129,324**	**5,432,233**	**5,735,574**
StarkCom Business - (for Installation & Deployment)													
Sales (New Unit Installations)													
Total New Unit Installations in 5 Year	3,212 <-- *New Installations shouldn't be greater than the Target Market Size*												
#New Unit Installations, StarkCom		2	2	3	3	4	4	5	5	5	6	6	6
Growth rate %		*51.8%*	*38.8%*	*29.1%*	*21.8%*	*16.4%*	*12.3%*	*9.2%*	*6.9%*	*5.2%*	*3.9%*	*2.9%*	*2.2%*
#New Unit Installations, Cumulative		**14**	**16**	**18**	**22**	**26**	**30**	**35**	**40**	**45**	**50**	**56**	**62**
*(**Expected to reach the target market audience within a timeframe of 5 years)*													
Registered Users/Consumers per City													
Total No. of Registered Users - Business to G Franchise		85	85	85	85	85	85	85	85	85	85	85	85
Total No. of Registered Users - Business to C Subscription		20,330	20,868	21,376	21,855	22,305	22,728	23,125	23,496	23,843	24,166	24,468	24,750
Total No. of Active Users - Business to Cons Subscription		165,509	184,309	203,381	222,694	242,215	261,916	281,767	301,740	321,811	341,955	362,149	382,372
Total No. of Registered Users - StarkCom Bus StarkCom Launc		2	2	3	3	4	4	5	5	5	6	6	6



Riemann Computing, Inc

MARKETING & SALES FUNNEL - YEAR 3

Year	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3
Months	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Marketing & Sales Funnel												
Business to Govt - (for Installation & Deployment)												
Sales (New Unit Installations)												
Target Market Size (SOM) - B2Govt. 5,000												
Total New Unit Installations in 5 Year 5,000 <-- *New Installations shouldn't be greater than the Target Market Size*												
#New Unit Installations, Business to Govt.	85	85	85	85	85	85	85	85	85	85	85	85
Growth rate %	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
#New Unit Installations, Cumulative	**2,068**	**2,153**	**2,238**	**2,323**	**2,409**	**2,494**	**2,579**	**2,664**	**2,750**	**2,835**	**2,920**	**3,005**
*(**Expected to reach the target market audience within a timeframe of 5 years)*												
Refill (Recurring every 4 years)												
Refill Cycle: 48 Months												
Units brought forward, cumulative	0	0	0	0	0	0	0	0	0	0	0	0
#New Unit Installations, Business to Govt.	85	85	85	85	85	85	85	85	85	85	85	85
Total Refill	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**
Business to Consumer - (for subscription Services)												
Infromation below is per City/ District basis												
Subscription cost (per Active Subscriber)												
Active Subscribers												
Organic traffic	29,151	29,434	29,698	29,942	30,169	30,380	30,574	30,755	30,922	31,076	31,219	31,351
Social media	19,434	19,623	19,799	19,962	20,113	20,253	20,383	20,503	20,614	20,717	20,813	20,901
Public Relations	1,943	1,962	1,980	1,996	2,011	2,025	2,038	2,050	2,061	2,072	2,081	2,090
Total Ads Impression	**50,528**	**51,020**	**51,476**	**51,900**	**52,293**	**52,658**	**52,996**	**53,308**	**53,598**	**53,865**	**54,113**	**54,341**
Growth rate %	*1.1%*	*1.0%*	*0.9%*	*0.8%*	*0.8%*	*0.7%*	*0.6%*	*0.6%*	*0.5%*	*0.5%*	*0.5%*	*0.4%*
Sales Conversion (New Users)												
Sales Channles -												
Organic traffic	13,118	13,245	13,364	13,474	13,576	13,671	13,758	13,840	13,915	13,984	14,048	14,108
Conversion Rate %	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*
Social media	11,660	11,774	11,879	11,977	12,068	12,152	12,230	12,302	12,369	12,430	12,488	12,540
Conversion Rate %	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*
Public Relations	233	235	238	240	241	243	245	246	247	249	250	251
Conversion Rate %	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*
Total New Users (Subscription Per City)	**25,011**	**25,255**	**25,481**	**25,691**	**25,885**	**26,066**	**26,233**	**26,388**	**26,531**	**26,663**	**26,786**	**26,899**
New Users to impressions %	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*
Users, cumulative	*452,895*	*478,149*	*503,630*	*529,321*	*555,206*	*581,272*	*607,505*	*633,892*	*660,423*	*687,086*	*713,872*	*740,771*
Subscription Schedule												
Target Market Size (SOM) - B2C 22,572,000												
Total New Users in 5 Year 1,411,704 <-- *New Users shouldn't be greater than the Target Market Size*												
Users brought forward, cumulative	382,372	399,736	416,996	434,136	451,144	468,007	484,712	501,251	517,613	533,792	549,779	565,570
#New Users for B2C - Online Marketplace, Per City	25,011	25,255	25,481	25,691	25,885	26,066	26,233	26,388	26,531	26,663	26,786	26,899
Less: Users Churn	-7,647	-7,995	-8,340	-8,683	-9,023	-9,360	-9,694	-10,025	-10,352	-10,676	-10,996	-11,311
Churn Rate %	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*
Active Subscribers (Per City)	**399,736**	**416,996**	**434,136**	**451,144**	**468,007**	**484,712**	**501,251**	**517,613**	**533,792**	**549,779**	**565,570**	**581,157**
CubeSats Launches	20	20	20	20	20	20	20	20	20	20	20	20
Active Subscribers (Target Population)	**7,994,711**	**8,339,911**	**8,682,728**	**9,022,886**	**9,360,133**	**9,694,244**	**10,025,016**	**10,352,268**	**10,675,839**	**10,995,588**	**11,311,392**	**11,623,144**
StarkCom Business - (for Installation & Deployment)												
Sales (New Unit Installations)												
Total New Unit Installations in 5 Year 3,212 <-- *New Installations shouldn't be greater than the Target Market Size*												
#New Unit Installations, StarkCom	7	9	10	11	12	13	14	14	14	15	15	15
Growth rate %	*26.6%*	*19.9%*	*15.0%*	*11.2%*	*8.4%*	*6.3%*	*4.7%*	*3.5%*	*2.7%*	*2.0%*	*1.5%*	*1.1%*
#New Unit Installations, Cumulative	**69**	**78**	**88**	**100**	**112**	**125**	**138**	**153**	**167**	**182**	**197**	**212**
*(**Expected to reach the target market audience within a timeframe of 5 years)*												
Registered Users/Consumers per City												
Total No. of Registered Users - Business to G Franchise	85	85	85	85	85	85	85	85	85	85	85	85
Total No. of Registered Users - Business to C Subscription	25,011	25,255	25,481	25,691	25,885	26,066	26,233	26,388	26,531	26,663	26,786	26,899
Total No. of Active Users - Business to Cons Subscription	399,736	416,996	434,136	451,144	468,007	484,712	501,251	517,613	533,792	549,779	565,570	581,157
Total No. of Registered Users - StarkCom Bu StarkCom Launc	7	9	10	11	12	13	14	14	14	15	15	15



Riemann Computing, Inc

MARKETING & SALES FUNNEL - YEAR 4

Year		Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4
Months		Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43	Month 44	Month 45	Month 46	Month 47	Month 48
Marketing & Sales Funnel													
Business to Govt - (for Installation & Deployment)													
Sales (New Unit Installations)													
Target Market Size (SOM) - B2Govt.	5,000												
Total New Unit Installations in 5 Year	5,000 ← New Installations shouldn't be greater than the Target Market Size												
#New Unit Installations, Business to Govt.		85	85	85	85	85	85	85	85	85	85	85	85
Growth rate %		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
#New Unit Installations, Cumulative		**3,091**	**3,176**	**3,261**	**3,346**	**3,432**	**3,517**	**3,602**	**3,687**	**3,773**	**3,858**	**3,943**	**4,029**
(**Expected to reach the target market audience within a timeframe of 5 years)													
Refill (Recurring every 4 years)													
Refill Cycle:	48 Months												
Units brought forward, cumulative		0	0	0	0	0	0	0	0	0	0	0	0
#New Unit Installations, Business to Govt.		85	85	85	85	85	85	85	85	85	85	85	85
Total Refill		**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**	**85**
Business to Consumer - (for subscription Services)													
Infromation below is per City/ District basis													
Subscription cost (per Active Subscriber)													
Active Subscribers													
Organic traffic		31,473	31,585	31,689	31,791	31,892	31,991	32,088	32,183	32,277	32,369	32,460	32,549
Social media		20,982	21,057	21,126	21,194	21,261	21,327	21,392	21,456	21,518	21,580	21,640	21,699
Public Relations		2,098	2,106	2,113	2,119	2,126	2,133	2,139	2,146	2,152	2,158	2,164	2,170
Total Ads Impression		**54,553**	**54,748**	**54,928**	**55,105**	**55,279**	**55,451**	**55,619**	**55,784**	**55,947**	**56,107**	**56,264**	**56,418**
Growth rate %		0.4%	0.4%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%
Sales Conversion (New Users)													
Sales Channles -													
Organic traffic		14,163	14,213	14,260	14,306	14,351	14,396	14,440	14,482	14,525	14,566	14,607	14,647
Conversion Rate %		45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%	45.0%
Social media		12,589	12,634	12,676	12,717	12,757	12,796	12,835	12,873	12,911	12,948	12,984	13,020
Conversion Rate %		60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%
Public Relations		252	253	254	254	255	256	257	257	258	259	260	260
Conversion Rate %		12.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%	12.0%
Total New Users (Subscription Per City)		**27,004**	**27,100**	**27,189**	**27,277**	**27,363**	**27,448**	**27,531**	**27,613**	**27,694**	**27,773**	**27,851**	**27,927**
New Users to impressions %		*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*
Users, cumulative		*767,775*	*794,875*	*822,064*	*849,341*	*876,705*	*904,153*	*931,684*	*959,297*	*986,991*	*1,014,764*	*1,042,615*	*1,070,542*
Subscription Schedule													
Target Market Size (SOM) - B2C	22,572,000												
Total New Users in 5 Year	1,411,704 ← New Users shouldn't be greater than the Target Market Size												
Users brought forward, cumulative		581,157	596,538	611,707	626,662	641,406	655,941	670,271	684,396	698,322	712,049	725,581	738,920
#New Users for B2C - Online Marketplace, Per City		27,004	27,100	27,189	27,277	27,363	27,448	27,531	27,613	27,694	27,773	27,851	27,927
Less: Users Churn		-11,623	-11,931	-12,234	-12,533	-12,828	-13,119	-13,405	-13,688	-13,966	-14,241	-14,512	-14,778
Churn Rate %		*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*
Active Subscribers (Per City)		**596,538**	**611,707**	**626,662**	**641,406**	**655,941**	**670,271**	**684,396**	**698,322**	**712,049**	**725,581**	**738,920**	**752,069**
CubeSats Launches		25	25	25	25	25	25	25	25	25	25	25	25
Active Subscribers (Target Population)		**14,913,441**	**15,292,677**	**15,666,558**	**16,035,153**	**16,398,532**	**16,756,763**	**17,109,912**	**17,458,045**	**17,801,228**	**18,139,526**	**18,473,002**	**18,801,719**
StarkCom Business - (for Installation & Deployment)													
Sales (New Unit Installations)													
Total New Unit Installations in 5 Year	3,212 ← New Installations shouldn't be greater than the Target Market Size												
#New Unit Installations, StarkCom		21	26	31	36	40	43	46	48	50	52	53	53
Growth rate %		35.7%	26.8%	20.1%	15.1%	11.3%	8.5%	6.4%	4.8%	3.6%	2.7%	2.0%	1.5%
#New Unit Installations, Cumulative		**233**	**259**	**290**	**326**	**366**	**410**	**456**	**504**	**555**	**606**	**659**	**712**
(**Expected to reach the target market audience within a timeframe of 5 years)													
Registered Users/Consumers per City													
Total No. of Registered Users - Business to G Franchise		85	85	85	85	85	85	85	85	85	85	85	85
Total No. of Registered Users - Business to C Subscription		27,004	27,100	27,189	27,277	27,363	27,448	27,531	27,613	27,694	27,773	27,851	27,927
Total No. of Active Users - Business to Cons Subscription		596,538	611,707	626,662	641,406	655,941	670,271	684,396	698,322	712,049	725,581	738,920	752,069
Total No. of Registered Users - StarkCom Bus StarkCom Launc		21	26	31	36	40	43	46	48	50	52	53	53



MARKETING & SALES FUNNEL - YEAR 5

Year	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5
Months	Month 49	Month 50	Month 51	Month 52	Month 53	Month 54	Month 55	Month 56	Month 57	Month 58	Month 59	Month 60
Marketing & Sales Funnel												
Business to Govt - (for Installation & Deployment)												
Sales (New Unit Installations)												
Target Market Size (SOM) - B2Govt. 5,000												
Total New Unit Installations in 5 Year 5,000 <-- *New Installations shouldn't be greater than the Target Market Size*												
#New Unit Installations, Business to Govt.	85	85	85	85	85	85	85	85	85	85	85	34
Growth rate %	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
#New Unit Installations, Cumulative	**4,114**	**4,199**	**4,284**	**4,370**	**4,455**	**4,540**	**4,625**	**4,711**	**4,796**	**4,881**	**4,966**	**5,000**

*(**Expected to reach the target market audience within a timeframe of 5 years)*

Refill (Recurring every 4 years)												
Refill Cycle: 48 Months												
Units brought forward, cumulative	70	74	76	78	80	81	82	83	84	84	84	85
#New Unit Installations, Business to Govt.	85	85	85	85	85	85	85	85	85	85	85	34
Total Refill	**155**	**159**	**162**	**164**	**165**	**167**	**168**	**168**	**169**	**169**	**170**	**118**

Business to Consumer - (for subscription Services)												
Infromation below is per City/ District basis												
Subscription cost (per Active Subscriber)												
Active Subscribers												
Organic traffic	32,638	32,728	32,818	32,908	32,998	33,089	33,179	33,270	33,362	33,453	33,545	33,637
Social media	21,759	21,819	21,878	21,939	21,999	22,059	22,120	22,180	22,241	22,302	22,363	22,425
Public Relations	2,176	2,182	2,188	2,194	2,200	2,206	2,212	2,218	2,224	2,230	2,236	2,242
Total Ads Impression	**56,573**	**56,728**	**56,884**	**57,040**	**57,197**	**57,354**	**57,511**	**57,669**	**57,827**	**57,986**	**58,145**	**58,304**
Growth rate %	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*	*0.3%*
Sales Conversion (New Users)												
Sales Channles -												
Organic traffic	14,687	14,728	14,768	14,808	14,849	14,890	14,931	14,972	15,013	15,054	15,095	15,137
Conversion Rate %	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*	*45.0%*
Social media	13,055	13,091	13,127	13,163	13,199	13,235	13,272	13,308	13,345	13,381	13,418	13,455
Conversion Rate %	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*	*60.0%*
Public Relations	261	262	263	263	264	265	265	266	267	268	268	269
Conversion Rate %	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*	*12.0%*
Total New Users (Subscription Per City)	**28,004**	**28,081**	**28,158**	**28,235**	**28,312**	**28,390**	**28,468**	**28,546**	**28,624**	**28,703**	**28,782**	**28,861**
New Users to impressions %	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*	*49.5%*
Users, cumulative	*1,098,545*	*1,126,626*	*1,154,783*	*1,183,018*	*1,211,331*	*1,239,721*	*1,268,189*	*1,296,735*	*1,325,359*	*1,354,062*	*1,382,844*	*1,411,704*

Subscription Schedule												
Target Market Size (SOM) - B2C 22,572,000												
Total New Users in 5 Year 1,411,704 <-- *New Users shouldn't be greater than the T arget Market Size*												
Users brought forward, cumulative	752,069	765,031	777,811	790,412	802,839	815,095	827,183	839,107	850,871	862,478	873,931	885,234
#New Users for B2C - Online Marketplace, Per City	28,004	28,081	28,158	28,235	28,312	28,390	28,468	28,546	28,624	28,703	28,782	28,861
Less: Users Churn	-15,041	-15,301	-15,556	-15,808	-16,057	-16,302	-16,544	-16,782	-17,017	-17,250	-17,479	-17,705
Churn Rate %	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*	*2.0%*
Active Subscribers (Per City)	**765,031**	**777,811**	**790,412**	**802,839**	**815,095**	**827,183**	**839,107**	**850,871**	**862,478**	**873,931**	**885,234**	**896,390**
CubeSats Launches	30	30	30	30	30	30	30	30	30	30	30	30
Active Subscribers (Target Population)	**2,950,932**	**23,334,330**	**23,712,371**	**24,085,169**	**24,452,836**	**24,815,479**	**25,173,207**	**25,526,124**	**25,874,332**	**26,217,933**	**26,557,024**	**26,891,703**

StarkCom Business - (for Installation & Deployment)												
Sales (New Unit Installations)												
Total New Unit Installations in 5 Year 3,212 <-- *New Installations shouldn't be greater than the Target Market Size*												
#New Unit Installations, StarkCom	80	109	139	168	194	217	236	251	264	274	281	287
Growth rate %	*49.2%*	*36.9%*	*27.7%*	*20.8%*	*15.6%*	*11.7%*	*8.8%*	*6.6%*	*4.9%*	*3.7%*	*2.8%*	*2.1%*
#New Unit Installations, Cumulative	**792**	**901**	**1,040**	**1,208**	**1,402**	**1,619**	**1,855**	**2,106**	**2,370**	**2,644**	**2,925**	**3,212**

*(**Expected to reach the target market audience within a timeframe of 5 years)*

Registered Users/Consumers per City												
Total No. of Registered Users - Business to G Franchise	85	85	85	85	85	85	85	85	85	85	85	34
Total No. of Registered Users - Business to C Subscription	28,004	28,081	28,158	28,235	28,312	28,390	28,468	28,546	28,624	28,703	28,782	28,861
Total No. of Active Users - Business to Consı Subscription	765,031	777,811	790,412	802,839	815,095	827,183	839,107	850,871	862,478	873,931	885,234	896,390
Total No. of Registered Users - StarkCom Bu: StarkCom Launc	80	109	139	168	194	217	236	251	264	274	281	287



REVENUE BUILD - ALL 5 YEARS

Year		Year 1	Year 2	Year 3	Year 4	Year 5
Months		2025	2026	2027	2028	2029
Revenue Projection						
Business to Govt - (for Installation & Deployment)						
Revenue from Launch & Deployment						
CubeSats		10	15	20	25	30
Avg. Price per Unit Launch	$	17,500 $	17,500 $	17,500 $	17,500 $	17,500
No. of Franchise per Year/Month		961	1,021	1,023	1,023	971
Total Revenue from Installation & Deployment	$	**168,218,832** $	**268,021,667** $	**358,070,121** $	**447,632,506** $	**510,035,981**
Franchise Fee %		*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*
Starcom Franchise Fee from Installation & Deployment	$	**25,232,825** $	**40,203,250** $	**53,710,518** $	**67,144,876** $	**76,505,397**
Franchise Profit Sh. %		*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*
Franchise Revenue	$	**142,986,007** $	**227,818,417** $	**304,359,603** $	**380,487,630** $	**433,530,584**
Revenue from Refill						
Avg. Price per Refill	$	1,000 $	1,000 $	1,000 $	1,000 $	1,000
No. of Refill per Year/Month		961	1,021	1,023	1,023	1,933
Total Revenue from Refill	$	**9,612,505** $	**15,315,524** $	**20,461,150** $	**25,579,000** $	**57,982,427**
Franchise Fee %		*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*
Starcom Franchise Fee from Refill	$	**1,441,876** $	**2,297,329** $	**3,069,172** $	**3,836,850** $	**8,697,364**
Franchise Profit Sh. %		*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*
Franchise Revenue	$	**1,225,594** $	**1,952,729** $	**2,608,797** $	**3,261,323** $	**7,392,759**
Business to Consumer - (for subscription Services)						
Revenue from Subscription Plan						
CubeSats		10	15	20	25	30
Avg. Subscription Price per User	$	5 $	5 $	5 $	5 $	5
Potential Revenue from Subscription						
#New Users for B2C - Online Marketplace, Per City		154,573	273,311	312,888	329,771	341,163
Potential Subscription Revenue	$	7,728,634 $	20,498,297 $	31,288,775 $	41,221,319 $	51,174,381
Revenue Loss from Subscription						
Users Churn		7,556	37,956	114,102	158,859	196,841
Revenue Loss	$	377,796 $	2,846,684 $	11,410,215 $	19,857,377 $	29,526,180
Revenue from Subscription, net						
Active Users		147,017	382,372	581,157	752,069	896,390
Subscription Revenue, net	$	**7,350,837** $	**28,677,870** $	**58,115,720** $	**94,008,593** $	**134,458,513**
Starcom Revenue from Subscription Plan	$	**7,350,837** $	**28,677,870** $	**58,115,720** $	**94,008,593** $	**134,458,513**
StarkCom Business - (for Installation & Deployment						
Revenue from Launch & Deployment						
CubeSats		10	15	20	25	30
Avg. Price per Unit Launch	$	17,500 $	17,500 $	17,500 $	17,500 $	17,500
No. of StarkCom Launch per Year/Month		12	50	150	500	2,500
Starcom Revenue from Installation & Deployment	$	**2,100,000** $	**13,125,001** $	**52,500,014** $	**218,749,980** $	**1,312,500,221**
*(**100% of the revenue is owned by StarkCom Business)*						
Franchise Fee						
Starcom Franchise Fee from Installation & Deployment	$	25,232,825 $	40,203,250 $	53,710,518 $	67,144,876 $	76,505,397
Starcom Franchise Fee from Refill	$	1,441,876 $	2,297,329 $	3,069,172 $	3,836,850 $	8,697,364
Starcom Franchise Fee from Subscription Plan	$	7,350,837 $	28,677,870 $	58,115,720 $	94,008,593 $	134,458,513
Starcom Business						
Starcom Revenue from Installation & Deployment	$	2,100,000 $	13,125,001 $	52,500,014 $	218,749,980 $	1,312,500,221
Total Revenue	$	**36,125,538** $	**84,303,450** $	**167,395,425** $	**383,740,299** $	**1,532,161,495**



Riemann Computing, Inc

REVENUE BUILD - YEAR 1

		Year 1 Month 1	Year 1 Month 2	Year 1 Month 3	Year 1 Month 4	Year 1 Month 5	Year 1 Month 6	Year 1 Month 7	Year 1 Month 8	Year 1 Month 9	Year 1 Month 10	Year 1 Month 11	Year 1 Month 12
Revenue Projection													
Business to Govt - (for Installation & Deployment)													
Revenue from Launch & Deployment													
CubeSats		10	10	10	10	10	10	10	10	10	10	10	10
Avg. Price per Unit Launch	$	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500
No. of Franchise per Year/Month		70	74	76	78	80	81	82	83	84	84	84	85
Total Revenue from Installation & Deployment	$	12,250,000	12,862,500	13,344,844	13,720,167	14,009,577	14,231,213	14,400,070	14,528,215	14,625,179	14,698,388	14,753,569	14,795,110
Franchise Fee %		15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Starcom Franchise Fee from Installation & Deployment	$	1,837,500	1,929,375	2,001,727	2,058,025	2,101,437	2,134,682	2,160,010	2,179,232	2,193,777	2,204,758	2,213,035	2,219,267
Franchise Profit Sh. %		85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
Franchise Revenue	$	10,412,500	10,933,125	11,343,117	11,662,142	11,908,141	12,096,531	12,240,059	12,348,983	12,431,402	12,493,629	12,540,533	12,575,844
Revenue from Refill													
Avg. Price per Refill	$	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
No. of Refill per Year/Month		70	74	76	78	80	81	82	83	84	84	84	85
Total Revenue from Refill	$	700,000	735,000	762,563	784,010	800,547	813,212	822,861	830,184	835,725	839,908	843,061	845,435
Franchise Fee %		15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Starcom Franchise Fee from Refill	$	105,000	110,250	114,384	117,601	120,082	121,982	123,429	124,528	125,359	125,986	126,459	126,815
Franchise Profit Sh. %		85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
Franchise Revenue	$	89,250	93,713	97,227	99,961	102,070	103,685	104,915	105,848	106,555	107,088	107,490	107,793
Business to Consumer - (for subscription Services)													
Revenue from Subscription Plan													
CubeSats		10	10	10	10	10	10	10	10	10	10	10	10
Avg. Subscription Price per User	$	5	5	5	5	5	5	5	5	5	5	5	5
Potential Revenue from Subscription													
#New Users for B2C - Online Marketplace, Per City		10,100	10,605	11,125	11,659	12,208	12,771	13,212	13,660	14,114	14,573	15,038	15,508
Potential Subscription Revenue	$	505,000	530,250	556,232	582,943	610,376	638,525	660,611	683,004	705,692	728,666	751,913	775,422
Revenue Loss from Subscription													
Users Churn		0	101	206	315	429	546	669	794	923	1,055	1,190	1,328
Revenue Loss	$	-	5,050	10,302	15,761	21,433	27,323	33,435	39,706	46,139	52,735	59,494	66,418
Revenue from Subscription, net													
Active Users		10,100	20,604	31,523	42,866	54,645	66,869	79,413	92,279	105,470	118,988	132,837	147,017
Subscription Revenue, net	$	505,000	1,030,200	1,576,130	2,143,311	2,732,254	3,343,456	3,970,633	4,613,930	5,273,483	5,949,415	6,641,834	7,350,837
Starcom Revenue from Subscription Plan	$	505,000	1,030,200	1,576,130	2,143,311	2,732,254	3,343,456	3,970,633	4,613,930	5,273,483	5,949,415	6,641,834	7,350,837
StarkCom Business - (for Installation & Deployment)													
Revenue from Launch & Deployment													
CubeSats		10	10	10	10	10	10	10	10	10	10	10	10
Avg. Price per Unit Launch	$	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500
No. of StarkCom Launch per Year/Month		1	1	1	1	1	1	1	1	1	1	1	1
Starcom Revenue from Installation & Deployment	$	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000
*(**100% of the revenue is owned by StarkCom Business)*													
Franchise Fee													
Starcom Franchise Fee from Installation & Deployment	$	1,837,500	1,929,375	2,001,727	2,058,025	2,101,437	2,134,682	2,160,010	2,179,232	2,193,777	2,204,758	2,213,035	2,219,267
Starcom Franchise Fee from Refill	$	105,000	110,250	114,384	117,601	120,082	121,982	123,429	124,528	125,359	125,986	126,459	126,815
Starcom Franchise Fee from Subscription Plan	$	505,000	1,030,200	1,576,130	2,143,311	2,732,254	3,343,456	3,970,633	4,613,930	5,273,483	5,949,415	6,641,834	7,350,837
Starcom Business													
Starcom Revenue from Installation & Deployment	$	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000	175,000
Total Revenue	$	2,622,500	3,244,825	3,867,241	4,493,938	5,128,773	5,775,120	6,429,073	7,092,690	7,767,619	8,455,159	9,156,328	9,871,919



Riemann Computing, Inc

REVENUE BUILD - YEAR 2

Year		Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2	Year 2
Months		Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Revenue Projection													
Business to Govt - (for Installation & Deployment)													
Revenue from Launch & Deployment													
CubeSats		15	15	15	15	15	15	15	15	15	15	15	15
Avg. Price per Unit Launch	$	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500
No. of Franchise per Year/Month		85	85	85	85	85	85	85	85	85	85	85	85
Total Revenue from Installation & Deployment	$	22,239,531 $	22,274,754 $	22,301,213 $	22,321,081 $	22,335,996 $	22,347,189 $	22,355,588 $	22,361,890 $	22,366,617 $	22,370,164 $	22,372,824 $	22,374,820
Franchise Fee %		15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Starcom Franchise Fee from Installation & Deployment	$	3,335,930 $	3,341,213 $	3,345,182 $	3,348,162 $	3,350,399 $	3,352,078 $	3,353,338 $	3,354,283 $	3,354,993 $	3,355,525 $	3,355,924 $	3,356,223
Franchise Profit Sh. %		85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
Franchise Revenue	$	18,903,601 $	18,933,541 $	18,956,031 $	18,972,919 $	18,985,596 $	18,995,111 $	19,002,250 $	19,007,606 $	19,011,625 $	19,014,639 $	19,016,901 $	19,018,597
Revenue from Refill													
Avg. Price per Refill	$	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000
No. of Refill per Year/Month		85	85	85	85	85	85	85	85	85	85	85	85
Total Revenue from Refill	$	1,270,830 $	1,272,843 $	1,274,355 $	1,275,490 $	1,276,343 $	1,276,982 $	1,277,462 $	1,277,822 $	1,278,092 $	1,278,295 $	1,278,447 $	1,278,561
Franchise Fee %		15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Starcom Franchise Fee from Refill	$	190,625 $	190,926 $	191,153 $	191,324 $	191,451 $	191,547 $	191,619 $	191,673 $	191,714 $	191,744 $	191,767 $	191,784
Franchise Profit Sh. %		85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
Franchise Revenue	$	162,031 $	162,287 $	162,480 $	162,625 $	162,734 $	162,815 $	162,876 $	162,922 $	162,957 $	162,983 $	163,002 $	163,017
Business to Consumer - (for subscription Services)													
Revenue from Subscription Plan													
CubeSats		15	15	15	15	15	15	15	15	15	15	15	15
Avg. Subscription Price per User	$	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5
Potential Revenue from Subscription													
#New Users for B2C - Online Marketplace, Per City		20,330	20,868	21,376	21,855	22,305	22,728	23,125	23,496	23,843	24,166	24,468	24,750
Potential Subscription Revenue	$	1,524,764 $	1,565,114 $	1,603,218 $	1,639,128 $	1,672,904 $	1,704,619 $	1,734,350 $	1,762,180 $	1,788,194 $	1,812,480 $	1,835,126 $	1,856,222
Revenue Loss from Subscription													
Users Churn		1,838	2,069	2,304	2,542	2,784	3,028	3,274	3,522	3,772	4,023	4,274	4,527
Revenue Loss	$	137,828 $	155,165 $	172,789 $	190,670 $	208,775 $	227,077 $	245,546 $	264,156 $	282,882 $	301,698 $	320,583 $	339,515
Revenue from Subscription, net													
Active Users		165,509	184,309	203,381	222,694	242,215	261,916	281,767	301,740	321,811	341,955	362,149	382,372
Subscription Revenue, net	$	12,413,191 $	13,823,140 $	15,253,569 $	16,702,027 $	18,166,156 $	19,643,698 $	21,132,502 $	22,630,525 $	24,135,837 $	25,646,619 $	27,161,163 $	28,677,870
Starcom Revenue from Subscription Plan	$	12,413,191 $	13,823,140 $	15,253,569 $	16,702,027 $	18,166,156 $	19,643,698 $	21,132,502 $	22,630,525 $	24,135,837 $	25,646,619 $	27,161,163 $	28,677,870
StarkCom Business - (for Installation & Deployment)													
Revenue from Launch & Deployment													
CubeSats		15	15	15	15	15	15	15	15	15	15	15	15
Avg. Price per Unit Launch	$	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500
No. of StarkCom Launch per Year/Month		2	2	3	3	4	4	5	5	5	6	6	6
Starcom Revenue from Installation & Deployment	$	398,430 $	553,169 $	714,295 $	870,339 $	1,012,939 $	1,137,412 $	1,242,239 $	1,328,105 $	1,396,955 $	1,451,270 $	1,493,591 $	1,526,256
(**100% of the revenue is owned by StarkCom Business)													
Franchise Fee													
Starcom Franchise Fee from Installation & Deployment	$	3,335,930 $	3,341,213 $	3,345,182 $	3,348,162 $	3,350,399 $	3,352,078 $	3,353,338 $	3,354,283 $	3,354,993 $	3,355,525 $	3,355,924 $	3,356,223
Starcom Franchise Fee from Refill	$	190,625 $	190,926 $	191,153 $	191,324 $	191,451 $	191,547 $	191,619 $	191,673 $	191,714 $	191,744 $	191,767 $	191,784
Starcom Franchise Fee from Subscription Plan	$	12,413,191 $	13,823,140 $	15,253,569 $	16,702,027 $	18,166,156 $	19,643,698 $	21,132,502 $	22,630,525 $	24,135,837 $	25,646,619 $	27,161,163 $	28,677,870
Starcom Business													
Starcom Revenue from Installation & Deployment	$	398,430 $	553,169 $	714,295 $	870,339 $	1,012,939 $	1,137,412 $	1,242,239 $	1,328,105 $	1,396,955 $	1,451,270 $	1,493,591 $	1,526,256
Total Revenue	$	16,338,175 $	17,908,448 $	19,504,199 $	21,111,852 $	22,720,946 $	24,324,736 $	25,919,698 $	27,504,587 $	29,079,499 $	30,645,158 $	32,202,444 $	33,752,133



REVENUE BUILD - YEAR 3

Year	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3	Year 3
Months	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Revenue Projection												
Business to Govt - (for Installation & Deployment)												
Revenue from Launch & Deployment												
CubeSats	20	20	20	20	20	20	20	20	20	20	20	20
Avg. Price per Unit Launch	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500
No. of Franchise per Year/Month	85	85	85	85	85	85	85	85	85	85	85	85
Total Revenue from Installation & Deployment	29,835,088	29,836,585	29,837,708	29,838,550	29,839,181	29,839,655	29,840,010	29,840,277	29,840,477	29,840,673	29,840,864	29,841,053
Franchise Fee %	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Starcom Franchise Fee from Installation & Deployment	4,475,263	4,475,488	4,475,656	4,475,782	4,475,877	4,475,948	4,476,002	4,476,042	4,476,072	4,476,101	4,476,130	4,476,158
Franchise Profit Sh. %	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
Franchise Revenue	25,359,825	25,361,097	25,362,052	25,362,767	25,363,304	25,363,707	25,364,009	25,364,235	25,364,405	25,364,572	25,364,735	25,364,895
Revenue from Refill												
Avg. Price per Refill	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
No. of Refill per Year/Month	85	85	85	85	85	85	85	85	85	85	85	85
Total Revenue from Refill	1,704,862	1,704,948	1,705,012	1,705,060	1,705,096	1,705,123	1,705,143	1,705,159	1,705,170	1,705,181	1,705,192	1,705,203
Franchise Fee %	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Starcom Franchise Fee from Refill	255,729	255,742	255,752	255,759	255,764	255,768	255,772	255,774	255,776	255,777	255,779	255,780
Franchise Profit Sh. %	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%	85.0%
Franchise Revenue	217,370	217,381	217,389	217,395	217,400	217,403	217,406	217,408	217,409	217,411	217,412	217,413
Business to Consumer - (for subscription Services)												
Revenue from Subscription Plan												
CubeSats	20	20	20	20	20	20	20	20	20	20	20	20
Avg. Subscription Price per User	5	5	5	5	5	5	5	5	5	5	5	5
Potential Revenue from Subscription												
#New Users for B2C - Online Marketplace, Per City	25,011	25,255	25,481	25,691	25,885	26,066	26,233	26,388	26,531	26,663	26,786	26,899
Potential Subscription Revenue	2,501,137	2,525,472	2,548,078	2,569,062	2,588,526	2,606,568	2,623,283	2,638,760	2,653,082	2,666,330	2,678,579	2,689,900
Revenue Loss from Subscription												
Users Churn	7,647	7,995	8,340	8,683	9,023	9,360	9,694	10,025	10,352	10,676	10,996	11,311
Revenue Loss	764,743	799,471	833,991	868,273	902,289	936,013	969,424	1,002,502	1,035,227	1,067,584	1,099,559	1,131,139
Revenue from Subscription, net												
Active Users	399,736	416,996	434,136	451,144	468,007	484,712	501,251	517,613	533,792	549,779	565,570	581,157
Subscription Revenue, net	39,973,553	41,699,554	43,413,641	45,114,430	46,800,667	48,471,222	50,125,081	51,761,339	53,379,194	54,977,940	56,556,960	58,115,720
Starcom Revenue from Subscription Plan	39,973,553	41,699,554	43,413,641	45,114,430	46,800,667	48,471,222	50,125,081	51,761,339	53,379,194	54,977,940	56,556,960	58,115,720
StarkCom Business - (for Installation & Deployment)												
Revenue from Launch & Deployment												
CubeSats	20	20	20	20	20	20	20	20	20	20	20	20
Avg. Price per Unit Launch	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500	17,500
No. of StarkCom Launch per Year/Month	7	9	10	11	12	13	14	14	14	15	15	15
Starcom Revenue from Installation & Deployment	2,576,047	3,089,709	3,551,773	3,950,148	4,282,440	4,552,625	4,768,047	4,937,260	5,068,673	5,169,856	5,247,258	5,306,179
(**100% of the revenue is owned by StarkCom Business)												
Franchise Fee												
Starcom Franchise Fee from Installation & Deployment	4,475,263	4,475,488	4,475,656	4,475,782	4,475,877	4,475,948	4,476,002	4,476,042	4,476,072	4,476,101	4,476,130	4,476,158
Starcom Franchise Fee from Refill	255,729	255,742	255,752	255,759	255,764	255,768	255,772	255,774	255,776	255,777	255,779	255,780
Starcom Franchise Fee from Subscription Plan	39,973,553	41,699,554	43,413,641	45,114,430	46,800,667	48,471,222	50,125,081	51,761,339	53,379,194	54,977,940	56,556,960	58,115,720
Starcom Business												
Starcom Revenue from Installation & Deployment	2,576,047	3,089,709	3,551,773	3,950,148	4,282,440	4,552,625	4,768,047	4,937,260	5,068,673	5,169,856	5,247,258	5,306,179
Total Revenue	47,280,593	49,520,493	51,696,822	53,796,119	55,814,749	57,755,564	59,624,902	61,430,414	63,179,714	64,879,674	66,536,126	68,153,837



Riemann Computing, Inc

REVENUE BUILD - YEAR 4

Year	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4	Year 4
Months	Month 37	Month 38	Month 39	Month 40	Month 41	Month 42	Month 43	Month 44	Month 45	Month 46	Month 47	Month 48
Revenue Projection												
Business to Govt - (for Installation & Deployment)												
Revenue from Launch & Deployment												
CubeSats	25	25	25	25	25	25	25	25	25	25	25	25
Avg. Price per Unit Launch $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500
No. of Franchise per Year/Month	85	85	85	85	85	85	85	85	85	85	85	85
Total Revenue from Installation & Deployment $	37,301,546 $	37,301,772 $	37,301,993 $	37,302,210 $	37,302,423 $	37,302,631 $	37,302,835 $	37,303,035 $	37,303,231 $	37,303,423 $	37,303,611 $	37,303,796
Franchise Fee %	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*
Starcom Franchise Fee from Installation & Deployment $	5,595,232 $	5,595,266 $	5,595,299 $	5,595,332 $	5,595,363 $	5,595,395 $	5,595,425 $	5,595,455 $	5,595,485 $	5,595,513 $	5,595,542 $	5,595,569
Franchise Profit Sh. %	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*
Franchise Revenue $	31,706,314 $	31,706,506 $	31,706,694 $	31,706,879 $	31,707,059 $	31,707,236 $	31,707,410 $	31,707,580 $	31,707,746 $	31,707,910 $	31,708,070 $	31,708,226
Revenue from Refill												
Avg. Price per Refill $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000 $	1,000
No. of Refill per Year/Month	85	85	85	85	85	85	85	85	85	85	85	85
Total Revenue from Refill $	2,131,517 $	2,131,530 $	2,131,542 $	2,131,555 $	2,131,567 $	2,131,579 $	2,131,591 $	2,131,602 $	2,131,613 $	2,131,624 $	2,131,635 $	2,131,645
Franchise Fee %	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*
Starcom Franchise Fee from Refill $	319,728 $	319,729 $	319,731 $	319,733 $	319,735 $	319,737 $	319,739 $	319,740 $	319,742 $	319,744 $	319,745 $	319,747
Franchise Profit Sh. %	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*
Franchise Revenue $	271,768 $	271,770 $	271,772 $	271,773 $	271,775 $	271,776 $	271,778 $	271,779 $	271,781 $	271,782 $	271,783 $	271,785
Business to Consumer - (for subscription Services)												
Revenue from Subscription Plan												
CubeSats	25	25	25	25	25	25	25	25	25	25	25	25
Avg. Subscription Price per User $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5 $	5
Potential Revenue from Subscription												
#New Users for B2C - Online Marketplace, Per City	27,004	27,100	27,189	27,277	27,363	27,448	27,531	27,613	27,694	27,773	27,851	27,927
Potential Subscription Revenue $	3,375,448 $	3,387,523 $	3,398,672 $	3,409,633 $	3,420,410 $	3,431,005 $	3,441,420 $	3,451,658 $	3,461,721 $	3,471,611 $	3,481,332 $	3,490,884
Revenue Loss from Subscription												
Users Churn	11,623	11,931	12,234	12,533	12,828	13,119	13,405	13,688	13,966	14,241	14,512	14,778
Revenue Loss $	1,452,893 $	1,491,344 $	1,529,268 $	1,566,656 $	1,603,515 $	1,639,853 $	1,675,676 $	1,710,991 $	1,745,805 $	1,780,123 $	1,813,953 $	1,847,300
Revenue from Subscription, net												
Active Users	596,538	611,707	626,662	641,406	655,941	670,271	684,396	698,322	712,049	725,581	738,920	752,069
Subscription Revenue, net $	74,567,206 $	76,463,385 $	78,332,789 $	80,175,767 $	81,992,662 $	83,783,814 $	85,549,558 $	87,290,225 $	89,006,142 $	90,697,630 $	92,365,009 $	94,008,593
Starcom Revenue from Subscription Plan $	74,567,206 $	76,463,385 $	78,332,789 $	80,175,767 $	81,992,662 $	83,783,814 $	85,549,558 $	87,290,225 $	89,006,142 $	90,697,630 $	92,365,009 $	94,008,593
StarkCom Business - (for Installation & Deployment)												
Revenue from Launch & Deployment												
CubeSats	25	25	25	25	25	25	25	25	25	25	25	25
Avg. Price per Unit Launch $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500 $	17,500
No. of StarkCom Launch per Year/Month	21	26	31	36	40	43	46	48	50	52	53	53
Starcom Revenue from Installation & Deployment $	9,000,200 $	11,409,590 $	13,700,386 $	15,763,439 $	17,543,725 $	19,029,736 $	20,238,646 $	21,202,928 $	21,960,597 $	22,549,155 $	23,002,404 $	23,349,174
*(**100% of the revenue is owned by StarkCom Business)*												
Franchise Fee												
Starcom Franchise Fee from Installation & Deployment $	5,595,232 $	5,595,266 $	5,595,299 $	5,595,332 $	5,595,363 $	5,595,395 $	5,595,425 $	5,595,455 $	5,595,485 $	5,595,513 $	5,595,542 $	5,595,569
Starcom Franchise Fee from Refill $	319,728 $	319,729 $	319,731 $	319,733 $	319,735 $	319,737 $	319,739 $	319,740 $	319,742 $	319,744 $	319,745 $	319,747
Starcom Franchise Fee from Subscription Plan $	74,567,206 $	76,463,385 $	78,332,789 $	80,175,767 $	81,992,662 $	83,783,814 $	85,549,558 $	87,290,225 $	89,006,142 $	90,697,630 $	92,365,009 $	94,008,593
Starcom Business												
Starcom Revenue from Installation & Deployment $	9,000,200 $	11,409,590 $	13,700,386 $	15,763,439 $	17,543,725 $	19,029,736 $	20,238,646 $	21,202,928 $	21,960,597 $	22,549,155 $	23,002,404 $	23,349,174
Total Revenue $	89,482,365 $	93,787,971 $	97,948,206 $	101,854,271 $	105,451,485 $	108,728,681 $	111,703,368 $	114,408,349 $	116,881,966 $	119,162,043 $	121,282,700 $	123,273,083



REVENUE BUILD - YEAR 5

Year	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5	Year 5
Months	Month 49	Month 50	Month 51	Month 52	Month 53	Month 54	Month 55	Month 56	Month 57	Month 58	Month 59	Month 60
Revenue Projection												
Business to Govt - (for Installation & Deployment)												
Revenue from Launch & Deployment												
CubeSats	30	30	30	30	30	30	30	30	30	30	30	30
Avg. Price per Unit Launch	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500
No. of Franchise per Year/Month	85	85	85	85	85	85	85	85	85	85	85	34
Total Revenue from Installation & Deployment	**$ 44,764,776**	**$ 44,764,998**	**$ 44,765,219**	**$ 44,765,441**	**$ 44,765,662**	**$ 44,765,884**	**$ 44,766,105**	**$ 44,766,326**	**$ 44,766,548**	**$ 44,766,769**	**$ 44,766,991**	**$ 17,611,263**
Franchise Fee %	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*
Starcom Franchise Fee from Installation & Deployment	**$ 6,714,716**	**$ 6,714,750**	**$ 6,714,783**	**$ 6,714,816**	**$ 6,714,849**	**$ 6,714,883**	**$ 6,714,916**	**$ 6,714,949**	**$ 6,714,982**	**$ 6,715,015**	**$ 6,715,049**	**$ 2,641,689**
Franchise Profit Sh. %	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*
Franchise Revenue	**$ 38,050,060**	**$ 38,050,248**	**$ 38,050,436**	**$ 38,050,625**	**$ 38,050,813**	**$ 38,051,001**	**$ 38,051,189**	**$ 38,051,377**	**$ 38,051,566**	**$ 38,051,754**	**$ 38,051,942**	**$ 14,969,573**
Revenue from Refill												
Avg. Price per Refill	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000	$ 1,000
No. of Refill per Year/Month	155	159	162	164	165	167	168	168	169	169	170	118
Total Revenue from Refill	**$ 4,657,987**	**$ 4,763,000**	**$ 4,845,700**	**$ 4,910,054**	**$ 4,959,680**	**$ 4,997,687**	**$ 5,026,647**	**$ 5,048,627**	**$ 5,065,262**	**$ 5,077,825**	**$ 5,087,297**	**$ 3,542,662**
Franchise Fee %	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*
Starcom Franchise Fee from Refill	**$ 698,698**	**$ 714,450**	**$ 726,855**	**$ 736,508**	**$ 743,952**	**$ 749,653**	**$ 753,997**	**$ 757,294**	**$ 759,789**	**$ 761,674**	**$ 763,095**	**$ 531,399**
Franchise Profit Sh. %	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*	*85.0%*
Franchise Revenue	**$ 593,893**	**$ 607,282**	**$ 617,827**	**$ 626,032**	**$ 632,359**	**$ 637,205**	**$ 640,897**	**$ 643,700**	**$ 645,821**	**$ 647,423**	**$ 648,630**	**$ 451,689**
Business to Consumer - (for subscription Services)												
Revenue from Subscription Plan												
CubeSats	30	30	30	30	30	30	30	30	30	30	30	30
Avg. Subscription Price per User	$ 5	$ 5	$ 5	$ 5	$ 5	$ 5	$ 5	$ 5	$ 5	$ 5	$ 5	$ 5
Potential Revenue from Subscription												
#New Users for B2C - Online Marketplace, Per City	28,004	28,081	28,158	28,235	28,312	28,390	28,468	28,546	28,624	28,703	28,782	28,861
Potential Subscription Revenue	$ 4,200,555	$ 4,212,081	$ 4,223,639	$ 4,235,228	$ 4,246,849	$ 4,258,502	$ 4,270,187	$ 4,281,905	$ 4,293,654	$ 4,305,435	$ 4,317,249	$ 4,329,095
Revenue Loss from Subscription												
Users Churn	15,041	15,301	15,556	15,808	16,057	16,302	16,544	16,782	17,017	17,250	17,479	17,705
Revenue Loss	$ 2,256,206	$ 2,295,093	$ 2,333,433	$ 2,371,237	$ 2,408,517	$ 2,445,284	$ 2,481,548	$ 2,517,321	$ 2,552,612	$ 2,587,433	$ 2,621,793	$ 2,655,702
Revenue from Subscription, net												
Active Users	765,031	777,811	790,412	802,839	815,095	827,183	839,107	850,871	862,478	873,931	885,234	896,390
Subscription Revenue, net	**$ 114,754,661**	**$ 116,671,649**	**$ 118,561,855**	**$ 120,425,846**	**$ 122,264,179**	**$ 124,077,397**	**$ 125,866,037**	**$ 127,630,621**	**$ 129,371,662**	**$ 131,089,664**	**$ 132,785,120**	**$ 134,458,513**
Starcom Revenue from Subscription Plan	**$ 114,754,661**	**$ 116,671,649**	**$ 118,561,855**	**$ 120,425,846**	**$ 122,264,179**	**$ 124,077,397**	**$ 125,866,037**	**$ 127,630,621**	**$ 129,371,662**	**$ 131,089,664**	**$ 132,785,120**	**$ 134,458,513**
StarkCom Business - (for Installation & Deployment)												
Revenue from Launch & Deployment												
CubeSats	30	30	30	30	30	30	30	30	30	30	30	30
Avg. Price per Unit Launch	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500	$ 17,500
No. of StarkCom Launch per Year/Month	80	109	139	168	194	217	236	251	264	274	281	287
Starcom Revenue from Installation & Deployment	**$ 41,805,933**	**$ 57,234,082**	**$ 73,075,420**	**$ 88,244,867**	**$ 101,983,677**	**$ 113,892,028**	**$ 123,866,170**	**$ 132,001,893**	**$ 138,504,461**	**$ 143,621,630**	**$ 147,601,301**	**$ 150,668,759**
*(**100% of the revenue is owned by StarkCom Business)*												
Franchise Fee												
Starcom Franchise Fee from Installation & Deployment	$ 6,714,716	$ 6,714,750	$ 6,714,783	$ 6,714,816	$ 6,714,849	$ 6,714,883	$ 6,714,916	$ 6,714,949	$ 6,714,982	$ 6,715,015	$ 6,715,049	$ 2,641,689
Starcom Franchise Fee from Refill	$ 698,698	$ 714,450	$ 726,855	$ 736,508	$ 743,952	$ 749,653	$ 753,997	$ 757,294	$ 759,789	$ 761,674	$ 763,095	$ 531,399
Starcom Franchise Fee from Subscription Plan	$ 114,754,661	$ 116,671,649	$ 118,561,855	$ 120,425,846	$ 122,264,179	$ 124,077,397	$ 125,866,037	$ 127,630,621	$ 129,371,662	$ 131,089,664	$ 132,785,120	$ 134,458,513
Starcom Business												
Starcom Revenue from Installation & Deployment	$ 41,805,933	$ 57,234,082	$ 73,075,420	$ 88,244,867	$ 101,983,677	$ 113,892,028	$ 123,866,170	$ 132,001,893	$ 138,504,461	$ 143,621,630	$ 147,601,301	$ 150,668,759
Total Revenue	**$ 163,974,008**	**$ 181,334,930**	**$ 199,078,913**	**$ 216,122,037**	**$ 231,706,657**	**$ 245,433,961**	**$ 257,201,119**	**$ 267,104,757**	**$ 275,350,895**	**$ 282,187,983**	**$ 287,864,564**	**$ 288,300,361**



Riemann Computing, Inc

40

HIRING PLAN

Hiring Plan	Year 1	Year 2	Year 3	Year 4	Year 5
Mgmt Team Payroll (Monthly CTC)					
CEO	$ 5,000	$ 7,000	$ 9,000	$ 11,000	$ 13,000
COO	$ 4,000	$ 6,000	$ 8,000	$ 10,000	$ 12,000
CTO	$ 4,000	$ 6,000	$ 8,000	$ 10,000	$ 12,000
Mgmt Team Payroll (Annual CTC)					
CEO	$ 60,000	$ 84,000	$ 108,000	$ 132,000	$ 156,000
COO	$ 48,000	$ 72,000	$ 96,000	$ 120,000	$ 144,000
CTO	$ 48,000	$ 72,000	$ 96,000	$ 120,000	$ 144,000
Mgmt Team Total Payroll	**$ 156,000**	**$ 228,000**	**$ 300,000**	**$ 372,000**	**$ 444,000**
Employees Team Size					
IT Executive	1	1	1	1	1
Logistics Manager	2	2	2	2	2
Marketing Executives	3	3	3	3	3
Online Sales Executives	3	3	3	3	3
Finance Manager	1	1	1	1	1
Customer Service Executives	2	2	2	2	2
Total No. Of Personnel	**12**	**12**	**12**	**12**	**12**
Employees Team Payroll (Monthly CTC)					
IT Executive	$ 1,800	$ 2,000	$ 2,200	$ 2,400	$ 2,600
Logistics Manager	$ 1,500	$ 1,700	$ 1,900	$ 2,100	$ 2,300
Marketing Executives	$ 1,000	$ 1,200	$ 1,400	$ 1,600	$ 1,800
Online Sales Executives	$ 600	$ 800	$ 1,000	$ 1,200	$ 1,400
Finance Manager	$ 600	$ 800	$ 1,000	$ 1,200	$ 1,400
Customer Service Executives	$ 600	$ 800	$ 1,000	$ 1,200	$ 1,400
Employees Team Payroll (Annual CTC)					
IT Executive	$ 21,600	$ 24,000	$ 26,400	$ 28,800	$ 31,200
Logistics Manager	$ 36,000	$ 40,800	$ 45,600	$ 50,400	$ 55,200
Marketing Executives	$ 36,000	$ 43,200	$ 50,400	$ 57,600	$ 64,800
Online Sales Executives	$ 21,600	$ 28,800	$ 36,000	$ 43,200	$ 50,400
Finance Manager	$ 7,200	$ 9,600	$ 12,000	$ 14,400	$ 16,800
Customer Service Executives	$ 14,400	$ 19,200	$ 24,000	$ 28,800	$ 33,600
Employees Total Payroll	**$ 136,800**	**$ 165,600**	**$ 194,400**	**$ 223,200**	**$ 252,000**
Total Payroll	**$ 292,800**	**$ 393,600**	**$ 494,400**	**$ 595,200**	**$ 696,000**



Riemann Computing, Inc

PROJECTED INCOME STATEMENT

Projected Income Statement *(Fiscal year ending 31 March 2029)*	Year 1	Year 2	Year 3	Year 4	Year 5
Fiscal Year	**2025**	**2026**	**2027**	**2028**	**2029**
Sales					
Franchise Fee					
Starcom Franchise Fee from Installation & Deployment	25,232,825	40,203,250	53,710,518	67,144,876	76,505,397
Starcom Franchise Fee from Refill	1,441,876	2,297,329	3,069,172	3,836,850	8,697,364
Subscription					
Starcom Revenue from Subscription Plan	7,350,837	28,677,870	58,115,720	94,008,593	134,458,513
StarkCom Launch					
Starcom Revenue from Installation & Deployment	2,100,000	13,125,001	52,500,014	218,749,980	1,312,500,221
Total Sales	$ 36,125,538	$ 84,303,450	$ 167,395,425	$ 383,740,299	$1,532,161,495
Direct Expenses					
Material Costs	-45,000	-67,500	-90,000	-112,500	-135,000
Subscription cost	-808,592	-3,154,566	-6,392,729	-10,340,945	-14,790,436
Data Storage	-22,053	-57,356	-87,174	-112,810	-134,459
Gross Profit	$ 35,271,946	$ 81,081,384	$ 160,912,696	$ 373,286,854	$1,517,236,059
Operating Expenses					
Personnel	292,800	393,600	494,400	595,200	696,000
Office Rent	9,600	10,080	10,560	10,800	11,280
Utilities	4,800	5,040	5,280	5,520	5,880
SEO, Marketing & Advertisement	490,000	690,000	790,000	830,000	860,000
Legal	3,000	3,120	3,360	3,600	3,840
Insurance	2,400	2,520	2,640	2,880	3,000
Maintenance & Repair	0	0	0	0	0
Misc	0	0	0	0	0
Total Operating Expenses	$ 802,600	$ 1,104,360	$ 1,306,240	$ 1,448,000	$ 1,580,000
EBITDA	$ 34,469,346	$ 79,977,024	$ 159,606,456	$ 371,838,854	$1,515,656,059
EBITDA Margin %	*95.4%*	*94.9%*	*95.3%*	*96.9%*	*98.9%*
D&A	-5,014,586	-9,619,079	-13,773,185	-17,512,344	-20,619,228
EBIT	$ 29,454,760	$ 70,357,944	$ 145,833,271	$ 354,326,510	$1,495,036,831
EBIT Margin %	*83.5%*	*86.8%*	*90.6%*	*94.9%*	*98.5%*
Non-Operating Expenses					
Interest Expense	0	0	0	0	0
Taxes Incurred	-8,617,336	-19,994,256	-39,901,614	-92,959,713	-378,914,015
Net Profit	$ 20,837,424	$ 50,363,688	$ 105,931,657	$ 261,366,796	$1,116,122,817
Net Margin%	*57.68%*	*59.74%*	*63.28%*	*68.11%*	*72.85%*
Ad spent per year	*490,000*	*690,000*	*790,000*	*830,000*	*860,000*
Ad Impression	*397,910*	*552,143*	*632,096*	*666,203*	*689,217*
Unit Sales	*154,573*	*273,311*	*312,888*	*329,771*	*341,163*
CoC return	*0.40x*	*0.97x*	*2.04x*	*5.03x*	*21.46x*



PROJECTED BALANCE SHEET

Projected Balance Sheet (Fiscal year ending 31 March 2029)		Year 1		Year 2		Year 3		Year 4		Year 5
Fiscal Year		**2025**		**2026**		**2027**		**2028**		**2029**
Assets										
Current Assets -										
Cash		29,092,532		42,051,586		118,567,534		361,012,429		1,488,272,378
Account Receivable		1,484,611		3,464,525		6,879,264		15,770,149		62,965,541
Prepaid Assets		1,184		1,243		1,302		1,341		1,410
Total Current Assets	$	30,578,327	$	45,517,354	$	125,448,100	$	376,783,919		$1,551,239,329
Plant, Property & Equipments		49,912,523		100,964,269		152,117,144		203,275,145		251,850,000
Less: Accumulated Depriciation		-4,991,252		-14,588,554		-28,341,413		-45,834,786		-66,436,308
Plant, Property & Equipments, net	$	44,921,271	$	86,375,715	$	123,775,731	$	157,440,358	$	185,413,692
Intangible Assets		350,000		350,000		350,000		350,000		350,000
Less: Accumulated Amortization		-23,333		-45,111		-65,437		-84,408		-102,114
Intangible Assets, net	$	326,667	$	304,889	$	284,563	$	265,592	$	247,886
Total Assets	**$**	**75,826,265**	**$**	**132,197,959**	**$**	**249,508,394**	**$**	**534,489,870**		**$1,736,900,908**
Liabilities										
Current Liabilities -										
Account Payable		1,849		2,774		3,699		4,623		5,548
Payroll Liabilities		24,066		32,351		40,636		48,921		57,205
Tax Liabilities		2,154,334		4,998,564		9,975,403		23,239,928		94,728,504
Total Current Liabilities	$	2,180,249	$	5,033,689	$	10,019,738	$	23,293,472	$	94,791,257
Long-term Liabilities	$	-	$	-	$	-	$	-	$	-
Total Liabilities	**$**	**2,180,249**	**$**	**5,033,689**	**$**	**10,019,738**	**$**	**23,293,472**	**$**	**94,791,257**
Shareholder's Equity										
Paid-in Capital		52,000,000		52,000,000		52,000,000		52,000,000		52,000,000
Retained Earnings		-		20,837,424		71,201,112		177,132,769		438,499,565
Profit & Loss		20,837,424		50,363,688		105,931,657		261,366,796		1,116,122,817
Total Shareholder's Equity	$	72,837,424	$	123,201,112	$	229,132,769	$	490,499,565		$1,606,622,382
Total Liabilities & Shareholder's Equity	**$**	**75,017,673**	**$**	**128,234,801**	**$**	**239,152,507**	**$**	**513,793,037**		**$1,701,413,639**
Net Assets	$	73,646,016	$	127,164,270	$	239,488,656	$	511,196,398		$1,642,109,650
Calc Check		*808592.11*		*3963157.80*		*10355887.05*		*20696832.27*		*35487268.67*

WORKING SCHEDULES				
PP&E Schedule	**2025**	**2026**	**2027**	**2028**	**2029**
Assets Useful life	10 Years	10 Years	10 Years	10 Years	10 Years
PP&E Opening Book Value		44,921,271	86,375,715	123,775,731	157,440,358
Investments -					
Infrastructure	850,000	-	-	-	-
Talent Retainment	1,000,000	-	-	-	-
Franchise Carrier	48,062,523	51,051,746	51,152,874	51,158,001	48,574,855
Total PP&E Investments	49,912,523	51,051,746	51,152,874	51,158,001	48,574,855
Less: Depreciation	-4,991,252	-9,597,302	-13,752,859	-17,493,373	-20,601,521
PP&E Closing Book Value	44,921,271	86,375,715	123,775,731	157,440,358	185,413,692
Intangible Assets Schedule	**2025**	**2026**	**2027**	**2028**	**2029**
Assets Useful life	15 Years	15 Years	15 Years	15 Years	15 Years
IA Opening Balance		326,667	304,889	284,563	265,592
Investments -					
Add: Sunken Costs	350,000	-	-	-	-
Total Investments on Intangible Assets	350,000	-	-	-	-
Less: Amortization	-23,333	-21,778	-20,326	-18,971	-17,706
IA Closing Balance	326,667	304,889	284,563	265,592	247,886
Equity Schedule	**2025**	**2026**	**2027**	**2028**	**2029**
Equity Opening	-	52,000,000	52,000,000	52,000,000	52,000,000
Add: Paid-up Capital	52,000,000	-	-	-	-
Equity Closing	52,000,000	52,000,000	52,000,000	52,000,000	52,000,000



PROJECTED CASHFLOW STATEMENT

Projected Cash Flow Statement *(Fiscal year ending 31 March 2029)*	Year 1	Year 2	Year 3	Year 4	Year 5
Fiscal Year	**2025**	**2026**	**2027**	**2028**	**2029**
Operating Activities					
Cash Intflows -					
Sales	36,125,538	84,303,450	167,395,425	383,740,299	1,532,161,495
Total Inflow	$ 36,125,538	$ 84,303,450	$ 167,395,425	$ 383,740,299	$ 1,532,161,495
Cash Outflows -					
Material Costs	-45,000	-67,500	-90,000	-112,500	-135,000
Personnel	-292,800	-393,600	-494,400	-595,200	-696,000
Office Rent	-9,600	-10,080	-10,560	-10,800	-11,280
Utilities	-4,800	-5,040	-5,280	-5,520	-5,880
SEO, Marketing & Advertisement	-490,000	-690,000	-790,000	-830,000	-860,000
Legal	-3,000	-3,120	-3,360	-3,600	-3,840
Insurance	-2,400	-2,520	-2,640	-2,880	-3,000
Maintenance & Repair	-	-	-	-	-
Misc	-	-	-	-	-
Interest	-	-	-	-	-
Tax	-8,617,336	-19,994,256	-39,901,614	-92,959,713	-378,914,015
Total Outfow	$ -9,464,936	$ -21,166,116	$ -41,297,854	$ -94,520,213	$ -380,629,015
Change in Net Working Capital -					
Accounts Receivable	-1,484,611	-1,979,914	-3,414,739	-8,890,885	-47,195,392
Prepaid Assets	-1,184	-59	-59	-39	-69
Account Payable	1,849	925	925	925	925
Payroll Liabilities	24,066	8,285	8,285	8,285	8,285
Tax Liabilities	2,154,334	2,844,230	4,976,839	13,264,525	71,488,575
Change in NWC	$ 694,454	$ 873,466	$ 1,571,251	$ 4,382,810	$ 24,302,324
Net Cash Flow from Operations	**$ 27,355,056**	**$ 64,010,800**	**$ 127,668,822**	**$ 293,602,895**	**$ 1,175,834,805**
Investing Activities					
Sunken Costs (Intangible Assets)	-350,000	-	-	-	-
Infrastructure	-850,000	-	-	-	-
Talent Retainment	-1,000,000	-	-	-	-
Franchise Carrier	-48,062,523	-51,051,746	-51,152,874	-51,158,001	-48,574,855
Net Cash Flow from Investing	**$ -50,262,523**	**$ -51,051,746**	**$ -51,152,874**	**$ -51,158,001**	**$ -48,574,855**
Financing Activities					
Issuance of Equity Capital	52,000,000	-	-	-	-
Long Term Loan	-	-	-	-	-
Repayment of Loans	-	-	-	-	-
Net Cash Flow from Financing	**$ 52,000,000**	**$ -**	**$ -**	**$ -**	**$ -**
Net Change in Cash	29,092,532	12,959,054	76,515,948	242,444,895	1,127,259,949
Cash at the Beginning	-	29,092,532	42,051,586	118,567,534	361,012,429
Closing Cash Balance	**$ 29,092,532**	**$ 42,051,586**	**$ 118,567,534**	**$ 361,012,429**	**$ 1,488,272,378**



Riemann Computing, Inc

44

FINANCIAL METRICS & KPI'S (2025-2029)

Financial Metrics & KPIs (2025-2029)

Fiscal Year	2025	2026	2027	2028	2029
Sales Growth					
Franchise Fee - Installation & Deploy	n/a	59.33%	33.60%	25.01%	13.94%
Franchise Fee - Refill	n/a	59.33%	33.60%	25.01%	126.68%
Subscription Plan	n/a	290.13%	102.65%	61.76%	43.03%
StarkCom - Installation & Deploymen	n/a	525.00%	300.00%	316.67%	500.00%
Total Sales Growth	n/a	133.36%	98.56%	129.24%	299.27%
Percent of Total Assets					
Cash	38.37%	31.81%	47.52%	67.54%	85.69%
Total Current Assets	40.33%	34.43%	50.28%	70.49%	89.31%
Long-Term Assets	65.82%	76.37%	60.97%	38.03%	14.50%
Net Assets	96.06%	93.19%	91.83%	91.77%	92.50%
Percent of Sales					
Direct Cost Margin	0.12%	0.08%	0.05%	0.03%	0.01%
Gross Profit Margin	97.64%	96.18%	96.13%	97.28%	99.03%
Operating Expenses Margin	2.22%	1.31%	0.78%	0.38%	0.10%
EBITDA Margin	95.42%	94.87%	95.35%	96.90%	98.92%
EBIT Margin	81.53%	83.46%	87.12%	92.33%	97.58%
Net Profit Margin	57.68%	59.74%	63.28%	68.11%	72.85%
Turnover & Liquidity					
Cash Turnover	1.24x	2.00x	1.41x	1.06x	1.03x
Current Ratio	14.03x	9.04x	12.52x	16.18x	16.36x
ROA	0.27x	0.38x	0.42x	0.49x	0.64x
ROE	0.29x	0.41x	0.46x	0.53x	0.69x
ROE	0.40x	0.97x	2.04x	5.03x	21.46x
ROCE	0.40x	0.55x	0.61x	0.69x	0.91x
Other KPIs					
Total Asset Turnover	0.48x	0.64x	0.67x	0.72x	0.88x
Sales to Sh. Holder's Equity	0.49x	0.66x	0.70x	0.75x	0.93x
EBITDA to Sh. Holder's Equity	0.47x	0.63x	0.67x	0.73x	0.92x
EBITDA to Total Assets	0.45x	0.60x	0.64x	0.70x	0.87x



CHARTS



Revenue by Service Type

- Starcom Revenue from Installation & Deployment
- Starcom Revenue from Subscription Plan
- Starcom Franchise Fee from Refill
- Starcom Franchise Fee from Installation & Deployment

Marketing Stats

- Subscription cost (per Active Subscriber)
- Sales Conversion (New Users)
- SEO, Marketing & Advertisement

Profit & Loss

- Sales
- Operating Expenses
- EBITDA
- Net Profit

Balance Sheet

- Assets
- Liabilities
- Shareholder's Equity

Cumulative Cash Position

- Closing Cash Balance
- Net Change in Cash

Cumulative Cash Position

- Closing Cash Balance
- Net Change in Cash



EXHIBIT B

S T A R K   D R O N E S   C O R P O R A T I O N
FINANCIAL STATEMENTS AS OF 2023



www.starkdrones.org

Independent Auditors' Report

**To the Board of Directors and
Shareholders Stark Drones Corporation**

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Stark Drones Corporation "The Company" as of December 31st 2023, and the related statements of incomes and expenditures and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of [at] December 31st 2023, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.



Riemann Computing, Inc

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in



internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Drenchko Stephanie, CPA
01/18/2023

Drenchko Stephanie, CPA
License #: 098780
Drenchkostephanie@zerotograce.org
+1(949)354-4109
9 Knollwood DrBallston, NY

Independent Accountant
Dated: January 18th, 2024



BALANCE SHEET

For the year ending December 31. 2023

Balance Sheet

As of December 31, 2023

In US Dollars

	Notes	2023	2022
Assets			
Current Assets			
Cash and Bank Balances		40,234	18,500
Total Current Assets		**40,234**	**18,500**
Non-Current Assets			
Intangible assets			
Intellectual Property and Proprietary Software		-	-
Tangible assets			
Miners and Various Computing Equipment	7	23,737	-
Drone Parts	7a	3,200	25,434
Total Non-Current Assets		**26,937**	**25,434**
Total Assets		**67,171**	**43,934**
Liabilities and Equity			
Current Liabilities			
Short term liabilities		-	-
Total Current Liabilities		**-**	**-**
Long Term Liabilities			
Other liabilities		110,000	85,000
Total Long Term Liabilities		**110,000**	**85,000**
Total Liabilities		**110,000**	**85,000**
Equity			
Capital	8	167,931	82,825
Retained Earnings	9	(210,760)	(123,891)
Total Equity		**(42,829)**	**(41,066)**
Total Liabilities and Owner's Equity		**67,171**	**43,934**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.



Riemann Computing, Inc

INCOME STATEMENT

For the year ending December 31. 2023

Income Statement

For the year ending December 31, 2023

In US Dollars

	Notes	2023	2022
Sales		-	-
Less: Cost of Goods Sold		-	-
Gross Profit		-	-
Operating Expenses			
General & Administrative Expenses	4	78,902	28,191
Selling & Marketing Expenses	5	7,967	5,691
Total Operating and Administrative Expenses		**86,869**	**33,882**
Operating Profit		(86,869)	(33,882)
Interest		-	-
Income Before Taxes			
Taxes		-	-
Net Income		**(86,869)**	**(33,882)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.



Riemann Computing, Inc

STATEMENT OF CHANGE IN EQUITY

For the year ending December 31. 2023

Statement of Change in Equity

As of December 31, 2023

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2023	82,825	-	82,825
The Company has 38,972,728 shares of Outstanding Stock	-	-	-
Founder Invested Capital	55,865	-	55,865
Issued Share Capital During the Year (53,166 Shares @ $0.55 Per Share)	29,241	-	29,241
Retained Earnings	-	(210,760)	(210,760)
Balance as of December 31, 2023	167,931	(210,760)	**(42,829)**

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2022	22,034	-	22,034
The Company has 3,000,000 shares of outstanding stock	-	-	-
Founder Invested Capital	60,791	-	60,791
Retained Earnings	-	(123,891)	(123,891)
Balance as of December 31, 2022	82,825	(123,891)	**(41,066)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.



Riemann Computing, Inc

CASH FLOW STATEMENT

For the year ending December 31. 2023

Cash Flow Statement

For the year ending December 31, 2023

In US Dollars

	2023	2022
CASH GENERATED FROM OPERATING ACTIVITIES		
Profit before tax	(86,869)	(33,882)
Adjustement for non-cash items - Depreciation/Amortization	1,697	-
Financial Charges	-	-
Operating Profit before working capital changes	**(85,172)**	**(33,882)**
Working Capital Changes		
Increase/ Decrease in current assets	-	-
Increase / Decrease in current liabilities	-	-
Cash Generated from Operation	**-**	**-**
Less: Financial Charges	-	-
Less: Income Tax Paid	-	-
Net Cash Generated from Operating Activities (A)	**(85,172)**	**(33,882)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed Assets (Acquired)/Disposed	(3,200)	(10,434)
Intengibale Assets (Acquired)/Disposed	-	-
Net Cash Flow from Investing Activities (B)	**(3,200)**	**(10,434)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from short term Loan	25,000	1,000
Funds invested by Owner	85,106	60,791
Net Cash Flow from Financing Activites (C)	**110,106**	**61,791**
Net Cash Flow from All Activities (A+B+C)		
Add: Opening Cash & Cash Equivalents	18,500	1,025
Closing Cash and Cash Equivalents	**40,234**	**18,500**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

 **Riemann** Computing, Inc

NOTES TO FINANCIAL STATEMENTS

For the year ending December 31. 2023

These notes form an integral part of the financial statements.

1. LEGAL STATUS AND NATURE OF BUSINESS

Stark Drones Corporation is an emerging company that participates in sensory networks, UART communications, and aviation design concepts. We are planning to build one of the most efficient aeronautical vehicles ever created to bring a new age to space exploration and transportation.

2. STATEMENT OF COMPLIANCE

The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3. BASIS OF MEASUREMENT

These financial statements have been prepared under the historical cost convention. In this financial statement, all transactions have been accounted for on accrual basis.

4. JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1 Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2 Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5.FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are prepared in United States Dollars which is the Business' functional currency.



6.SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2 Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation is charged to income statement on reducing balance method by applying the depreciation rates so as to write off the depreciable amount of assets over their estimated useful lives. Depreciation on additions is charged from the month the asset is available for use, while no depreciation is charged in the month in which the asset is disposed oof.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the asset) is included in the income statement in the year the asset is derecognized.

6.3 Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31th 2023, which is the date the financial statements were available to be issued. Through December 31th 2023, no subsequent events required recognition or disclosure in the financial statements.

6.5 Taxation

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the years 2022.

 **Riemann** Computing, Inc

6.6 Provisions

A provision is recognized when, and only when, the companies have a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7 Use of estimates

The preparation of financial statements requires the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets - tangible or intangible
- Loans and advances - net

6.8 Advances, deposits and other receivables

Advances, deposits and other receivables are carried at original cost less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off, when identified.

6.9 Accrued and Other Liabilities

These are recognized using the trade date accounting and are measured initially at cost.

7. Miners and Various computer Equipment

7a. Drone Parts

	2023	2022
Opening Balance	25,434	15,000
Addition during the year		
Miners and Various Computing Equipment	-	10,434
Drone Parts	3,200	
Less: Depreciation	(1,697)	-
Total	**26,937**	**25,434**

8. Capital

	2023	2022
The Company has 38,972,728 shares of Outstanding Stock	-	-
Founder Invested Capital	138,690	82,825
Issued Share Capital During the Year (53,166 Shares @ $0.55 Per Share)	29,241	-
Total	**167,931**	**82,825**



Riemann Computing, Inc

9. Retained Earnings

	2023	2022
Opening Balance	(123,891)	(90,009)
Profit and Loss during the period	(86,869)	(33,882)
Total	**(210,760)**	**(123,891)**

10. General Administrative Expenses

	2023	2022
Software and Website	27,432	12,924
Legal and Professional Services	21,630	1,675
Outsource Services	11,845	6,654
Postage and Courier	202	305
Operating Supplies	5,296	799
Algorithmic Testing	-	1,000
Rent	1,719	-
Production	1,971	-
Travel	4,234	
Telephone	72	-
Intellectual Property	149	-
Philantrophy	2,438	-
Depreciation	1,697	
Misc. Office Expenses	217	4,834
Total	**78,902**	**28,191**

11. Selling & Marketing Expenses

	2023	2022
Advertising and Marketing	7,967	5,691
Total	**7,967**	**5,691**

12. General

The year represents the whole year, as at December 31st 2023.





EXHIBIT C

STARK DRONES CORPORATION
FINANCIAL STATEMENTS AS OF 2022



www.starkdrones.org

EXHIBIT C

Independent Auditors' Report

**To the Board of Directors and
Shareholders Stark Drones Corporation**

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Stark Drones Corporation "The Company" as of December 31st 2022, and the related statements of incomes and expenditures and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of [at] December 31st 2022, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.



Riemann Computing, Inc

EXHIBIT C

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in



EXHIBIT C

internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



MR. ERICKSON SHAWN
DAVID
Certified Public
Accountant
15 May 2023

ERICKSON SHAWN DAVID, CPA
License #: 123158
NEWBURGH, NY

Independent Accountant Dated:
May 15th, 2023



EXHIBIT C

BALANCE SHEET

For the year ending December 31. 2023

	Notes	2022	2021
Assets			
Current Assets			
Cash and Bank Balances		18,500	1,025
Totat Current Assets		**18,500**	**1,025**
Non-Current Assets			
Intangible assets			
Intellectual Property and Proprietary Software		-	-
Tangible assets			
Miners and Various Computing Equipment	7	25,434	15,000
Total Non-Current Assets		**25,434**	**15,000**
Total Assets		**43,934**	**16,025**
Liabilities and Equity			
Current Liabilities			
Short term liabilities		-	-
Totat Current Liabilities		**-**	**-**
Long Term Liabilities			
Other liabilities		85,000	84,000
Totat Long Term Liabilities		**85,000**	**84,000**
Total Liabilities		**85,000**	**84,000**
Equity			
Capital	8	82,825	22,034
Retained Earnings	9	(123,891)	(90,009)
Total Equity		**(41,066)**	**(67,975)**
Total Liabilities and Owner's Equity		**43,934**	**16,025**

Chief Executive Officer

See independent accountant's review report and accompanying notes to financial statements.



Riemann Computing, Inc

EXHIBIT C

INCOME STATEMENT

For the year ending December 31. 2023

	Notes	2022	2021
Sales		-	-
Less: Cost of Goods Sold		-	-
Gross Profit		-	-
Operating Expenses			
General & Administrative Expenses	4	28,191	47,882
Selling & Marketing Expenses	5	5,691	715
Total Operating and Administrative Expenses		**33,882**	**48,597**
Operating Profit		(33,882)	(48,597)
Interest		-	-
Income Before Taxes			
Taxes		-	-
Net Income		**(33,882)**	**(48,597)**

Chief Executive Officer

See independent accountant's review report and accompanying notes to financial statements.

Riemann Computing, Inc

EXHIBIT C

STATEMENT OF CHANGE IN EQUITY

For the year ending December 31. 2023

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2022	22,034	-	22,034
The Company has 3,000,000 shares of Outstanding Stock	-	-	-
Issued Capital (100% owned by owner)	60,791	-	60,791
Retained Earnings	-	(123,891)	(123,891)
Balance as at December 31, 2022	**82,825**	**(123,891)**	**(41,066)**

PARTICULARS	Capital	Retained Earnings	Total
Balance as at January 01, 2021	1,451	-	1,451
The Company has 3,000,000 shares of Outstanding Stock	-	-	-
Issued Capital (100% owned by owner)	5,583	-	5,583
Retained Earnings	-	(75,009)	(75,009)
Balance as at December 31, 2021	**7,034**	**(75,009)**	**(67,975)**

Chief Executive Officer

See independent accountant's review report and accompanying notes to financial statements.



EXHIBIT C

CASH FLOW STATEMENT

For the year ending December 31. 2023

	2022	2021
CASH GENERATED FROM OPERATING ACTIVITIES		
Profit before tax	(33,882)	(48,597)
Adjustement for non-cash items - Depreciation/Amortization	-	-
Financial Charges	-	-
Operating Profit before working capital changes	**(33,882)**	**(48,597)**
Working Capital Changes		
Increase/ Decrease in current assets	-	-
Increase / Decrease in current liabilities	-	-
Cash Generated from Operation	**-**	**-**
Less: Financial Charges	-	-
Less: Income Tax Paid	-	-
Net Cash Generated from Operating Activities (A)	**(33,882)**	**(48,597)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed Assets (Acquired)/Disposed	(10,434)	(15,000)
Intengibale Assets (Acquired)/Disposed	-	-
Net Cash Flow from Investing Activities (B)	**(10,434)**	**(15,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from short term Loan	1,000	44,000
Funds invested by Owner	60,791	20,583
Net Cash Flow from Financing Activites (C)	**61,791**	**64,583**
Net Cash Flow from All Activities (A+B+C)		
Add: Opening Cash & Cash Equivalents	1,025	39
Closing Cash and Cash Equivalents	**18,500**	**1,025**

Chief Executive Officer

See independent accountant's review report and accompanying notes to financial statements.

 **Riemann** Computing, Inc

EXHIBIT C

NOTES TO FINANCIAL STATEMENTS

For the year ending December 31. 2023

These notes form an integral part of the financial statements.

1. LEGAL STATUS AND NATURE OF BUSINESS

Stark Drones Corporation is an emerging company that participates in sensory networks, UART communications, and aviation design concepts. We are planning to build one of the most efficient aeronautical vehicles ever created to bring a new age to space exploration and transportation.

2. STATEMENT OF COMPLIANCE

The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3. BASIS OF MEASUREMENT

These financial statements have been prepared under the historical cost convention. In this financial statement, all transactions have been accounted for on accrual basis.

4. JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1 Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2 Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5.FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are prepared in United States Dollars which is the Business' functional

 **Riemann** Computing, Inc

EXHIBIT C

6.SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2 Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation is charged to income statement on reducing balance method by applying the depreciation rates so as to write off the depreciable amount of assets over their estimated useful lives. Depreciation on additions is charged from the month the asset is available for use, while no depreciation is charged in the month in which the asset is disposed oof.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

6.3 Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31th 2023, which is the date the financial statements were available to be issued. Through December 31th 2023, no subsequent events required recognition or disclosure in the financial statements.

6.5 Taxation

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the years 2022.

 **Riemann** Computing, Inc

EXHIBIT C

6.6 Provisions

A provision is recognized when, and only when, the companies have a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7 Use of estimates

The preparation of financial statements requires the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets - tangible or intangible
- Loans and advances - net

6.8 Advances, deposits and other receivables

Advances, deposits and other receivables are carried at original cost less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off, when identified.

6.9 Accrued and Other Liabilities

These are recognized using the trade date accounting and are measured initially at cost.

7. Miners and Various computer Equipment

7a.Drone Parts

		2022	2021
Opening Balance		15,000	-
Addition during the year			
Miners and Various Computing Equipment	1	10,434	15,000
Less: Depreciation	2	-	-
Total		**25,434**	**15,000**

8. Capital

	2022	2021
The Company has 3,000,000 shares of Outstanding Stock	-	-
Issued Capital (100% owned by owner)	82,825	22,034
Total	**82,825**	**22,034**

 **Riemann** Computing, Inc

EXHIBIT C

9. Retained Earnings

	2022	2021
Opening Balance	(90,009)	(41,412)
Profit and Loss during the period	(33,882)	(48,597)
Total	**(123,891)**	**(90,009)**

10. General Administrative Expenses

	2022	2021
Software and Website	12,924	3,062
Legal and Professional Services	1,675	-
Outsource Services	6,654	-
Postage and Courier	305	315
Operating Supplies	799	375
Bank Services Charges	-	85
Algorithmic Testing	1,000	44,000
Misc. Office Expenses	4,834	45
Total	**28,191**	**47,882**

11. Selling & Marketing Expenses

	2022	2021
Advertising and Marketing	5,691	715
Total	**5,691**	**715**

12. General

The year represents the whole year, as at December 31st 2023.



EXHIBIT D

REINSTATED ARTICLES OF INCORPORATION

CSCL/CD-510d (Rev. 09/21)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	AC1	**(FOR BUREAU USE ONLY)**
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.	

Name Andrew Magdy Kamal	
Address 810 W Big Beaver Rd. Suite-300 MB#38	
City Troy State MI ZIP Code 48084	EFFECTIVE DATE:

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

RESTATED ARTICLES OF INCORPORATION
For use by Domestic Profit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned execute the following Articles:

1. The present name of the corporation is: RIEMANN COMPUTING INC.

2. The identification number assigned by the Bureau is: 802160668

3. All former names of the corporation are: STARK DRONES CORPORATION

4. The date of filing the original Articles of Incorporation was: February 23, 2018

The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation.

ARTICLE I

The name of the corporation is: RIEMANN COMPUTING INC.

ARTICLE II

The corporation is organized for the sole and specific purpose of rendering the following professional service(s):

STARK DRONES CORPORATION, amended as RIEMANN COMPUTING INC. is a holdings company primarily centered around technologies that disrupt infrastructure and telemetry. They are involved in computing paradigms, engineering consulting, aeronautical development, blockchain, the educational space, e-learning, and distributed systems. Our technologies target multiple industries from MedTech to potentially building self-sustaining societies and smart cities. Our motto is that human free will outweighs great deception, and technology should be pro-humanity. RIEMANN COMPUTING INC. aims to promote ethical technology over hedonism. We are a think tank of think tanks.

 **Riemann** Computing, Inc

ARTICLE III

The total authorized shares:

1. Common Shares 31,472,728

   Preferred Shares 7,500,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

   Voting rights are connected to common shares, granting the holder one vote per share to set on critical management decision making and board member elections. For clarity, the founder pool refers to the original shareholders at the time of incorporation prior to any distributive activities (the original founder within the formation docs). Voting rights are not coupled with preferred stock. If the company starts paying dividends, preferred stockholders will always have priority in retrieving those payments. Preferred stockholders should expect payment before common stockholders in whatsoever non-class related asset distribution that the board decides to make to shareholders. It was declared to reserve 1472728 common shares for a regulatory equity crowdfunding offering. They do not belong to the founder's share pool. As any other common share, they are entitled to the same rights. A reserve of one million common shares is considered for board-extremal employee designated equity (talent pools). They have been extracted from the original founder pool of shares. They have the same rights as any other common shares. Until distributed, the shares' value belongs to the founder pool. A potential external equity offering, or ETF related to RIEMANN COMPUTING INC and connected to energy holdings, or the energy sector must have 1000000 common shares reserved. They were subtracted from the previous founder pool share count. They are like all other common shares in respect to their voting rights, but the descriptive and what the share class is tied to (or is described as) shall be specific. This is presumed nonetheless to be a part of the founder pool until any significantly relevant SEC form that authorizes the sale of such a class is issued. A relevant SEC statement must be filed after the date of this amendment for such a share class. Until issued, sold and distributed, the shares' value belongs to the founder pool. A potential external equity offering, or ETF related to RIEMANN COMPUTING INC from the computing sector must have 1000000 common shares reserved. They were subtracted from the previous founder pool share count. They are like all other common shares in respect to their voting rights, but the descriptive and what the share class is tied to (or is described as) shall be specific. This is presumed nonetheless to be a part of the founder pool until any significantly relevant SEC form that authorizes the sale of such a class is issued. A relevant SEC statement must be filed after the date of this amendment for such a share class. Until issued, sold and distributed, the shares' value belongs to the founder pool. A potential external equity offering, or ETF related to RIEMANN COMPUTING INC and connected to the renewables and sustainability sector must have 1000000 common shares reserved. They were subtracted from the previous founder pool share count. They are like all other common shares in respect to their voting rights, but the descriptive and what the share class is tied to (or is described as) shall be specific. This is presumed nonetheless to be a part of the founder pool until any significantly relevant SEC form that authorizes the sale of such a class is issued. A relevant SEC statement must be filed after the date of this amendment for such a share class. Until issued, sold and distributed, the shares' value belongs to the founder pool. A potential external equity offering, or ETF related to RIEMANN COMPUTING INC and is tied to the materials and textiles sector must have 1000000 common shares reserved. They were subtracted from the previous founder pool share count. They are like all other common shares in respect to their voting rights, but the descriptive and what the share class is tied to (or described as) shall be specific. This is presumed nonetheless to be a part of the founder pool until any significantly relevant SEC form that authorizes the sale of such a class is issued. A relevant SEC statement must be filed after the date of this amendment for such a share class. Until issued, sold and distributed, the shares' value belongs to the founder pool. A potential external equity offering, or ETF related to RIEMANN COMPUTING INC and connected to the agricultural, PoliTech and urban development sector must have 1000000 common shares reserved. They were subtracted from the previous founder pool share count. They are like all other common shares in respect to their voting rights, but the descriptive and what the share class is tied to (or described as) shall be specific. This is presumed nonetheless to be a part of the founder pool until any significantly relevant SEC form that authorizes the sale of such a class is issued. A relevant SEC statement must be filed after the date of this amendment for such a share class. Until issued, sold and distributed, the shares' value belongs to the founder pool. There are 7500000 shares reserved for the preferred stock class. Until issued, sold and distributed, the shares' value belongs to the founder pool.

ARTICLE IV



Riemann Computing, Inc

73

1. The name of the resident agent: | Andrew Magdy Kamal

2. The street address of the registered office is:

801 W Big Beaver Rd. Suite-300 MB #38	Troy
(Street Address)	(City)

, Michigan

48084
(Zip Code)

3. The mailing address of the registered office, if different than above:

_____ , Michigan _____
(Street Address or P.O. Box)   (City)   (Zip Code)

ARTICLE V

When a compromise or arrangement or a plan of reorganization of this corporation is proposed between the corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or share holder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation.

ARTICLE VI (Optional. Delete if not applicable)

Any action required or permitted under the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder who signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation that has custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders that would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and that have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3).



Riemann Computing, Inc

ARTICLE VII

This corporation fully complies with Chapter 2A of the Business Corporation Act. All shareholders are duly licensed or otherwise legally authorized to render one or more of the professional service(s) for which the corporation is organized, unless otherwise provided in Section 284 of the Act.

5. COMPLETE SECTION (a) IF THE RESTATED ARTICLES WERE ADOPTED BY THE UNANIMOUS CONSENT OF THE INCORPORATOR(S) BEFORE THE FIRST MEETING OF THE BOARD OF DIRECTORS, OTHERWISE, COMPLETE SECTION (b). **DO NOT COMPLETE BOTH**.

a. ☐ These Restated Articles of Incorporation were duly adopted on the _____ day

of _____ , _____ , in accordance with the provisions of Section 642 of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors.

Signed this _____ day of _____ , _____

_____   _____

_____   _____

(Signatures of Incorporators; Type or Print Name Under Each Signature)

b. ☒ These Restated Articles of Incorporation were duly adopted on the [3rd] day of

of [June] , [2024] , in accordance with the provisions of Section 642 of the Act: (check one of the following)

☐ by the shareholders at a meeting in accordance with section 611(3) of the Act

☐ were duly adopted by the written consent of the shareholders that have at least the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders that have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

☒ were duly adopted by the written consent of the shareholders entitled to vote in accordance with section 407(2) of the Act.

Signed this [3rd] day of [June] , [2024]

Andrew Maqdy Kamal
Founder

By _____
(Signature of an authorized officer or agent)

_____
(Type or Print Name)



Riemann Computing, Inc

CSCL/CD-510d (Rev. 09/21)

Preparer's Name _____ Andrew Magdy Kamal _____

Business Telephone Number (248) 238-8245 _____

INFORMATION AND INSTRUCTIONS

1. This form may be used to draft your Restated Articles of Incorporation. A document required or permitted to be filed under the act cannot be filed unless it contains the minimum information required by the act. The format provided contains only the minimal information required to make the document fileable and may not meet your needs. This is a legal document and agency staff cannot provide legal advice.

2. Submit one original of this document. Upon filing, the document will be added to the records of the Corporations, Securities & Commercial Licensing Bureau. The original will be returned to your registered office address unless you enter a different address in the box on the front of this document.

   Since this document will be maintained on electronic format, it is important that the filing be legible. Documents with poor black and white contrast, or otherwise illegible, will be rejected.

3. This document is to be used pursuant to Sections 641 through 643 of Act 284, P.A. of 1972, for the purpose of restating the Articles of Incorporation of a domestic profit corporation to become a professional service corporation.

4. Item 2 - Enter the identification number previously assigned to the Bureau. If this number is unknown, leave it blank.

5. Item 5 - Restated Articles of Incorporation submitted before the first meeting of the Board of Directors may be adopted by all of the incorporators by completing Item 5(a). Restated Articles of Incorporation adopted after the first meeting of the board require adoption by the shareholders and Item 5(b) should be completed instead.

6. The duration of the corporation should be stated in the Restated Articles of Incorporation only if not perpetual.

7. Act 284, P.A. of 1972, as amended provides if the professional corporation renders a professional service that is included within the public health code, Act 368 of the Public Acts of 1978, being sections 333.1101 to 333.25211 of the Michigan Compiled Laws, then all shareholders of the corporation shall be licensed or legally authorized in this state to render the same professional service.

8. This document is effective on the date endorsed "filed" by the Bureau. A later effective date, no more than 90 days after the date of delivery, may be stated.

9. This document must be signed by: (COMPLETE Item 5(a) or 5(b), BUT NOT BOTH)
   Item 5(a): a majority of the incorporations.
   Item 5(b): an authorized officer or agent.

10. FEES: Make remittance payable to the State of Michigan. Include corporation name and identification number on check or money order.

    NONREFUNDABLE FEE. $10.00
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EXHIBIT E

CIVIL COMPLAINT COVER PAGE

FILED
CLERK, U.S. DISTRICT COURT

05/06/2024

CENTRAL DISTRICT OF CALIFORNIA
BY: _____ AP _____ DEPUTY

NO CV30

N/S

IN THE UNITED STATES DISTRICT COURT
FOR THE CENTRAL DISTRICT OF CALIFORNIA
CASE NO. _____

FEE PAID

ANDREW KAMAL, Plaintiff, vs. FEMTOSENSE and SAM FOK, Defendants.	**COMPLAINT** 1.PATENT INFRINGEMENT 5:24-cv-00967-KK(DTBx)

COMPLAINT FOR PATENT INFRINGEMENT

COMES NOW, Plaintiff, ANDREW KAMAL, and hereby submits this Complaint for Patent Infringement against Defendants, FEMTOSENSE, INC. and SAM FOK, and alleges the following:

PARTIES, JURISDICTION, AND FACTS

1. Plaintiff, ANDREW KAMAL is over the age of 18 years of age and otherwise *sui juris*.

2. Defendant, FEMTOSENSE, INC. [hereinafter referred to as "FEMTOSENSE" or "DEFENDANT"], is and was a for profit California Corporation at all times relevant to the facts and claims set forth within this Complaint.

3. Defendant, SAM FOK, is and was over the age of 18 years, performing work in the State of California, and otherwise *sui juris*.



Riemann Computing, Inc

4.   All of the acts and/or failures to act alleged herein were and are attributable to Defendants.

5.   Venue is proper in the Central District of California as the Defendants reside in San Bruno California and this matter is brought under the patent laws of the United States, Title 35 of the United States Code, and the Court's jurisdiction is based on 28 U.S.C. § 1338(a).

6.   Plaintiff is the owner of United States Patent No. US10965315B2, issued by the United States Patent and Trademark Office in 2018 ("the Patent"). ***See Exhibit A***

7.   The Plaintiff has the exclusive right to make, use, sell, and offer for sale the invention claimed in the Patent.

8.   Defendants have been and are currently infringing the Patent by making, using, selling, and/or offering for sale products and/or methods that embody or practice the invention claimed in the Patent.

9.   Prior to filing this lawsuit, Plaintiff placed Defendants on notice of the infringement, but Defendants continued to infringe on the patent. ***See Exhibit B***

10. The Plaintiff will continue to be damaged in an amount to be ascertained at trial by Defendants' infringement of the Patent.


PRAYER FOR RELIEF


Plaintiff respectfully requests that this Court enter judgment in its favor and against Defendants as follows:

A. A finding that Defendants have directly infringed the Patent;

B. A finding that Defendant have induced infringement of the Patent;

 **Riemann** Computing, Inc

C. A finding that Defendant have contributed to infringement of the Patent;

D. An award of damages to Plaintiff in an amount to be ascertained at trial;

E. A preliminary and permanent injunction enjoining Defendants and all persons in active concert or participation with Defendants from further infringement of the Patent;

F. An award of pre-judgment and post-judgment interest; and

G. Such other and further relief as the Court may deem just and proper.


DEMAND FOR JURY TRIAL


Plaintiff hereby demands a jury trial as to the cause of action set forth within the Complaint.

Andrew Magdy Kamal
Andrew Kamal
Address: 801 W. Big Beaver Road
Suite 300 - MB #038
Troy, MI, 48084
Phone: 248-238-8245
Email: andrew@starkdrones.org





EXHIBIT F

DATA COMPRESSION PATENT



US010965315B2

(12) **United States Patent**

Kamal

(10) Patent No.: **US 10,965,315 B2**

(45) Date of Patent: **Mar. 30, 2021**

(54) **DATA COMPRESSION METHOD**

(71) Applicant: **Andrew Kamal**, Washington Township, MI (US)

(72) Inventor: **Andrew Kamal**, Washington Township, MI (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 302 days.

(21) Appl. No.: 16/059,633

(22) Filed: **Aug. 9, 2018**

(65) **Prior Publication Data**

US 2020/0052714 A1   Feb. 13, 2020

(51) **Int. Cl.**
H03M 7/30 (2006.01)
G06F 17/18 (2006.01)
H03M 99/00 (2006.01)

(52) **U.S. Cl.**
CPC *H03M 7/60* (2013.01); *G06F 17/18* (2013.01); *H03M 99/00* (2013.01)

(58) **Field of Classification Search**
CPC H03M 7/60; H03M 7/30; H03M 99/00; G06F 17/18
USPC 707/693
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

5,272,478 A	12 1993	Allen	
2007 0066906 A1*	3 2007	Goldberger	A61B 5 0456 600 509

2009 0254572 A1*	10 2009	Redlich	G06Q 10 06
2013 0179409 A1*	7 2013	Amit	H03M 7 30 707 693
2015 0055961 A1*	2 2015	Meyers	H04B 10 70 398 140
2015 0334405 A1*	11 2015	Rosewarne	H04N 19 593 375 240.02
2016 0283516 A1*	9 2016	Barnes	G06F 3 04883
2017 0163986 A1*	6 2017	Jacobson	H04N 19 593
2017 0201771 A1*	7 2017	Nicolas	H04N 19 186
2018 0113880 A1*	4 2018	Metcalf-Putnam	G06F 16 24532
2018 0137675 A1*	5 2018	Kwant	G06T 17 20
2019 0081637 A1*	3 2019	Pool	H03M 7 3079
2019 0114191 A1*	4 2019	Lawrence	G06F 9 455

* cited by examiner

Primary Examiner — Giovanna B Colan

(74) *Attorney, Agent, or Firm* — Carlson, Gaskey & Olds, P.C.

(57) **ABSTRACT**

An example method of compressing a data set includes determining whether individual values from a data set correspond to a first category or a second category of values. Based on one of the values corresponding to the first category, the value is added to a compressed data set. Based on one of the values corresponding to the second category, the value is excluded from the compressed data set, and a statistical distribution of values of the second category is updated based on the value. During a first phase, the determining is performed for a plurality of values from a first portion of the data set based on comparison of the values to criteria. During a second phase, the determining is performed for a plurality of values from a second portion of the data set based on the statistical distribution.

25 Claims, 6 Drawing Sheets





Riemann Computing, Inc



Fig-1

Fig-2A

Fig-2B



Fig-3A


100
(From Step 104)
150
Determine Probability that Value is Memoryless Data Using Bayes' Theorem and Based on the Statistical Distribution
152
Probability Exceeds Predefined Threshold ?
Yes
No
154
Determine Statistical Redundancy of Value within the Data Set
156
Compare Value to Memoryless Data in Distribution
158
Value Sufficiently Similar to Known Memoryless Data in Distribution ?
Yes
No
160
Redundancy of Value in Data Set Exceeds Threshold ?
Yes
No
Proceed to Step 120
162
164
Proceed to Step 116 and Skip Criteria Comparison of Blocks 106-114

Fig-3B


60
62
mRNA [NM_002372] 4123.88 79.7059 2.907321921e-002 6.160182863e-002
6.369597414e-001 0 0 1 1 8.448096e+002 9.033001e+002
1.570254e+001 2.43308e+001 1 0 0 0 28 28
2.976786e+002 3.314357e+002 295 340 235r286e+001 3.816386e+001
155 155 3.198710e+001 6.108387e+001 31 60 3.514325e+000
7.647217e+000 0 0 0 0 0.349977 0.0635867 0 0
0 0 0 0 0 0 0 247.198 269.015 4.5947
7.21229 0 1 1 3.79062e-029 9.23164e-025 1 1
1 1 50.4801 71.5203 3.51433 7.64722 0 844.81
923.3 15.7025 24.6761 0 1 4.719538342e-001 0 0
50.4801 31.5203 91.69 91.67 280.49 318.992 0
DATA 391 2 176 thc|THC2167541 0 341 0 A_14_P119484
THC2167541chr17:042420513-077660572

Fig-4



Fig-5

Fig-6



Fig-7

US 10,965,315 B2

<table>
<tr><td>1</td><td>2</td></tr>
</table>

DATA COMPRESSION METHOD

BACKGROUND

This application relates to data processing, and more particularly to a method and system for efficiently compressing data sets for subsequent data processing.

Data analytics is a process of examining data sets in order to draw conclusions about the information they contain, typically with the aid of specialized systems and software. Data analytics is widely used in commercial industries to enable organizations to make more-informed business decisions, for example, by looking for patterns in data sets and/or inferences that can be made from the data sets.

Software used for analyzing large data sets, such as the commercially available software package RAPIDMINER®, typically includes a data visualization component to visualize portions of a data set and a data mining component that looks for patterns in a data set. Such software typically performs "data scrubbing" when unexpected data is encountered, such as irrational numbers (i.e., numbers that cannot be expressed as a fraction of any integers and have non-terminating decimal expansions) and complex numbers (i.e., numbers in the form a+bi, where a and b are real numbers, and i is a solution of the equation $x^2 = -1$).

The data scrubbing causes the unexpected data to be omitted from the data set. This can be problematic for data sets such as particle accelerator and cancer genomics data sets, in which irrational and/or complex numbers are not extraneous or erroneous data, but rather represent some of the most significant data of interest.

SUMMARY

One example embodiment of a method of compressing a data set includes obtaining a data set and criteria for determining whether individual values from the data set correspond to a first category or a second category of values. A determination is made of whether values of the data set correspond to the first category or the second category. Based on one of the values corresponding to the first category, the value is added to a compressed data set. Based on one of the values corresponding to the second category, the value is excluded from the compressed data set, and a statistical distribution of values of the second category is updated based on the value. During a first phase, the determining is performed for a plurality of values from a first portion of the data set based on comparison of the values to the criteria. During a second phase that is subsequent to the first phase, the determining is performed for a plurality of values from a second portion of the data set that is different from the first portion based on the statistical distribution.

In another example embodiment of the above described method, values corresponding to the first category of data are more complex than values corresponding to the second

corresponds to the second category based on the statistical distribution is performed based on Bayes' theorem.

In another example embodiment of any of the above described methods, the second phase is initiated in response to a trigger event.

In another example embodiment of any of the above described methods, each determination corresponds to an iteration, a value from the data set is only added to the statistical distribution if the value is not already present in the statistical distribution, and the trigger event includes no values from the first portion of the data set being added to the statistical distribution for a predefined quantity of consecutive iterations.

In another example embodiment of any of the above described methods, the trigger event includes completion of the determination for a predefined portion of the data set.

In another example embodiment of any of the above described methods, during the first phase, determining whether a value of the data set corresponds to the first category or the second category includes determining that the value corresponds to the first category based on the value being an irrational number.

In another example embodiment of any of the above described methods, during the first phase, determining whether a value of the data set corresponds to the first category or the second category includes determining that the value corresponds to the first category based on the value being a complex number.

In another example embodiment of any of the above described methods, during the first phase, determining whether a value of the data set corresponds to the first category or the second category includes determining that the value corresponds to the first category based on the value being a mixed hash that includes both numeric and alphabetical characters.

In another example embodiment of any of the above described methods, during the first phase, determining whether a value of the data set corresponds to the first category or the second category includes determining that the value corresponds to the first category based on the value including a non-zero decimal value at or beyond an Xth decimal place, where X is a predefined value that is greater than nine.

In another example embodiment of any of the above described methods, during the first phase, determining whether a value of the data set corresponds to the first category or the second category includes determining that the value corresponds to the second category based on the value being an integer.

In another example embodiment of any of the above described methods, updating the statistical distribution of values of the second category in the data set based on the value includes: adding the value to the statistical distribution



3

In another example embodiment of any of the above described methods, the compressed data set is stored in a quadtree data structure.

In another example embodiment of any of the above described methods, the quadtree data structure is a point quadtree data structure.

In another example embodiment of any of the above described methods, values determined to correspond to the first category during first phase are stored in a first quadrant of the quadtree data structure, and values determined to correspond to the first category during the second phase and are stored in one or more other quadrants of the quadtree data structure that are different from the first quadrant.

In another example embodiment of any of the above described methods, the quadrant in which a given value is stored in the point quadtree data structure is based on which portion of the data set the value was obtained from.

In another example embodiment of any of the above described methods, the quadtree data structure includes four quadrants, a quantum computing processor includes a plurality of qubits, each corresponding to one of the quadrants, and the determination of whether a value corresponds to the first category and should be added to a particular quadrant is performed by one or more of the qubits corresponding to the particular quadrant.

In another example embodiment of any of the above described methods, the method includes verifying that values corresponding to the second category are not present in the compressed data set based on the Riemann zeta function.

In another example embodiment of any of the above described methods, verifying that values corresponding to the second category are not present in the compressed data set based on the Riemann zeta function includes: determining a subset of values in the compressed data set that reside within a critical strip of the Riemann zeta function; verifying whether the subset of values satisfy the criteria; and based on a value from the subset not satisfying the criteria, excluding the value from the compressed data set.

One example embodiment of a quantum computer includes processing circuitry including a quantum processor having a plurality of qubits divided into four groups, each group corresponding to a quadrant of a point quadtree data structure. The processing circuitry configured to: obtain a data set and criteria for determining whether individual values from the data set correspond to a first category or a second category of values, determine whether values of the data set correspond to the first category or the second category, and based on one of the values corresponding to the first category, add the value to a compressed data set in the point quadtree data structure. The processing circuitry is configured to, based on one of the values corresponding to the second category, exclude the value from the compressed data set, and update a statistical distribution of values of the second category in the data set based on the value. Values from the data set corresponding to the first category are stored in multiple quadrants of the point quadtree data structure. The determination of whether a value corresponds to the first category and should be added to a particular quadrant is performed by one or more of the qubits corresponding to the particular quadrant.

In another example embodiment of the above described quantum computer, during a first phase, the determination is performed for a plurality of values from a first portion of the data set based on comparison of the values to the criteria, and during a second phase that is subsequent to the first phase, the determination is performed for a plurality of

4

values from a second portion of the data set that is different from the first portion based on the statistical distribution.

In another example embodiment of any of the above described quantum computers, the quadrant in which a given value is stored in the point quadtree data structure is based on which portion of the data set the value was obtained from.

One example embodiment of a computing device includes memory and a processing circuit operatively connected to the memory and configured to: obtain a data set and criteria for determining whether individual values from the data set correspond to a first category or a second category of values, determine whether values of the data set correspond to the first category or the second category, and based on one of the values corresponding to the first category, add the value to a compressed data set. The processing circuitry is configured to, based on one of the values corresponding to the second category, exclude the value from the compressed data set, and update a statistical distribution of values of the second category in the data set based on the value. During a first phase, the determination is performed for a plurality of first values from a first portion of the data set based on comparison of the values to the criteria. During a second phase that is subsequent to the first phase, the determination for a plurality of second values from a second portion of the data set that is different from the first portion is performed based on the statistical distribution.

The embodiments, examples, and alternatives of the preceding paragraphs, the claims, or the following description and drawings, including any of their various aspects or respective individual features, may be taken independently or in any combination. Features described in connection with one embodiment are applicable to all embodiments, unless such features are incompatible.

BRIEF DESCRIPTION OF THE DRAWINGS

FIG. 1 is a schematic view of an example system for compressing data.

FIG. 2A is a schematic view of a portion of an uncompressed data set.

FIG. 2B is a schematic view the portion of FIG. 2A in a compressed form.

FIGS. 3A-B illustrate a flowchart representative of an example data compression method.

FIG. 4 is a schematic view of a portion of another uncompressed data set.

FIG. 5 is a schematic view of an example point quad tree data structure.

FIG. 6 is a schematic view of an aspect of the Riemann zeta function.

FIG. 7 is a schematic view of a quantum computing processor operable to perform the method of FIGS. 2A-B.

DETAILED DESCRIPTION

FIG. 1 is a schematic view of an example system 10 for compressing data in a computationally efficient manner which avoids scrubbing of relevant data. A computing device 12 accesses an initial data set 14, which may be on the order of 100s of terabytes in size. The computing device 12 iteratively analyzes the data in separate phases, and provides a compressed data set 16 that includes data that is relevant to the purpose of the data set 14, and also provides a statistical distribution 18 of "memoryless" data, which is part of the data set 14 but is not relevant to the purpose of the data set 14.



5

In one example, the data set 14 includes particle accelerator measurements from a particle accelerator device. In such an example, the data that is considered relevant in the context of the data set provides useful information about particles (e.g., information such as the speed of the particle, lightness in terms of weight in the subatomic scale, as well as the closest accurate position of magnetic lattice of a particle accelerator as it is measuring the particles), and data that is considered not relevant and does not provide useful information about particles corresponds to the second category. The first category of values, in addition to being more relevant than the second category of values, are also more complex than the first category of values, and may therefore be referred to as "complexities."

During a first phase, the computing device 12 compares values from the data set 14 to predefined criteria 15 to determine whether those values from the data set 14 correspond to a first category or second category. The first phase is a training phase during which the computing device 12 creates the statistical distribution 18 of memoryless data. The statistical distribution 18 indicates values from the data set 14 that are memoryless data, and also indicates how often those values appear in the data set.

In a second phase that is subsequent to the first phase, the computing device 12 determines whether values from the data set 14 correspond to the first or second category by comparing the values to the statistical distribution 18 instead of comparing the values to the predefined criteria 15. Comparison against the statistical distribution during the second phase is more computationally efficient than using the criteria of the first phase, and facilitates creation of the compressed data set 16 much more quickly than if the first phase were to be continued for the entire data set 14.

The computing device 12 includes a processor 20 operatively connected to memory 22 and a communication interface 24. In one example, the processor 20 includes one or more microprocessors, microcontrollers, application specific integrated circuits (ASICs), quantum computing processors, or the like, for example. The memory 22, which can include any one or combination of volatile memory elements (e.g., random access memory (RAM, such as DRAM, SRAM, SDRAM, VRAM, etc.)) and/or nonvolatile memory elements (e.g., ROM, hard drive, tape, CD-ROM, etc.). Moreover, the memory 22 may incorporate electronic, magnetic, optical, and/or other types of storage media. The memory 22 can also have a distributed architecture, where various components are situated remotely from one another, but can be accessed by the processor 20. The memory 22 stores instructions that configure the processor 20 to compress the data set 14.

The communication interface 24 is configured to facilitate communication with other computing devices (e.g., for obtaining the data set 14 and predefined criteria 15, or transmitting the compressed data set 16) and/or with user input devices (e.g., if the communication interface 224 includes a wired or wireless interface for receiving and/or providing user input).

FIG. 2A depicts a portion 30 of an example the data set 14 that includes a plurality of values generically identified with reference numeral 31. The portion 30 of FIG. 2A corresponds to particle accelerator data gathered from a particle accelerator device. The predefined criteria 15 for data set 14 indicates which values correspond to the first category or second category.

In the particle accelerator example of FIG. 2A, the predefined criteria 15 indicates that zero or non-zero integers are memoryless data that correspond to the second category

6

of values. The reason for such values being considered memoryless is that such values are irrelevant in the context of particle accelerators.

The predefined criteria indicates that the following values, which are "complexities" that are relevant in the context of particle accelerators, correspond to the first category of values:

irrational numbers (i.e., numbers that cannot be expressed as a fraction of any integers and have non-terminating decimal expansions),

complex numbers (i.e., numbers that can be expressed in the form a+bi, where a and b are real numbers, and i is a solution of the equation x^2 −1),

mixed hashes, (i.e., values having both numeric and alphabetic characters, such as "1e42"), and

values having a non-zero decimal value at or beyond an Xth decimal place, where X is a predefined value.

In the context of a particular accelerator, zeros represent data that is useless or just filler data that can be removed since it isn't an actual point of measurement. The complexities described above, however, are relevant in the context of particle accelerators because they can represent the following:

Irrational numbers can represent further measurements for a particle that is best seen by fractions or non-terminating decimal expansions.

Complex numbers can represent the polar position of a particle or important unknown that is better mathematically represented through a complex form (e.g., unknowns such as certain possible outcomes for the weight of some subatomic particles, or data that is still useful but needs a complex expressed from to represent).

Mixed hashes can represent the position of a magnetic lattice for the particle accelerator while it is measuring.

Values that have non-zero decimal values or a continuing decimal point useful after a certain place (e.g., on the order of 14 decimal places) represent a more accurate form of measurements given the closeness of its significant figure for what you are trying to measure whether polar position or speed.

Using this criteria in the context of FIG. 2, the first complexity (32) is the value 8979^{-3} as this value has a non-zero decimal value at or beyond an Xth decimal place, where X is 14. The second complexity (34) is the cubed root of 253 which is a complexity for the same reason. The third complexity (36) is $39.05603e^7$ and is a complexity because values including e are considered irrational. The fourth complexity (38) "3e64" is a complexity because it is a mixed hash. This comparison of each value 31 to the criteria 15 proceeds to identify a plurality of complexities, shown in a compressed data set 50 of FIG. 2B that includes the complexities from data set 30 and excludes the memoryless data. The values from data set 30 that are omitted from the compressed data set 50 are either integers, or do not include a non-zero decimal value at or beyond an Xth decimal place.

Unlike prior art tools, which would scrub complexities during compression, the system 10 maintains complexities in the compressed data set 16. This is particularly useful for data sets such as particle accelerator data, where complexities are the most relevant data.

FIGS. 3A and 3B are flow charts illustrative of an example method 100 for data compression that may be performed by the computing device 12. A value is obtained from the data set 14 (block 102), and a determination is made of whether a memoryless data metric has been met (block 104). The memoryless data metric will be discussed

7

in greater detail below. During the "first phase" discussed above, the metric will not have been met (a "no" to block 104).

Blocks 106-114 correspond to comparison of the value against the predefined criteria 15. A determination is made whether the obtained value is a zero or non-zero integer (e.g., a zero or non-zero integer) (block 106). If the value is an integer (a "yes" to block 106) the value is determined to be memoryless data (block 120), and the statistical distribution 18 of memoryless data is updated based on the value (block 122). The updating of block 122 includes adding the value to the statistical distribution 18 if it is not already present in the statistical distribution 18. If the value is already present in the statistical distribution 18, the statistical distribution is updated to indicate that another occurrence of the value has been detected. In one example, memoryless data is stored in the statistical distribution 18 in the "regular expression" (REGEX) format.

Referring again to block 106, if the value is not an integer (a "no" to block 106) a determination is made of whether the value is an irrational number (block 108). If the value is an irrational number (a "yes" to block 108), the value is determined to be a complexity (block 116), and the value is added to the compressed data set 16 (block 118).

If the value is not an irrational number (a "no" to block 108), a determination is made of whether the value is a complex number (block 110). If the value is a complex number (a "yes" to block 110), the value is determined to be a complexity (block 116), and is added to the compressed data set 16 (block 118).

Otherwise, if the value is determined to not be a complex number (a "no" to block 110), a determination is made of whether the value is a mixed hash (block 112). If the value is a mixed hash that includes both numeric and alphabetic characters (a "yes" to block 112), the value is determined to be a complexity (block 116) and is added to the compressed data set 16 (block 118).

Otherwise, if the value is not a mixed hash (a "no" to block 112), a determination is made of whether the value has a non-zero decimal value at or beyond an Xth decimal place, where X is a predefined value (block 114). If a non-zero decimal value is present at or beyond the Xth decimal place (a "yes" to block 114), the value is determined to be a complexity (block 116). Otherwise, if the value lacks a non-zero decimal value at or beyond an Xth decimal place (a "no" to block 114), the value is determined to be memoryless data (block 120). In one example, X is 10. In a further example, X is 14. Of course, other examples could be used for X (e.g., depending on the nature of the data set 14 being analyzed).

The computing device 12 iterates through blocks 102-122 of the method for successive values from the data set 14 until the memoryless data metric is met (a "yes" to block 104). In one example the memoryless metric includes a predefined quantity of consecutive iterations of being performed with no new values being added to the statistical distribution 18. In one example, the memoryless data matrix is met if a predefined portion of the data set 14 has been analyzed (e.g. a predefined percentage of the data set). Of course, other memoryless data metrics can be used. Occurrence of the memoryless data metric corresponds to the statistical distribution 18 of memoryless data being suitable for use in determining whether values are complexities or memoryless data.

Once the memoryless data metric has been met (a "yes" to block 104), the method 100 enters the "second phase" discussed above and proceeds to block 150 in FIG. 3B.

8

Referring now to FIG. 3B, in block 150 a probability that the value of the current iteration is memoryless data is determined based on the statistical distribution 18 using Bayes' Theorem.

Bayes' theorem describes the probability of an event based on prior knowledge of conditions that might be related to the event, and can be represented using equations (1) and (2) below.

$$P(\theta, y) = P(\theta)P(y \mid \theta) \qquad \text{equation (1)}$$

$$P(\theta, y) = \frac{P(\theta, y)}{P(y)} = \frac{P(y \mid \theta)P(\theta)}{P(y)} \qquad \text{equation (2)}$$

where P is a probability,

y is evidence (e.g., the statistical distribution 18), and

θ is an event (e.g., a value being memoryless data).

The probability is compared to a predefined threshold in block 152. If the probability exceeds the predefined threshold (a "yes" to block 152), the computing device 12 determines that the value is memoryless data and proceeds to block 120 without utilizing the predefined criteria 15 of blocks 106-114.

If the probability is not exceeded (a "no" to block 152), the computing device 12 determines a statistical redundancy of the value within the data set 14 (block 154). One way of determining statistical redundancy is using equation (3) below.

$$r = \lim_{n \to \infty} \frac{1}{n} H(M_1, M_2, \dots, M_n) \qquad \text{equation (3)}$$

where r is a rate of redundancy,

M is a value of memoryless data, and

H is a source (e.g., data set 14).

The computing device 12 compares the value to memoryless data in the statistical distribution 18 (block 156). If the value is sufficiently similar to known memoryless data in the distribution (a "yes" to block 158), the value is determined to be memoryless data (block 162).

The comparison of block 156 and determination of block 158 could be based on a number of factors such as quantity of decimal values, placement of decimal values, difference between a value being analyzed and known memoryless data value, etc.

For example, assume the value 9.07899 is being compared to the statistical distribution 18 in block 156. We know from the example of FIGS. 3A-B, that 9.07898 was determined to be memoryless data and was excluded from the compressed data set 50. The value 9.07899 has a same quantity and same placement of decimal values as the known memoryless data 9.07898. The values only differ in their 5th decimal value. In one example, one or more of those similarities is used to determine that the value 9.07899 is memoryless data.

In one example, what happens in block 156 to 158 is since you have a measurement for similarity of prior examples in memoryless data, then as you proceed further, you can have a more statistically accurate measurement for the computing device 12 as it analyzes data. That means eventually the computing device 12, computer given the data set 14, can perform less steps since a statistically relevant threshold was created. With the method 100, it is readily achievable in some examples to get past Six Sigma accuracy given large



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9

10

data sets 14 after few complexities have been identified since you are increasing the statistical probability of accuracy complexity after complexity given what the computer does to computationally analyze the complexities during the second phase. The margin of error in identifying complexities is likely to be extremely low.

In some instances, the performance of blocks 156 and 158 will be more computationally intensive for values which are more complex than others and may be encountered well into a data set (e.g., after analyzing millions of values of a data set) and are less similar to existing complexities in the compressed data set 16 than previously analyzed complexities. For example, multiple probabilities may need to be determined using Bayes' theorem for such values. Nevertheless, the method 100 can still be used to determine whether such values are memoryless data or are complexities.

If the value is not sufficiently similar to known memoryless data (a "no" to block 158), then the statistical redundancy of block 154 is compared to a predefined threshold (block 160). If the statistical redundancy exceeds the threshold (a "yes" to block 160), the value is determined to be memoryless data (block 162). Otherwise, if the statistical redundancy does not exceed the threshold (a "no" to block 160), the value is determined to be a complexity (block 164).

Although FIGS. 3A-B have been discussed in the context of compressing particle accelerator data, it is understood that the same or similar criteria from blocks 106-114 could be used to analyze other types of data, such as cancer genomics data.

FIG. 4 is a schematic view of a portion of another uncompressed data set 60 containing cancer genomics data. Each of the values 62 that is encircled in a box represents a complexity according to the predefined criteria 15 discussed in blocks 106-114 of FIG. 3A.

Of course, it is understood that other types and quantities of criteria could be used for blocks 106-114 for analyzing different data sets, and that different thresholds and similarity levels could be used for blocks 152, 158, 160 for those different data sets as well. Some examples of other data sets that could be analyzed using the method 100 (optionally with different criteria and thresholds) include ecological data sets (e.g., plant growth, degree of loss of habitat, animal reproduction rates, etc.), financial data (e.g., stock time series charts, scouting charts for a sporting events, etc.

In one example the compressed data set 16 is stored in a quadtree data structure. In a further example, the compressed data set is stored in a point quadtree data structure.

FIG. 5 is a schematic view of an example point quadtree data structure 70 that is simplified for explanatory purposes. The point quadtree data structure includes a plurality of quadrants Q1, Q2, Q3, Q4. In one example, each value in the compressed data set 16 is stored in a particular one of the quadrants.

In one example, the quadrant in which a given value is stored in the point quadtree data structure 70 is based on which portion of the data set 14 the value was obtained from. In one example, values from a first portion of the data set 14 are stored in quadrant Q1, values from a second portion of the data set 14 are stored in quadrant Q2, values from a third portion of the data set 14 are stored in quadrant Q3, and values from a fourth portion of the data set 14 are stored in quadrant Q4.

In one example, values from the first phase (before the memoryless data metric of block 104 is met) are stored in quadrant Q1, and values from the second phase (after the memoryless data metric of block 104 is met) are stored in quadrants Q2-Q4.

Each value in the quadtree is connected to one or more other values in its respective quadrant in a hierarchical fashion. In the simplified example of FIG. 5, a plurality of example values are represented in quadrant Q1 as nodes N1-N7. Node N1 is linked to nodes N2-N4, and node N4 is linked to nodes N5-N7. As more values (and corresponding nodes) are added to the point quadtree data structure 70, they are linked to other values from the compressed data set 16. A point quadtree is useful for the computing device 12 to plot nodes and create a data structure that utilizes a the zeta function verification process (discussed in greater detail below). Overall if one was to map out the compressed data set 16 using a traditional table instead of a point quadtree, it would be less useful given the continuing hierarchal nature of the second phase of the method 100.

Optionally, a data verification process can be performed by the computing device 12 to verify that memoryless data did not inadvertently get added to the compressed data set 16 during the second phase. In one example, this is performed by comparing each piece of data from the compressed data set against the predefined criteria 15 for the data set to verify that each value in the compressed data set 16 satisfies the predefined criteria 15.

In one example, the verification includes verifying that memoryless data is not present in the compressed data set 16 based on the Riemann zeta function. The Riemann zeta function is a function of a complex number s that satisfies equations (4) and (5) below.

$$s \quad x+iy \text{ and} \qquad\qquad \text{equation (4)}$$

$$i \quad \sqrt{-1} \qquad\qquad \text{equation (5)}$$

The Riemann zeta function can also be represented using equation (6) below.

$$\partial(s) = 1 + \frac{1}{2^s} + \frac{1}{3^s} + \frac{1}{4^s} + \frac{1}{5^s} + \dots \qquad \text{equation (6)}$$

Yet another way the Riemann zeta function can be represented is using equation (7) below, in which only prime numbers are raised to the power of S in the denominator.

$$\partial(s) = \frac{1}{\left(1 - \frac{1}{2^s}\right)\left(1 - \frac{1}{3^s}\right)\left(\frac{1}{5^s}\right)\left(\frac{1}{7^s}\right)\left(\frac{1}{11^s}\right)\dots} \qquad \text{equation (7)}$$

Referring now to FIG. 6, a graph 80 is shown which depicts x and y axes, and a symmetry line 82 of the Riemann zeta function. The symmetry line 82 is also known as the "critical line" and it is present in a "critical strip" 84 of the Riemann zeta function (shaded area between 0 and 1 on the x axis). It is believed that all values at which the Riemann zeta function has the value of zero lie on the critical line 82. Certain values from the compressed data set 16, such as complex and irrational numbers, will yield values in the critical strip 84.

In one example, the verification includes determining a subset of values in the compressed data set 16 that reside within the critical strip 84 of the Riemann zeta function, verifying whether that subset of values satisfy the predefined criteria 15, and based on any values from the subset not



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satisfying the criteria, determining that those values are likely to be memoryless data and excluding the those values from the compressed data set 16.

FIG. 7 is a schematic view of a quantum computing processor 86 operable to perform the method 100. The quantum computing processor 86 includes a plurality of qubits depicted schematically as 87A-D, 88A-D, 89A-D, 90A-D. Each qubit a multi-state quantum-mechanical system that can represent information using quantum mechanics (e.g., the spin of an electron, the polarization of a photon, etc.). Each group of qubits is provided in a particular region of the quantum computing processor 86. In particular, qubits 87A-D are provided in an upper left region 91, qubits 88A-D are provided in an upper right region 92, qubits 89A-D are provided in a lower right region 93, and qubits 90A-D are provided in a lower left region 94.

In one example, the regions are correlated to the quadrants of the point quadtree data structure 70 (e.g., region 91 as quadrant Q1, region 92 as quadrant Q2, region 93 as quadrant Q3, and region 94 as quadrant Q4). In one such example, the determination of whether a value from the data set 14 corresponds is a complexity and should be added to a particular quadrant is performed by one or more of the qubits corresponding to that particular quadrant. Thus, the determination of whether a value is a complexity and should be added to quadrant Q1 is performed by one or more of the qubits 87A-D.

By using the techniques described herein, large data sets can be compressed while ensuring that complexities are not scrubbed from the compressed data set. This is particularly beneficial for certain data sets in which complexities are the primary data of interest (e.g., particle accelerator data sets, cancer genomics data sets, etc.). Also, by using the statistical distribution 18 and machine learning described above, the data set 14 can be compressed in a computationally efficient manner

The method 100 provides a number of benefits, such as improved file compression, and the ability to view the important complexities of a data set 14. This enables a researcher to obtain the important data they want, come up with a conclusion much faster, and have a more efficient way to systematically analyze enormous data sets. In comparison to using Python programs such as GGPLOT or what is already commercially available, the time efficiency of the method 100 enables one to avoid plotting/analyzing useless and/or arbitrary data, providing a savings in time and computational resources.

Although the steps discussed above are presented in a particular order, it is understood that some of the steps could be rearranged. For example, the criteria of blocks 106-114 could be analyzed in a different order.

Although example embodiments have been disclosed, a worker of ordinary skill in this art would recognize that certain modifications would come within the scope of this disclosure. For that reason, the following claims should be studied to determine the scope and content of this disclosure.

What is claimed is:

1. A method of compressing a data set, comprising:
obtaining a data set and criteria for determining whether individual values from the data set correspond to a first category or a second category of values;
determining that some values of the data set correspond to the first category, and that other values of the data set correspond to the second category;
based on one of the values corresponding to the first category, adding the value to a compressed data set; and

12

based on one of the values corresponding to the second category;
excluding the value from the compressed data set; and
updating a statistical distribution of values of the second category in the data set based on the value;
wherein during a first phase, the determining is performed for a plurality of values from a first portion of the data set based on comparison of the values to the criteria; and
wherein during a second phase that is subsequent to the first phase, the determining is performed for a plurality of values from a second portion of the data set that is different from the first portion based on the statistical distribution.

2. The method of claim 1, wherein values corresponding to the first category of data are more complex than values corresponding to the second category of data.

3. The method of claim 1, comprising during the second phase:
determining a probability that a particular value from the second portion of the data set corresponds to the second category based on the statistical distribution; and
determining that the particular value corresponds to the second category based on the probability exceeding a predefined threshold.

4. The method of claim 3, wherein said determining a probability that a particular value from the second portion of the data set corresponds to the second category based on the statistical distribution is performed based on Bayes' theorem.

5. The method of claim 1, wherein said second phase is initiated in response to a trigger event.

6. The method of claim 5, wherein:
each determination corresponds to an iteration;
a value from the data set is only added to the statistical distribution based on the value not already being present in the statistical distribution; and
the trigger event comprises no values from the first portion of the data set being added to the statistical distribution for a predefined quantity of consecutive iterations.

7. The method of claim 5, wherein the trigger event comprises completion of said determining for a predefined portion of the data set.

8. The method of claim 1, wherein during the first phase, determining whether a value of the data set corresponds to the first category or the second category comprises determining that the value corresponds to the first category based on the value being an irrational number.

9. The method of claim 1, wherein during the first phase, determining whether a value of the data set corresponds to the first category or the second category comprises determining that the value corresponds to the first category based on the value being a complex number.

10. The method of claim 1, wherein during the first phase, determining whether a value of the data set corresponds to the first category or the second category comprises determining that the value corresponds to the first category based on the value being a mixed hash that includes both numeric and alphabetical characters.

11. The method of claim 1, wherein during the first phase, determining whether a value of the data set corresponds to the first category or the second category comprises determining that the value corresponds to the first category based on the value including a non-zero decimal value at or beyond an Xth decimal place, where X is a predefined value that is greater than nine.



13

12. The method of claim 1, wherein during the first phase, determining whether a value of the data set corresponds to the first category or the second category comprises determining that the value corresponds to the second category based on the value being an integer.

13. The method of claim 1, wherein said updating a statistical distribution of values of the second category in the data set based on the value comprises:

adding the value to the statistical distribution based on the value not already being present in the statistical distribution; and

updating the statistical distribution to reflect a quantity of times the value has been found in the data set based on the value already being in the statistical distribution.

14. The method of claim 1, comprising during the second phase:

determining a redundancy of a particular value from the second portion of the data set within the data set; and

determining that the particular value corresponds to the second category based on the redundancy exceeding a predefined threshold.

15. The method of claim 1, wherein the compressed data set is stored in a quadtree data structure.

16. The method of claim 15, wherein the quadtree data structure is a point quadtree data structure.

17. The method of claim 15, wherein:

values determined to correspond to the first category during first phase are stored in a first quadrant of the quadtree data structure; and

values determined to correspond to the first category during the second phase are stored in one or more other quadrants of the quadtree data structure that are different from the first quadrant.

18. The method of claim 17, wherein the quadrant in which a given value is stored in the point quadtree data structure is based on which portion of the data set the value was obtained from.

19. The method of claim 15, wherein:

the quadtree data structure includes four quadrants:

a quantum computing processor includes a plurality of qubits, each corresponding to one of the quadrants; and

the determination of whether a value corresponds to the first category and should be added to a particular quadrant is performed by one or more of the qubits corresponding to the particular quadrant.

20. The method of claim 1, comprising:

verifying that values corresponding to the second category are not present in the compressed data set based on the Riemann zeta function.

21. The method of claim 20, wherein said verifying that values corresponding to the second category are not present in the compressed data set based on the Riemann zeta function comprises:

determining a subset of values in the compressed data set that reside within a critical strip of the Riemann zeta function;

verifying whether the subset of values satisfy the criteria; and

based on a value from the subset not satisfying the criteria, excluding the value from the compressed data set.

22. A quantum computer comprising:

processing circuitry including a quantum processor having a plurality of qubits divided into

14

four groups, each group corresponding to a quadrant of a point quadtree data structure; the processing circuitry configured to:

obtain a data set and criteria for determining whether individual values from the data set correspond to a first category or a second category of values;

determine that some values of the data set correspond to the first category, and that other values of the data set correspond to the second category;

based on one of the values corresponding to the first category, add the value to a compressed data set in the point quadtree data structure; and

based on one of the values corresponding to the second category:

exclude the value from the compressed data set; and

update a statistical distribution of values of the second category in the data set based on the value;

wherein values from the data set corresponding to the first category are stored in multiple quadrants of the point quadtree data structure; and

wherein the determination of whether a value corresponds to the first category and should be added to a particular quadrant is performed by one or more of the qubits corresponding to the particular quadrant.

23. The quantum computer of claim 22, wherein:

during a first phase, the determination is performed for a plurality of values from a first portion of the data set based on comparison of the values to the criteria, and

during a second phase that is subsequent to the first phase, the determination is performed for a plurality of values from a second portion of the data set that is different from the first portion based on the statistical distribution.

24. The quantum computer of claim 22, wherein the quadrant in which a given value is stored in the point quadtree data structure is based on which portion of the data set the value was obtained from.

25. A computing device comprising

memory; and

a processing circuit operatively connected to the memory and configured to:

obtain a data set and criteria for determining whether individual values from the data set correspond to a first category or a second category of vales;

determine that some values of the data set correspond to the first category, and that other values of the data set correspond to the second category;

based on one of the values corresponding to the first category, add the value to a compressed data set; and

based on one of the values corresponding to the second category:

exclude the value from the compressed data set; and

update a statistical distribution of values of the second category in the data set based on the value;

wherein during a first phase, the determination is performed for a plurality of first values from a first portion of the data set based on comparison of the values to the criteria; and

wherein during a second phase that is subsequent to the first phase, the determination for a plurality of second values from a second portion of the data set that is different from the first portion is performed based on the statistical distribution.

*   *   *   *   *



Riemann Computing, Inc



EXHIBIT G

COMPUTE MODULE PATENT







United States of America

To Promote the Progress *of Science and Useful Arts*

The Director

of the United States Patent and Trademark Office has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this United States

Patent

grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Katherine Kelly Vidal

DIRECTOR OF THE UNITED STATES PATENT AND TRADEMARK OFFICE

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97

Maintenance Fee Notice

If the application for this patent was filed on or after December 12, 1980, maintenance fees are due three years and six months, seven years and six months, and eleven years and six months after the date of this grant, or within a grace period of six months thereafter upon payment of a surcharge as provided by law. The amount, number and timing of the maintenance fees required may be changed by law or regulation. Unless payment of the applicable maintenance fee is received in the United States Patent and Trademark Office on or before the date the fee is due or within a grace period of six months thereafter, the patent will expire as of the end of such grace period.

Patent Term Notice

If the application for this patent was filed on or after June 8, 1995, the term of this patent begins on the date on which this patent issues and ends twenty years from the filing date of the application or, if the application contains a specific reference to an earlier filed application or applications under 35 U.S.C. 120, 121, 365(c), or 386(c), twenty years from the filing date of the earliest such application ("the twenty-year term"), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b), and any extension as provided by 35 U.S.C. 154(b) or 156 or any disclaimer under 35 U.S.C. 253.

If this application was filed prior to June 8, 1995, the term of this patent begins on the date on which this patent issues and ends on the later of seventeen years from the date of the grant of this patent or the twenty-year term set forth above for patents resulting from applications filed on or after June 8, 1995, subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b) and any extension as provided by 35 U.S.C. 156 or any disclaimer under 35 U.S.C. 253.

Form PTO-377C (Rev 09/17)



Riemann Computing, Inc



US012002348B2

(12) **United States Patent**
Kamal

(10) **Patent No.: US 12,002,348 B2**
(45) **Date of Patent: Jun. 4, 2024**

(54) **COMPUTING METHOD**

(71) Applicant: **Andrew Magdy Kamal**, Washington Townshup, MI (US)

(72) Inventor: **Andrew Magdy Kamal**, Washington Townshup, MI (US)

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 3 days.

(21) Appl. No.: **17/882,587**

(22) Filed: **Aug. 7, 2022**

(65) **Prior Publication Data**

US 2024/0046776 A1 Feb. 8, 2024

(51) **Int. Cl.**
G08C 17/02 (2006.01)
G06F 15/78 (2006.01)

(52) **U.S. Cl.**
CPC ***G08C 17/02*** (2013.01); ***G06F 15/78*** (2013.01)

(58) **Field of Classification Search**
CPC G08C 17/02; G06F 15/78
See application file for complete search history.

(56) **References Cited**

U.S. PATENT DOCUMENTS

9,367,683	B2 *	6/2016	Kolacinski	G06N 20/00
10,362,955	B2 *	7/2019	Arunachalam	A61B 5/361
11,416,249	B2 *	8/2022	Covaci	G06F 9/3836
2015/0169026	A1 *	6/2015	Bodas	G06F 1/3209 713/320
2015/0172539	A1 *	6/2015	Neglur	H04N 23/90 348/222.1
2015/0182118	A1 *	7/2015	Bradbury	A61P 27/02 600/431
2016/0058409	A1 *	3/2016	Mizukami	A61B 8/0891 600/438
2016/0239313	A1 *	8/2016	Kurabayashi	G06F 9/4405
2016/0266366	A1 *	9/2016	Chung	G02B 21/008
2016/0298276	A1 *	10/2016	Chang	D06B 23/00
2017/0031844	A1 *	2/2017	de Rochemont	G06F 9/30098
2021/0042112	A1 *	2/2021	Covaci	G06F 9/3001
2021/0059565	A1 *	3/2021	Morris	G06V 40/25
2023/0211793	A1 *	7/2023	Mosher	G07C 5/02 701/29.2

OTHER PUBLICATIONS

Zhou et al.,. "Characterizing Network Anomaly Traffic with Euclidean Distance-Based Multiscale Fuzzy Entropy", Security and Communication Networks, vol. 2021, Jun. 16, 2021.*
Bandt et al., "Permutation Entropy: A Natural Complexity Measure for Time Series", Physical Review Letters, vol. 88, No. 17, Apr. 29, 2002.*
Szymanski , The "Cyber Security via Determinism" Paradigm for a Quantum Safe Zero Trust Deterministic Internet of Things (IoT), May 2022.*

(Continued)

Primary Examiner — Todd L Barker

(57) **ABSTRACT**

A computing method comprising the use of a type of integrated circuit that implements application specific instructions for processing computation on a deterministic pattern based off inner signal communication. Whereas this architecture for a chipset design can connect to other similar architecture chipsets and process data asynchronously and in parallel. As signals are being transmitted across any networking protocol, data is processed through network packets for computationally valid connectivity events as in signal in and signal out.

8 Claims, 7 Drawing Sheets





Signal Transmission Method e.x. LORAWAN
10
11
Signal In
12
Mesh Networking Topology
Parallel Data Processing
Signal Out
14
15
16
Lightweight MCU
Data Logger
13

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99

(56) **References Cited**

OTHER PUBLICATIONS

Bochet et al., "Perference Maniulations lead to the unform rule", Apr. 6, 2008.*

Cuykendall, "Kolmogorov Informantion and VLSI Lower Bounds", IP.COM, Apr. 19, 2007.*

Durand_Lose, "The Signal Point of View: From Cellular Automata to Signal Machines", 2008_.*

Martin et al., "SEPIA: Security through Private Information Aggregation", Feb. 2010.*

Brimkov et al., "On the Compleixty of Integer Programming in the Blum-Shub-Smale Computational Model", 2000.*

* cited by examiner



FIG. 1


Signal Transmission Method e.x. LORAWAN
10
11
Signal In
12
Lightweight MCU
Data Logger
13
Mesh Networking Topology
14
Parallel Data Processing
15
Signal Out
16

FIG. 2



17 — Initialized data is processed and signal inputted

18 — Signal is at a set speed using Nash Equilibrium equation and mathematical logic

Creation of sequence collections with Kolmogorov theorem or complexity

20 — Measurement of time complexity

21 — Multiscale entropy is achieved

Computational architecture establishes a grid or P2P network

FIG. 3



FIG. 4



FIG. 4 (Continued)



FIG. 4 (Continued)



FIG. 5







US 12,002,348 B2

1

COMPUTING METHOD

FIELD OF INVENTION

The present invention relates to a computation method in an IT infrastructure and more particularly, a computation method which utilizes integrated circuits that implement application specific instructions for processing computation on a deterministic pattern, based off inner signal communication.

BACKGROUND OF INVENTION

During the early years of the development of computer systems, the first computers that were produced at that time were quite bulky. As industrial and technological innovation advanced, inventors have been able to squeeze computer parts into more compact structures. This was made possible with the introduction of Integrated Circuits (IC) or microchips as they are popularly known in the field.

Traditional computational methods or techniques, (although quite effective in operation) are not devoid of shortcomings or limitations, and in some cases may not provide adequate data processing speeds or length of transmission lines.

However in an IT infrastructure, it is desirable to have a computational method wherein there are longer transmission lines for mesh networking capabilities; faster communication modules to be utilized for network packet processing in board; and lightweight features, but a slower network to be utilized for small data payloads.

Furthermore, it is also desirable to have a method of computation whereby the core of the invention involves a signal computation and transmission method as a form of computing.

In order to overcome the aforementioned shortcomings and to achieve the objectives highlighted above, this present invention provides a method which utilizes integrated circuits that implement application specific instructions for processing computation on a deterministic pattern. This method stores information as signals utilizing similar mathematical principles as seen in the process of multiscale entropy.

SUMMARY OF INVENTION

The ultimate aim of this present invention is to provide the fastest possible computing method via a type of integrated circuit (also known as microchips or simply chips) that implements application specific instructions for processing computation on a deterministic pattern, based off inner signal communication. This objective also includes longer transmission lines for mesh networking capabilities, faster communication modules to be utilized for in board network packet processing and lightweight features whereby a slow network can be utilized for small data payloads.

Whereas, this architecture for a chipset design can connect to other similar architecture chipsets and process data asynchronously and in parallel.

Under this method of computing, information is stored in signals which is a computational variation of multiscale entropy rather than just 0s and 1s for computation. As signals are being transmitted across any networking protocol, data is processed through network packets for computationally valid connectivity events as in signal in and signal out. The signal analysis depends on the different signals being processed as well as the datasets (as in time series

2

analysis of signal in and signal out, and predictable computational complexity of signal), and anybody can create firmware architecture that implements Multiscale entropy analysis (MSE) in various forms depending on the computational system they are designing. In reference to this computing method, any information stored in signals and utilizing multiscale entropy analysis in the firmware architecture or process can be implemented as part of this method.

Also, there could be infinite possible states due to the variance of latency, and calculations can be probabilistic or deterministic while data processing is deterministic and parallel. Furthermore, operations are recursive, and defined by linear algebra, while circuit behavior is defined by classical physics and topological game theory.

The present invention can be likened to a Blum-Shub-Smale machine that utilizes Kolmogorov complexity and multiscale entropy for signals. This means that it operates on the premise of real numbers.

This invention is further designed to be able to handle the processing of data from machine to machine which can be likened to a distributed grid network. This is because the firmware architecture can support both peer-to-peer signal transmission capabilities and an increase in speed of computing data on signals by itself or other compatible architectures.

It is noteworthy that the higher the number of machines using this method and computing said signal data, the faster the speed and longer the transmission line as opposed to when a single or fewer machines do signal transmission by themselves.

BRIEF DESCRIPTION OF DRAWINGS

FIG. **1** is a flowchart representation of the signal transmission system of the present invention.

FIG. **2** is another flowchart representation of the steps involved in the application of the present invention.

FIG. **3** is a linear diagram conceptualizing the time difference between computation on this computing method versus a classical computing method.

FIG. **4** is a schematic representation of a computing module that implements the process of the present invention.

FIG. **5** is an additional schematic representation of that same computing module that implements the process of the present invention.

DETAILED DESCRIPTION OF INVENTION

FIG. **1** is a flowchart diagram which illustrates the signal transmission method of the present invention on a computing module. The signal transmission method (**10**) comprises the implementation of mesh networking topology (peer-to-peer networking capabilities of chipsets) (**14**), processing of data in parallel (**15**), a lightweight MCU (**12**), a data logger (**13**), signal in (**11**) and signal out (**16**).

FIG. **2** is a flowchart diagram which illustrates the steps involved in the application of the present invention comprising:

Step One (**17**): Data is initialized to be processed and signal is inputted.

Step Two (**18**): The signal has a set speed already, given the networking method or topology and range latency, and if the signal is set, it shouldn't deviate the order of operations for the set computational processes (this utilizes the Nash Equilibrium equation and mathematical logic). If input A remains constant (which it is), and



US 12,002,348 B2

3

the signal latency has consistency, there is no change, if latency has no consistency and there are multiple computational inputs, then there is a change even if the inputs are already set and constant given the signal is inconstant. At that point, it goes by optimization and computational complexity.

Step Three (**19**): Given probabilistic measurements of time complexity, one can utilize the Kolmogorov theorem or complexity for creating a collection of sequences for interval complexity in relation to set processes being computed on signal.

Step Four (**20**): Time complexity in relation to computational complexity is measured by real numbers and network data access (network memory) which involves the data logger and the MCU for processing signal data to have a set memory that the computing module already has. This implies that given the hardware architecture, it should have some memory allocated for a given task to perform in real time once complexity is figured out. This makes it a type of Blum-Shub-Smale machine.

Step 5 (**21**): Given the differences in time fluctuations for complexity, and multiple times frames for computation within signals, after you have many processes being computed and signal outputs, you are eventually establishing multiscale entropy and can optimize computationally based of off differences in calculation types or processes and data that need to be ran.

Step 6 (**22**): The computational architecture can also establish a grid or P2P (peer to peer) network and can optimize processing across networks. Given this, the more compatible architectures within the network, the more optimized speed and range can be, and the more scalable and optimized computations can be. Steps can be run in parallel between each other rather than individually as more architectures join the network or computationally link and process signals together.

Further Explanation

The following operation occurs on a computing module:
You have the development board, the MCUs and chipsets for computational processing in relation to data logging for signals.
When a signal is transmitted, data is being processed as a network packet.
This is the computational method of processing said data through signal packets.
Assuming there is a secondary development board:
Now you have multiple in and out signals across a distributed network.
Data is processed on signal latency and shortest in and out time.
Most of the above operations occur asynchronously and in parallel.
FIG. **3** is a linear representation of the computational time of the present invention as opposed to that of existing methods of computation. It is important to note that time optimization across signals is an important part of being deterministic and on a grid, thereby allowing for a distributed signal consensus model. From the diagram, item **23** represents the time it takes to compute data on this invention's computing method. Lastly, item **24** represents the time it takes for existing computation methods to perform similar operations.
FIG. **4** is a schematic representation showing an example of a computing module that implements the process of the

4

present invention. This comprises having multiple variations of signal transmission such as LoRaWAN, Lightweight Bluetooth, UART and Lightweight Wireless Signal Transmission. The example computing module comprises a LoRaWAN and Bluetooth module (**26**), a Low Energy Bluetooth Module (**25**), a LoRaWAN Transceiver Module (**28**), a UART module (**27**), a Bluetooth/Wi-Fi module (**29**), a Pressure Sensor (**31**), and a UART module which serves as a USB to UART bridge (**30**).

The following data below describes the time to signals involved in this process:
 i. Bluetooth: 3 Mb/s:
 ii. LoRaWAN: 37.5 kbit/s
 iii. UART: 32 b/s

Amongst all the variations of signal transmission in the present arrangement (LoRaWAN, Lightweight Bluetooth, UART and Lightweight Wireless Signal Transmission), Bluetooth is the fastest in terms of speed, but LoRaWAN has long distance transmission capabilities, while UART is slow but can be used to send some lightweight packets. Ultimately, a user can utilize a mesh variation of LoRaWAN for inner board mesh compatibilities, Bluetooth for data transmission, and UART for sending in small packets and create a shortest time to compute model based off of that.

However, this invention is ideal for any networking communications protocol or combination of networking communication protocols.

Ultimately, the user would want:
The longest transmission line for mesh networking capabilities, meaning longest signal range network to be utilized for mesh synchronization.
The fastest communications modules to be utilized for network packet processing in board.
A lightweight, but slow network which can be utilized for small data payloads.
This can be an example of computation that operates on the premise of real numbers or as a Blum-Shub-Smale machine given that:
Time to signal can be exponential, have decimal notation, etc.
This is deterministic and ultimately time complexity depends on the:
Communication protocol
Potential combination of communication protocols
Data payload
Computation based off signal in/out
The complexity class of the problem being solved i.e., the computation which makes up the payloads.
Regarding payload and computation, the process of signal complexity is also an example of Kolmogorov complexity in relation to the data being processed on signal.
In relation to this computing method:
Information is stored in signals which is a computational variation of multiscale entropy rather than just 0s and 1s for computation.
There could be infinite possible states due to the variance of latency.
Calculations can be probabilistic or deterministic and data processing is deterministic and parallel.
Operations are recursive and defined by linear algebra.
Circuit behavior is defined by classical physics and topological game theory.

Definition of Terms

The Mesh Networking Topology: This refers to the P2P (Peer to Peer) networking compatibilities and architecture of



Riemann Computing, Inc

US 12,002,348 B2

5 6

said computing chipsets, which allows the user to map out other compatible chipsets for transferring of data as a layered network.

Parallel and Asynchronous Data Processing: It is important to note that the architecture for the chipset design of the present invention can connect to other similar architecture chipsets and process data asynchronously and in parallel.

Lightweight MCU: This refers to a lightweight microcontroller or integrated chip.

A data logger: This refers to the onboard memory of the MCU.

Signal Input: Signal going into the system of the present invention.

Signal Output: This refers to the signal going out of the system of the present invention.

Blum-Shub-Smale machine: This is the invention's machine type that utilizes real numbers and random access to describe computational functions. Blum-Shub-Smale machines are a standard type of machine and computational model in computer science.

Kolmogorov theorem or complexity: This refers to the length of an object or algorithm's optimal specification.

Multiscale entropy: This is the method utilized for this invention's signal time scale analysis. Multiscale entropy is a standard process that can be observed in mathematics, computation, and nature.

Nash Equilibrium equation: The standard Nash Equilibrium equation, is utilized in concept by this invention. The strategy profile is the different computational data types and processes within a chipset, and these types and processes can be different within different computing methods and architectures.

APPLICATION OF THIS INVENTION

There are various ways this invention can be applied including large scale neural networks and AI, medicine, faster 3D printing, localized networks, signal cryptographic schemes and various others.

The invention claimed is:

1. A computing method comprising application of integrated circuits for implementing application specific instructions for computation processing comprising the steps of:
   i. initializing data for processing on at least a primary development board,
   ii. inputting a signal into a data collection component,
   iii. facilitating a signal set speed on said primary development board to prevent deviation from the order of operations for set computational processes, wherein said signal set speed is adapted to maintain synchronization across a network comprising the primary development board and at least a secondary development board,
   iv. utilizing the Kolmogorov theorem or complexity for creating a collection of sequences for interval complexity in relation to set processes being computed on signal,
   v. measuring time complexity by real numbers and network data access, wherein the time complexity measurement involves a data logger and Microcontroller Unit (MCU) for processing signal data to have a set memory,
   vi. establishing and optimizing multiscale entropy based off differences in calculation types or processes and data that needs to be ran, establishing a grid or peer to peer network and optimizing processing across compatible computing methods and chipsets by intelligently manipulating power of computing systems to affect computational speed or bandwidth to maintain synchronization of distributed computing processes.

2. An apparatus configured to implement the method of claim **1**, wherein the said integrated circuits implements the application specific instructions on a deterministic pattern based off inner signal communication.

3. An apparatus configured to implement the method of claim **1**, wherein the said signal set speed utilizes the Nash Equilibrium equation and mathematical logic in achieving the prevention of deviation from the order of operations for set computational processes.

4. An apparatus configured to implement the method of claim **1**, wherein the said measurement of time complexity involves the data logger and the MCU for processing signal data to have the set memory is established and said measurement is considered.

5. An apparatus configured to implement the method of claim **1**, wherein the establishment of multiscale entropy is achieved by having a plurality of processes and signal outputs being computed given the differences in time fluctuations for complexity, and multiple time frames for computation within signals.

6. An apparatus configured to implement the method of claim **1**, wherein the establishment of the grid or peer to peer network is achieved by running the networks in parallel between each other rather than individually.

7. An apparatus configured to implement the method of claim **1**, wherein higher optimized speeds and range of networks as well as more scalable and optimized computations are achieved by facilitating more compatible architectures within the network.

8. An apparatus configured to implement the method of claim **1** or **3**, wherein the said signal set speed achieves the prevention of deviation from the order of operations for set computational processes using the Nash Equilibrium equation and mathematical logic.







EXHIBIT H

VOTING AGREEMENT

This Voting Agreement (the "Agreement") is entered into as of [Date], by and among Riemann Computing Inc., a company registered in the state of Michigan (hereinafter referred to as the "Company" or "Riemann Computing"), and the undersigned shareholder(s) (hereinafter referred to as the "Shareholder(s)").

1. COMMON SHARES VOTING RIGHTS:

The holders of common shares shall have voting rights and the opportunity to cast a single vote per share owned in connection with major decisions made by the management and the election of board members.

2. PREFERRED STOCK VOTING RIGHTS:

Holders of preferred stock shall not have voting rights, except as otherwise expressly provided by law.

3. DIVIDEND PREFERENCE:

Preferred stock shareholders shall have preference for the first rights to be paid dividends if the Company issues dividends.

4. ASSET DISTRIBUTION PREFERENCE:

In the event of any asset distribution, as agreed upon by the Board of Directors, to be paid out to shareholders, preferred stock shareholders shall be entitled to receive payment prior to common stock shareholders. This preference shall be upheld before any distribution is made to common stock shareholders.

5. MAJOR DECISIONS:

Major decisions, as referred to in this Agreement, shall include but not be limited to mergers, acquisitions, substantial changes to the Company's business, and any other matters requiring shareholder approval under applicable law.

6. GOVERNING LAW:

This Agreement shall be governed by and construed in accordance with the laws of the state of Michigan.

7. TRANSFER OF VOTING RIGHTS:

The voting rights associated with common shares may be transferred or assigned by a shareholder, provided that any such transfer is in compliance with applicable laws, the Company's bylaws, and this Agreement.

8. BOARD ELECTIONS:

Shareholders holding common shares shall have the right to vote in the election of members to the Company's Board of Directors in proportion to their ownership of common shares.

 **Riemann** Computing, Inc

9. AMENDMENTS TO PREFERRED STOCK TERMS:

Any amendments to the terms and preferences of the preferred stock, including but not limited to dividend preferences and liquidation preferences, shall require the approval of the holders of the affected series of preferred stock.

10. NOTICES:

All notices or other communications required or permitted by this Agreement shall be in writing and shall be deemed given when delivered personally or by overnight courier, or three (3) days after being mailed by certified or registered mail, postage prepaid, return receipt requested, to the addresses of the parties set forth at the beginning of this Agreement or to such other address as either party may designate by notice to the other party.

11. WAIVER:

Any waiver by either party of a breach of any provision of this Agreement shall not be considered a waiver of any subsequent breach of the same or any other provision.

12. BINDING EFFECT:

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

13. SEVERABILITY:

If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions shall in no way be affected or impaired thereby.

14. HEADINGS:

The headings in this Agreement are for convenience only and shall not affect the interpretation of any provision.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first above written.

[Your Company Name]
By: _____
Your Name: _____
Your Title: _____
Date: _____

[Shareholder's Name]
By: _____
Signature: _____
Date: _____





EXHIBIT I

MOST RECENT ANNUAL REPORT YR 2024

EXHIBIT I

Filed by Corporations Division Administrator   Filing Number: 224795886100   Date: 02/26/2024



Form Revision Date 07/2016

ANNUAL REPORT
For use by DOMESTIC PROFIT CORPORATION
(Required by Section 911, Act 284, Public Act of 1972)

The identification number assigned by the Bureau is:	802160668

Annual Report Filing Year:	2024

1. Corporation Name:

STARK DRONES CORPORATION

2. The street address of the corporation's registered office and the name of the resident agent at that office:

1. Resident Agent Name: REPUBLIC REGISTERED AGENT LLC

2. Street Address: 405 W. GREENLAWN AVE. #G11

   Apt/Suite/Other:

   City: LANSING

   State: MI   Zip Code: 48910

3. Mailing address of the corporation's registered office:

   P.O. Box or Street Address: 405 W. GREENLAWN AVE. #G11

   Apt/Suite/Other:

   City: LANSING

   State: MI   Zip Code: 48910

4. Provide the names and business or residence addresses of the corporations board of directors and its president, treasurer, and secretary:

Title	Name	Residence or Business Address
PRESIDENT	ANDREW KAMAL	801 W. BIG BEAVER ROAD, SUITE 300 - MB #038, TROY, MI 48084 USA
TREASURER	ANDREW KAMAL	801 W. BIG BEAVER ROAD, SUITE 300 - MB #038, TROY, MI 48084 USA
SECRETARY	ANDREW KAMAL	801 W. BIG BEAVER ROAD, SUITE 300 - MB #038, TROY, MI 48084 USA
DIRECTOR	ANDREW KAMAL	801 W. BIG BEAVER ROAD, SUITE 300 - MB #038, TROY, MI 48084 USA

5. Describe the general nature and kind of business in which the corporation is engaged in during the year covered by this report:

STARK DRONES IS AN INNOVATIVE STARTUP AND RESEARCH FIRM BUILDING TECHNOLOGIES CENTERED AROUND HEAVILY DISRUPTING TELECOM AND INFRASTRUCTURE AS INDUSTRIES.

WE ARE DOING SO THROUGH MORE UPDATED AND ALTERNATIVE PROTOCOLS, NON-CONVENTIONAL POWERUP MECHANISMS AND COST-EFFICIENT TECHNOLOGIES IN COMPARISON TO WHAT IS OUT THERE.

This document must be signed by an authorized officer or agent:

Signed this 26th Day of February, 2024 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

 **Riemann** Computing, Inc

EXHIBIT I

Filed by Corporations Division Administrator   Filing Number: 224795886100   Date: 02/26/2024

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the 2024 ANNUAL REPORT

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   February 26, 2024   *, is hereby endorsed.*

Filed on   February 26, 2024   *, by the Administrator.*

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 26th day of February, 2024.

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



EXHIBIT J

STARKCOM GLOBAL
INVESTMENT BUSINESS PLAN

Investment
Business Plan

Starkcom Global

Andrew Kamal – CEO

801 W Big Beaver Rd.,
Suite – 300 MB 38,
Troy, Mi, 48084

starkcom.io

Strictly Confidential



Readership Agreement

Riemann Computing Inc. (DBA Starkcom Global) Business Plan's undersigned reader acknowledges that all information provided is entirely confidential. Therefore, the reader agrees not to disclose anything in this business plan document without the express consent of Riemann Computing (hereafter also referred to as "Starkcom Global", "Starkcom", and the "company").

The undersigned reader also acknowledges that all information presented in this business plan is, in all aspects, confidential in nature – other than the information available in the public domain through alternative means. Furthermore, the reader acknowledges that unauthorized disclosure or use of the same may cause serious harm to Starkcom.

This business plan document will be immediately returned to Starkcom upon request.

This is a business plan. It does not imply an offer of any securities.

Applicable Law

The laws in the United States shall govern this contract.

_____

Signature

_____

Printed Name





Table of Contents





1.0 Executive Summary

1.1 Industry Summary



Source: IBISWorld [i]

The global internet service provider (ISP) industry is experiencing robust growth – driven by increasing demand for high-speed internet and the proliferation of connected devices worldwide. As the backbone of the digital economy, the ISP industry supports everything from e-commerce to telemedicine to smart cities to remote work. Key growth areas include the deployment of next-generation satellite constellations and the expansion of fiber-optic networks, which are crucial for delivering high-speed, low-latency internet to underserved and rural areas. Major trends shaping the global industry include integration of artificial intelligence (AI) and machine learning (ML) to enhance network management and customer service, the rise of 5G technology promising unprecedented Collectively, these and an array of other drives are accelerating growth, with a 5.4% compound annual growth rate (CAGR) over the previous five-year period (CAGR 2023-2028) as new opportunities emerge for ISPs to offer a highly specialized set of services and solutions. These drivers collectively open significant opportunities for innovation and market penetration – particularly in regions where traditional infrastructure is lacking or where regulatory environments are becoming more conducive to digital transformation.[ii]



Riemann Computing, Inc



1.2 Introduction to Starkcom Global



Riemann Computing Inc. (DBA Starkcom Global) is a pioneering entrant into the global ISP industry, leveraging our advanced proprietary CubeSat technology to disrupt traditional telecommunications and infrastructure services globally. Our unique B2B, B2C, and B2B business model revolves around cost-effective satellite launches and scalable internet service plans, with a mission of making high-speed connectivity accessible even in remote and underserved areas. Users benefit from affordable launch services – priced at $17,500 per CubeSat – and a low monthly internet service cost of $5 per user. Our corresponding competitive edge is enhanced by proprietary systems and technologies and a unique supporting infrastructure and sustainability focus, along with our franchise opportunities – enabling local entrepreneurs to establish their own ISPs under the Starkcom brand for an investment of $50,000, with Starkcom retaining a 15% royalty on franchisees' profits. Additionally, our innovative approach includes long-term maintenance solutions with helium refills for satellites, ensuring long-term operational efficiency. This best- and first-in-class blend of affordability, scalability, and a franchise model positions Starkcom to significantly impact the global telecom landscape.

Mission

- Starkcom is dedicated to bridging the digital divide by providing affordable and accessible internet to the third of the world that remains unconnected.

Vision

- Our mission is to empower communities via connectivity, enabling access to critical resources and opportunities in education, healthcare, and technology.





1.2.1 Business Purpose & Structure

Riemann Computing Inc. serves as the holdings company – overseeing the operations of our subsidiary Starkcom Global, which operates as an ISP under the Starkcom brand. Starkcom Global utilizes innovative proprietary CubeSat technology and scalable internet service plans to provide affordable high-speed connectivity. In this business plan, a new pilot project – Starkcom Zambia – is envisioned as a potential operating partner and/or subsidiary specifically established to secure grant funding for Zambian market entry. This partnership would enable Starkcom to demonstrate our unique services and technological capabilities and expand our market reach into Africa – a major market for low-cost ISP services. Consequently, this business plan seeks two primary funding sources:

- **Series A** for Starkcom Global (Riemann Computing) to fuel overall growth and expansion.
- **Equity-free grant** funding for Starkcom Zambia to finance our pilot project and establish our foothold in the Zambian and wider African market.

By integrating these subsidiary entities and funding strategies, our company's business plan aims to capitalize on global connectivity opportunities, drive sustainable development, and maximize value creation for our stakeholders across the holding company and various subsidiary ISP ventures.

For additional company-specific information, please visit our company's websites:

- **Riemann Computing Inc.:** *Riecomp.org*
- **Starkcom Global:** *Starkcom.io*



1.2.2 Current Pilot Project

Starkcom's proposed Zambia pilot project aims to bridge Zambia's digital divide and, with successes in the country, pave the way for subsequent expansion, by deploying our key internet balloon systems and CubeSats to provide reliable, affordable internet connectivity to underserved and remote areas. Our systems are well-suited for this environment – balloons will be launched within 5,000 feet above the surface, offering a practical ISP solution for smaller Zambian cities and rural regions. Long-range Aerostat Helikites – designed to last up to five years before needing a helium refill – will complement. This pilot project is set to cover 150,000 people – leveraging our proprietary technologies to optimize data transmission and cost-efficiency – aligning with Starkcom's goal to connect the unconnected.

> Zambia faces unique challenges – including limited internet infrastructure, with vast areas lacking reliable connectivity due to economic and geographic barriers. It also experiences frequent power outages – with many regions enduring up to 12 hours of power loss daily – and has limited access to renewable energy infrastructure. Additionally, a high cost of traditional internet services and lack of affordable alternatives exacerbates the digital divide, hindering access to education, healthcare, and economic opportunities. These challenges necessitate innovative, cost-effective, and solutions to improve connectivity and bridge the digital gap.





1.2.3 Sustainable Competitive Strategy

Starkcom's competitive strategy hinges on our innovative business model, combining cost-effective CubeSat launches with our scalable internet service plans and a unique franchise offering. Our value proposition of affordable and accessible high-speed internet, particularly in remote and underserved global regions, positions us to capitalize on key ISP industry trends – such as the growing demand for global connectivity and shift towards satellite-based internet services. By offering further innovations and franchising opportunities, we empower local entrepreneurs while expanding our global footprint, ensuring rapid market penetration and local relevance. Our comprehensive product and service lines – which include satellite launches, helium refills, user-friendly internet plans, and more – enable us to address diverse customer needs and create multiple revenue streams. This strategy not only aligns with industry growth drivers, such as the rise of IoT and 5G technologies but also ensures sustained operational efficiency and customer satisfaction. By leveraging these strengths, Starkcom is poised to establish a stronger presence in the global market, generate significant value for our investors and shareholders through consistent growth and ROI, and ultimately benefit underrepresented markets.

1.3 Financing Summary

For detailed financial assumptions and projections, please refer to Section 7.

Startup Expenses	
Employees	398,000
Office Rent	42,000
Total Startup Expenses	**440,000**

Startup Assets	
Aerostats	20,000
Equipment	150,000
Facility	300,000
Land	110,000
Raw Materials	80,000
Total Startup Assets	**660,000**

Total Requirements	
Total Startup Expenses	440,000
Total Startup Assets	660,000
Total Requirements	**1,100,000**

Post Financing Liabilities	
Loan	0
Mortgage	0
Other Bank Debt	0
Total Liabilities	**0**

Post Financing Investments	
Owner	0
Investor	1,100,000
Total Investments	**1,100,000**

Post Financing Funding	
Total Liabilities	0
Total Planned Investment	1,100,000
Total Funding	**1,100,000**

Pre-Funding Valuation Assumptions (10x)	
Forecast Revenue (Year 1)	36,118,600
Valuation Multiple	10x
Current Valuation (10x Multiple)	**361,186,000**



Riemann Computing, Inc



2.0 Starkcom Global Overview

2.1 Company Descriptions



2.1.1 Starkcom Global

Starkcom Global is on a mission to revolutionize internet accessibility by eliminating economic and infrastructural barriers that have left a third of the world unconnected. Through our innovative system and technology, we provide the world's most cost-effective network – with internet plans starting as low as $5 per month and future subsidized plans at $1 per month in key underserved areas. Leveraging our innovative CubeSat technology, scalable, modular production approaches, and flexible solar arrays, we minimize environmental impact and bypass the requirement for traditional, climate-intensive infrastructure. Additionally, our weatherproofed electronics and advanced gateways – equipped with LoRaWAN, WLAN, and IoT-compatible hardware – ensure reliable connectivity across a diverse range of conditions. By integrating BitBadges into our supply chain and maintaining a robust remote monitoring dashboard, we further enhance operational efficiency and user experience. Guided by a team of seasoned professionals with extensive industry experience, Starkcom Global is dedicated to making high-speed internet accessible to small cities, villages, and remote communities worldwide. Our vision is a truly global network where every individual can connect, learn, and thrive.

2.1.2 Riemann Computing Inc.

Riemann Computing Inc., also known as Stark Drones Corporation, was initially founded in 2018 with a mission to create paradigm shifts in computing, society, and space. Drawing in inspiration from the Riemann Zeta function and Riemann Hypothesis, our company strives to disrupt global telecom and infrastructure sectors through Starkcom Global and other subsidiary entities. Riemann Computing's innovative intellectual property (IP) includes the Stark Compute Module v1.0, which facilitates real-time telemetry and data synchronization across multiple streams – including in blockchain RPC calls and TCP/IP packets, using technologies such as Kafka, Kadeck, and IoT signal computing. Riemann Computing is correspondingly dedicated to advancing technology with a human-centric approach.



Riemann Computing, Inc



2.1.3 Business & Revenue Models

Starkcom employs a versatile business model – catering to global B2B, B2C, and B2G markets – and designed to deliver exceptional value and scalability across diverse client needs. For key businesses (B2B), Starkcom offers customized networking solutions – exemplified by our low-elevation internet balloon systems and long-range Aerostat Helikites – providing cost-effective and flexible connectivity options for smaller cities and rural areas. Furthermore, our innovative CubeSat-to-gateway beaming technology ensures robust data management and seamless internet access. In the consumer (B2C) segment, we offer highly affordable internet plans – starting at $5 per month, with a goal to introduce subsidized plans at $1 per month – making high-speed internet accessible to a variety of underserved communities. For global governments (B2G), we provide scalable, sustainable connectivity solutions – ideal for enhancing digital infrastructure, supporting education, and meeting emergency telecoms needs. Our proprietary systems – including compression technology, modular, weatherproofed electronics, and more – ensure efficient and reliable service delivery. By leveraging cost-effective satellite launches at $17,500 per CubeSat, we can rapidly scale our operations and adapt to emerging opportunities in the ISP industry – appealing to major B2B, B2C, and B2G target clients. Starkcom's holistic approach – from our affordable connectivity to sustainable energy integration and remote monitoring – enables us to create extensive value for clients while driving global digital inclusion and generating significant returns for our investors and stakeholders.

2.1.4 Business Model Canvas

- **Key Partners:** Starkcom collaborates with a range of strategic partners to enhance products and services. These include satellite launch providers for deploying CubeSats and balloons, and technology and hardware suppliers to ensure availability of essential components. Local franchisees will play a crucial role in expanding the service reach, while government agencies assist in regulatory compliance and support for pilot projects. Partnerships with key research institutions and universities contribute to our ongoing innovation and development, ensuring Starkcom remains at the forefront of technological advancements in the ISP industry.

- **Key Activities:** The activities of Starkcom revolve around launching CubeSats and balloons to provide high-speed internet services. This includes the development and maintenance of proprietary compression technology that enhances data transmission efficiency. Starkcom also focuses on franchising operations – enabling local entrepreneurs to establish their own ISPs under the Starkcom brand. Comprehensive client support, maintenance services, and more ensure reliable, consistent connectivity for users. Moreover, our company actively engages in continuous R&D to improve its technologies and service offerings.

- **Key Resources:** Starkcom's key resources encompass cutting-edge CubeSats and balloons, which form the backbone of our service delivery. The proprietary compression algorithm is a critical asset that significantly reduces data transmission costs. We also benefit from an experienced management and advisory team with a proven track record in key industries. Manufacturing facilities equipped for scalable production are critical for meeting demand. Strong



Riemann Computing, Inc



partnerships and alliances with key stakeholders further bolster Starkcom's operational capabilities and market presence, enabling accelerated global expansion.

- **Value Propositions:** Starkcom offers a unique value proposition centered on providing cost-effective and scalable internet solutions. With internet plans starting at just $5 per month – or less, with future to introduce subsidized $1 per month rate – Starkcom makes high-speed connectivity accessible to underserved and remote communities. The franchise model offers an affordable entry point for local entrepreneurs – promoting widespread adoption and market penetration. Our sustainable, environmentally friendly technology – coupled with reliable and weatherproofed electronics – ensures consistent services under various conditions.

- **Customer Relationships:** Starkcom builds strong customer relationships through dedicated support and personalized services. Local franchise partnerships enable community-focused approaches, fostering trust and reliability. Customized solutions for B2B and B2G clients address specific needs and challenges – enhancing our customer satisfaction. Regular updates and maintenance services ensure seamless connectivity and a prompt resolution of issues – reinforcing Starkcom's commitment to customer excellence.

- **Channels:** Starkcom utilizes multiple channels to reach our diverse customers. Direct sales to B2B and B2G clients ensure tailored solutions and effective communication. The franchise network expands our company's reach – allowing local entrepreneurs to promote and deliver services within communities. Online platforms and our company website provide accessible information and facilitate service subscriptions. Collaborations with local governments and agencies support regulatory compliance and trust, enhancing Starkcom's market presence.

- **Customer Segments:** Starkcom caters to a wide range of customer segments, including B2B clients such as small and medium-sized businesses that need reliable internet connectivity. B2C clients in underserved and remote areas benefit from affordable, accessible high-speed internet services. B2G clients – including government agencies and municipalities – leverage Starkcom's scalable solutions to enhance infrastructure, support education, and address an array of emergency and strategic communication needs.

- **Cost Structure:** Starkcom's cost structure includes expenses related to satellite and balloon launches, which are essential for services' deployment. Manufacturing and production costs cover the creation of CubeSats and associated hardware. R&D investments drive innovation and technological advancements. Marketing and customer acquisition efforts are crucial for expanding our global customer base and our market reach. Ongoing maintenance and operational costs ensure the delivery of reliable and consistent services.

- **Revenue Streams:** Starkcom generates revenue via multiple streams, including subscription fees from internet service plans offered to B2C customers. Fees from CubeSat and internet balloon launches contribute significantly to our company's income. The franchise model provides additional revenue via franchise fees and royalties from local entrepreneurs, while our grants and funding for pilot projects, such as those targeted for Zambia, offer financial support for expansion and development initiatives, further diversifying Starkcom's ISP portfolio.





2.2 Product & Service Portfolio



CubeSat Technology

Starkcom's CubeSat technology offers cost-effective, scalable, and sustainable satellite internet solutions for global connectivity.

2.2.1 CubeSat Technology

- Starkcom leverages advanced CubeSat technology to provide high-speed internet services – aiming to launch each satellite for just $17,500, which is significantly lower than a traditional satellite launch cost, which ranges from $350,000 (Starlink) to $2.8M (Amazon Kuiper).
- CubeSats are modular, easy to build, and designed for scalable and cost-effective manufacturing, making them ideal for widespread deployment in diverse regions.

2.2.2 Internet Balloon Systems

- Our low-elevation internet balloons, launched within 5,000 feet above the surface, provide a cost-effective networking solutions for small cities and rural areas.
- For longer-range systems, Aerostat Helikites are utilized – offering practical and long-lasting solutions with a lifespan of up to five years before needing helium refills.

2.2.3 Affordable Internet Plans

- Starkcom offers highly competitive internet plans starting as low as $5 per month, with a goal of introducing subsidized or sponsored $1 per month plans in some underserved areas.
- These plans provide unparalleled speed for cost – ensuring high-speed connectivity without reliance on costly infrastructure like cabling or telecom towers.

2.2.4 Gateway Systems

- Our gateways use advanced signal compute technology and components for LoRaWAN and WLAN transmission, as well as lightweight BLE and ChirpStack and IoT Broker hardware.
- Designed to be user-adaptable and real-time oriented, facilitating seamless connectivity.





2.2.5 Sustainable Power Solutions

- Starkcom integrates flexible solar arrays and lithium-ion batteries for energy storage in its EPS power systems – promoting sustainable and environmentally friendly operations.
- By utilizing solar power and avoiding unsustainable rocket fuel for launches, we minimize the environmental impact of our operations.

2.2.6 Horizontal Scalability

- Our production strategy involves horizontally scaling our CubeSat and electronics manufacturing through remote labs in various parts of the world.
- This approach ensures scalability and adaptability, allowing us to meet growing demand and expand our network rapidly.

2.2.7 Remote Monitoring & Sensing

- Starkcom provides key remote monitoring and sensing solutions for launch scheduling, mapping, satellite tracking, messaging, and communication.
- Our comprehensive UI dashboard offers real-time insights into both the launch and communications sides, enhancing operational efficiency and reliability.

2.2.8 Proprietary Compression Technology

- We utilize a proprietary compression algorithm that significantly reduces data transmission costs, making our services highly competitive in the ISP market.
- This technology ensures efficient usage of bandwidth and optimizes network performance, delivering cost-effective internet solutions.

2.2.9 Franchising Opportunities

- Starkcom offers franchising opportunities with low entry costs, enabling local entrepreneurs to establish their own ISPs under the Starkcom brand.
- Franchisees benefit from our established technology, brand reputation, and ongoing support, facilitating rapid market penetration and local relevance.

2.2.10 Integration of BitBadges

- We integrate BitBadges into our supply chain, registering CubeSats and user accounts to ensure secure and transparent operations.
- This system enhances accountability and traceability, supporting our commitment to operational excellence and customer trust.





2.3 Proprietary Systems & Technologies

- **CubeSat Technology:** Advanced CubeSat technology forms the backbone of Starkcom's internet delivery, providing a cost-effective and scalable solution for global connectivity.
- **Signal Computing Module:** Proprietary compute module known as Signal Computing, which compresses network packets to significantly reduce data transmission costs – making it 20 to 300 times cheaper than leading competitors.
- **Network Infrastructure:** We use our combination of ChirpStack for IoT applications, Uptime Kuma for monitoring, and Kadek UI for UI design. Integration of key protocols and hardware, including LoRaWAN for long-range communication, and WLAN for local wireless networking.
- **Routing & Switching:** ASIN Routers and multiple subnet switches help to manage and route network traffic efficiently across different devices and subnets.
- **Proxy via Brightspace:** Implements a proxy solution via Brightspace to enhance network security and manage data flow effectively.
- **Proprietary Compression Algorithm:** US Patent 16/059,633 for our compression algorithm that has been cited by RedHat (IBM subsidiary), highlighting industry recognition and impact.
- **Communications Protocol:** Patent ZA 2019/01105 for a "Low-Frequency Enabled Bluetooth GUI for P2P Device Identifier Communication," pending in South Africa.
- **Computing Method Patents:** US Patent 17/882587 for a computing method, and patents for a Modular Space Plane (US 29/852,695) and Aeronautical Propulsion Board (US 29/861,864).
- **Programming Languages:** Development of proprietary programming languages – NaScript, LonScript, ScrubScript – with NaScript's word mark application pending since March 2022.
- **Compressed Air Energy Storage (CAES):** Utilizes CAES technology via a hybrid geothermal system for cost-effective, sustainable energy to reduce power costs by one-third per MWH.
- **Water from Air Technology:** Employs solar + reverse HVAC systems to generate water from air, leveraging residue heat to create a sustainable water source with 25% to 40% efficiency.



 **Riemann** Computing, Inc



2.4 Management Team



Andrew Magdy Kamal - CEO

Andrew has built technology for over 37+ different startups, designed products for years, and brings deep expertise in a variety of different areas, including Quantum Engineering.



Trevor Miller - Software Architect

Trevor is a skilled creator and software developer with a passion for grid computing and DevOps. He also founded BitBadges and is the co-creator of the Decentralized University project with Andrew.



Joe Mansy - Project Engineer

Joe excels in consulting on Cost Benefit Analysis (CBA) of prototypes and helps with setting up and coordinating the launch logistics. He brings years of project engineer and MechEng experience.



Beshoy Saad - Marketing & Media

Beshoy is the founder of Imageup Productions, a premier video production agency. He specializes in high-quality photography, videography, and content creation.



Luke M. Yaldo - Advisor

Luke advises Riemann Computing, pulling from experience as a health and MedTech entrepreneur in a wide variety of startups and businesses, including YLX Technologies and ChainTerra.



3.0 Industry Overview

3.1 Industry Description

Global ISP Industry Market Segments ($B)



$82.3

$315.9

$500.4

$428.7

- Fiber to the Premises (FTTP)
- Cable Internet Services
- DSL Internet Services
- Dial-Up, Satellite & Other Services

Source: IBISWorld [iii]

The global ISP industry is a dynamic and rapidly evolving sector, characterized by increasing demand for high-speed internet and ubiquitous connectivity. Key segments include fixed broadband, mobile internet, and satellite internet services. Major trends shaping the industry include deployment of 5G technology, expansion of fiber-optic networks, the rise of satellite-based internet solutions, and rising emphasis on cybersecurity and data privacy. Moreover, there is a significant push toward improving internet access into underserved and remote areas, driven by both technological advancements and regulatory initiatives aimed at bridging the digital divide. This industry plays a vital role in enabling digital economies, supporting remote work, e-commerce, telemedicine, and smart city initiatives.

3.1.1 Key Industry Activities

- Deploying broadband and fiber-optic infrastructure.
- Developing, launching, and maintaining networks (e.g., 5G, satellite, etc.).
- Managing customer service and support operations worldwide.
- Ensuring network security and data privacy and investing in new systems.
- Conducting market research and demand forecasting.



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3.2 Industry Performance & Structure



Global ISP Industry Performance

Source: IBISWorld [iv]

IBISWorld anticipates that the global ISP industry will generate over $1.35T in 2024, with annualized growth rate of 2.2% (CAGR 2023-2028) leading to $1.48T by 2028. With over three million staff across 26,613 business establishments and $114.2B in profit. Within the global ISP market, the satellite and other services segment is expected to generate $82.3B in 2024, making it a critical growing portion.[v]

3.2.1 Current Industry Structure

Characteristic	Level
Concentration	Low
Barriers To Entry	High
Regulation and Policy	Moderate
Life Cycle	Growth
Revenue Volatility	Moderate
Assistance	High
Competition	High
Innovation	High
Concentration	Low





3.3 Key Market Drivers & Trends

    

Increasing Demand for High-Speed Internet	Expansion of 5G Networks	Satellite Internet Solutions	Emphasis on Cybersecurity & Data Privacy	Government Initiatives & Regulatory Support

Starkcom recognizes the following key market drivers:

- **Increasing Demand for High-Speed Internet:** The global shift towards digitalization has significantly increased demand for high-speed internet. This demand is driven by a proliferation of connected devices, the growth of online streaming services, and the rise of remote worker and educational demand. As more aspects of daily life become reliant on connectivity, ISPs are under pressure to offer faster, more reliable services. This aligns with Starkcom's mission to provide affordable and scalable internet solutions – particularly in underserved regions.

- **Expansion of 5G Networks:** Deployment of 5G technology is a critical driver for ISPs – promising unprecedented speeds and connectivity. 5G networks enable faster data transfer rates, lower latency, and the capacity to support a vast number of devices simultaneously. This expansion supports advanced applications such as IoT, autonomous vehicles, and smart cities, creating opportunities for ISPs. Starkcom's CubeSat technology complements terrestrial 5G networks through coverage in remote and rural areas, ensuring comprehensive connectivity.

- **Satellite Internet Solutions:** Development and deployment of satellite-based internet solutions are transforming the ISP landscape. Satellite technology offers a viable alternative to a traditional infrastructure approach – particularly in regions where laying cables is impractical or too costly. Starkcom's cost-effective launches are well-positioned to capitalize on this by providing affordable, high-speed internet to remote areas, thereby addressing the digital gap.

- **Emphasis on Cybersecurity & Data Privacy:** As internet connectivity becomes more pervasive, the importance of cybersecurity and data privacy has grown. Key regulatory frameworks are tightening – requiring ISPs to implement robust security measures to protect users' data. This trend is both a challenge and an opportunity for ISPs. For Starkcom, integrating advanced security protocols and technologies into our services can enhance our value proposition, offering customers peace of mind and compliance with international standards.





- **Government Initiatives & Regulatory Support:** Governments around the world are increasingly recognizing the importance of internet access as a driver of economic growth and social inclusion. Initiatives aimed at improving broadband infrastructure and subsidizing access for low-income households encourage private sector investment in underserved areas. These macroeconomic drivers create a favorable environment for Starkcom's expansion plans. By aligning with governmental objectives and leveraging available grants and funding, Starkcom can accelerate our mission to connect the unconnected and drive sustainable development globally, starting with Zambia and other key pilot projects in US and global markets.

3.4 Market & Client Segmentation

Global ISP Industry Concentration by Geography (%)



Source: IBISWorld [vi]

Starkcom's initial operational scope in the ISP industry focuses on establishing a strong presence in the State of Michigan – leveraging innovative CubeSat technology to provide affordable and scalable internet services through a localized pilot project. This strategic entry point will serve as a foundation for global expansion – targeting underserved and remote areas, with Zambia being a primary market of interest. Subsequently, Starkcom plans to extend its reach to other key regions with similar needs, including (but not limited to) Jamaica, Indonesia, India, Malaysia, the UK, Canada, Armenia, and Estonia. Each of these prospective target markets presents unique opportunities for growth through an initial pilot project and expansion – driven by increasing demand for reliable internet connectivity and favorable regulatory environments. By focusing on diverse regions, Starkcom aims to bridge a digital divide and deliver high-speed internet access to millions of users worldwide.

 **Riemann** Computing, Inc



3.4.1 B2B Target Segment Profile

Target Market



- Small & Medium-Sized Enterprises (SMEs)
- Large Corporations
- Technology Firms
- Remote Workspaces

Geographic Focus:

- Urban and suburban areas in Michigan initially, with pilot expansion plans to Zambia, Latin American and Caribbean markets (e.g., Jamaica), Southeast Asia (e.g., Indonesia, India, Malaysia, etc.), and Europe (e.g., the UK, Armenia, Estonia, etc.).

Key Needs & Pain Points

- Reliable high-speed internet connectivity to support business operations.
- Cost-effective solutions to manage overhead costs relating to ISP services.
- Scalability to accommodate growth and fluctuating demand.
- Secure networks to protect sensitive business data.
- Connectivity in areas with limited or unreliable infrastructure.

Starkcom's Value Proposition

- Affordable, high-speed internet plans for businesses of all sizes.
- Flexible and scalable CubeSat technology ensuring consistent service.
- Proprietary compression technology to optimize data transmission.
- Robust security protocols integrated into our service offerings.
- Customizable solutions tailored to specific business needs.

3.4.2 B2C Target Segment Profile

Target Market

- Individual Consumers
- Remote Workers
- Students
- Families

Geographic Focus

- Initially in the State of Michigan, followed by underserved and remote regions (following the B2B and B2G sections), with a focus on similar digital gaps and demand for ISP services.

Key Needs & Pain Points



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- Affordable internet access for personal and educational use.
- Reliable connectivity for remote work and online learning.
- Consistent service in areas with poor infrastructure.
- User-friendly setup and customer support.

Starkcom's Value Proposition

- Internet plans as low as $5 per month, with plans for subsidized $1 per month.
- Easy-to-install gateways with comprehensive customer support.
- Weatherproofed electronics ensuring reliable service in diverse conditions.
- Community-driven franchise model enhancing local accessibility and support.

3.4.3 B2G Target Segment Profile

Target Market



- Government Agencies
- Municipalities
- Public Sector Organizations

Geographic Focus

- Same as previous segments, with a focus on areas where governments need ISP solutions.

Key Needs & Pain Points

- Enhancing digital infrastructure to support economic development.
- Providing internet access to underserved communities in worldwide markets.
- Supporting education, healthcare, and emergency services with reliable connectivity.
- Compliance with regulatory standards and data privacy laws.

Starkcom's Value Proposition

- Scalable solutions for city-wide and region-wide connectivity projects.
- Cost-effective deployment of CubeSats and balloons reducing reliance on infrastructure.
- Strong alignment with governmental initiatives to bridge the digital divide in key regions.
- Secure and reliable service ensuring continuity of essential public services.
- Partnership opportunities for governments to promote digital and economic growth.







4.0 Competitor Analysis

4.1 Direct Competitors

Starkcom recognizes the following key competitors:

4.1.1 Starlink

Starlink – a satellite internet constellation project developed by SpaceX – aims to provide high-speed internet connectivity to underserved and remote regions worldwide.

Key Characteristics

- **Launch Method:** Starlink requires launching its satellites into orbit via SpaceX rockets, making the deployment process relatively expensive and resource intensive.
- **Cost Structure:** The service is costly – both in terms of satellite launches and the equipment required for end users – including the satellite dish and terminal.
- **Technology:** Utilizes sat-to-terminal telemetry, whereby its satellites communicate directly with user terminals on the ground, ensuring high-speed internet but at a premium cost.

Strengths

- Brand recognition and extensive global coverage due to a large number of satellites.
- High-speed, low-latency internet suitable for a variety of applications.

Weaknesses

- High costs associated with both deployment and end-user equipment.
- Dependency on rocket launches, which are expensive and logistically complex.

4.1.2 Amazon Kuiper

Amazon Kuiper is a planned satellite internet constellation by Amazon – similar to Starlink – designed to provide low-latency, high-speed broadband connectivity globally.

Key Characteristics

- **Launch Method:** Like Starlink, Amazon's Kuiper satellites will be launched into orbit, contributing to significant costs.
- **Cost Structure:** The service is expected to be more costly compared to Starlink, with higher investments required for satellite production, launch, and ground infrastructure.
- **Technology:** Uses different metrics and technologies relative to Starlink but aims for a similar objective of global broadband coverage.

Strengths



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- Backed by Amazon's extensive resources and technological expertise.
- Potential for integration with Amazon's existing services and devices.

Weaknesses

- Higher anticipated costs than Starlink, making it less accessible to cost-sensitive markets.
- The project is still in the developmental phase, with no operational service as of now.

4.1.3 Aalyria

Aalyria is a telecommunications company that emerged as a spinoff from Google's Project Loon, with a focus on providing high-speed internet through innovative communication technologies.

Key Characteristics

- **Origin:** Stemming from Project Loon, which aimed to deliver internet using high-altitude balloons, Aalyria leverages advanced networking and communication technologies.
- **Technology:** Focuses on innovative approaches to internet delivery, possibly including laser-based communication and advanced mesh networks.
- **Cost Structure:** Details on pricing and cost structure are less defined compared to Starlink and Amazon Kuiper, but innovative technology suggests potential for cost-effectiveness.

Strengths

- Inherits technological advancements from Google's research and development.
- Potentially lower deployment costs due to innovative technologies.

Weaknesses

- Less established in the market compared to Starlink and Amazon Kuiper.
- Limited information on scalability and commercial viability.

4.1.4 Competitive Feature Analysis

	Starlink	Amazon Kuiper	Starkcom Global
Launch Satellite Cost	$300,000+	$2.8M+	$17,500
Minimal DL/UL Speed	100/10 MB/s+	200/50 MB/s+	100/10 MB/s+
Price Plan	$499 Satellite Dish + $99/Month (Basic)	$599 Satellite Dish + $110/Month (Basic)	$5/month basic (gateways included).



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4.2 Competitive Advantages

- **Cost-Effective Launches:** Starkcom's CubeSat technology allows for satellite launches at a significantly lower cost compared to competitors like Starlink and Amazon. By using our CubeSat system – which costs $17,500 per launch – Starkcom can provide high-speed internet services without the high expenses associated with rocket launches. Cost efficiency enables Starkcom to provide a more affordable internet plan to customers – making high-speed connectivity accessible to underserved and remote areas.

- **Affordable Internet Plans:** Starkcom's pricing strategy is designed to cater to cost-sensitive markets, with internet plans starting at $5 per month and plans for a subsidized $1 per month rate in certain key regions. Affordability is a major competitive advantage over companies like Starlink and Amazon, whose services are priced significantly higher. By reducing the financial barrier to entry, Starkcom can rapidly expand our customer base and drive adoption.

- **Scalability & Flexibility:** The modular design of Starkcom's CubeSats and internet balloons allows for scalable, flexible deployment. Unlike traditional infrastructure that requires significant investment and time to expand, Starkcom quickly scales our operations by launching a range of CubeSats and deploying more internet balloons. Scalability is particularly advantageous for responding to varying market demands and entering regions.

- **Innovative Technology Integration:** Starkcom integrates advanced technologies – such as proprietary network packet compression, signal compute modules, and flexible solar arrays. These innovations enhance the performance and efficiency of Starkcom's services, reducing data transmission costs and optimizing energy usage. By continuously innovating, Starkcom stays ahead of the technological curve, offering superior service quality and reliability.

- **Sustainable & Environmentally Friendly Solutions:** Starkcom's commitment to sustainability is reflected in its use of weatherproofed electronics, flexible solar arrays, and helium for internet balloon launches instead of rocket fuel. This environmentally friendly approach not only reduces the carbon footprint of our operations but also appeals to eco-conscious consumers and governments. Starkcom's sustainable practices position it favorably in markets that prioritize environmental responsibility.

- **Local Franchising Model:** Starkcom's franchising model empowers local entrepreneurs to establish their own ISPs under the Starkcom brand for an initial investment of $50,000, with Starkcom retaining a 15% royalty on profits. A franchise model fosters local engagement and ensures tailored solutions for specific market needs. By leveraging local knowledge and networks, Starkcom will achieve rapid market penetration and enhance service delivery, creating a strong and loyal customer base.

- **Strategic Global Expansion:** Starkcom's strategic focus on expanding into regions with significant digital divides allows our company to tap into underserved markets with high growth potential. By aligning with key government initiatives and securing funding for pilot projects, Starkcom can establish a strong presence in these regions. This targeted expansion strategy ensures sustainable growth and positions Starkcom as a key player in the global ISP industry.





5.0 Go-to-Market Overview

5.1 Phased Growth Strategy



Starkcom's go-to-market strategy is centered on leveraging our innovative CubeSat technology and cost-effective internet solutions to establish our strong presence in underserved and remote regions, while aligning with current market trends and opportunities. In the short term, Starkcom aims to secure funding and necessary licenses to kickstart operations in key domestic markets. Medium-term goals focus on obtaining an ISP license in Michigan and launching our pilot in Detroit to demonstrate the viability and impact of Starkcom's services. Long-term, the company plans to scale its operations globally, with strategic pilots and licensing in Zambia, Jamaica, Indonesia, Malaysia, Estonia, Armenia, and others – ultimately aiming to connect 125 million users. By maintaining focus on affordability, scalability, and sustainability, Starkcom is poised to effectively compete and drive value.

5.1.1 Short-Term Objectives (0-3 Months)

- **Submit Grant Proposal for Zambia:** Finalize and submit a comprehensive grant proposal to secure funding for a pilot project in Zambia, detailing the technical capabilities, expected impact, and sustainability of Starkcom's solutions to meet local needs and regulations.
- **Achieve Statewide Telemetry Licensing:** Navigate key regulatory processes to obtain all the necessary licenses for statewide telemetry operations. This involves engaging with local US authorities, completing required documentation, and ensuring compliance with state-specific regulations to facilitate seamless deployment of Starkcom's technologies.
- **Build Strategic Partnerships:** Establish strategic partnerships with local stakeholders, including governments, businesses, and non-profits in Zambia and Michigan, to build support for upcoming projects and secure necessary resources and endorsements for deployments.
- **Market Awareness Campaign:** Launch our targeted marketing campaign to raise awareness about Starkcom's innovative solutions and upcoming initiatives in Zambia and Michigan. Utilize social media, PR, and local events to engage potential customers and stakeholders.
- **Operational Readiness:** Ensure operational readiness by assembling our dedicated team to manage the initial phases of deployment. This includes hiring key personnel, setting up local offices, and establishing logistics for the first CubeSat launches and balloon deployments.





5.1.2 Intermediate Objectives (4-12 Months)

- **Obtain Michigan ISP License:** Engage with Michigan Public Works to secure the ISP license, completing all necessary regulatory steps, and providing detailed plans for deployments to demonstrate Starkcom's capability to meet local internet service needs.
- **Detroit Pilot Approval:** Develop and present a detailed pilot plan for Detroit, highlighting the benefits and technological advantages of Starkcom's services. Work closely with city officials and community leaders to secure approval and support for the pilot project.
- **Infrastructure Development:** Begin the development and installation of the infrastructures needed for the Detroit pilot. This includes deploying CubeSats, setting up ground gateways, and ensuring robust connectivity to provide reliable service to initial users.
- **Community Engagement:** Conduct community engagement activities in Detroit to educate residents about the new internet services, address any concerns, and gather feedback to refine service offerings. This helps in building trust and ensuring successful adoption.
- **Monitor & Adjust:** Implement our robust monitoring system to track the performance of the deployed infrastructure. Utilize data analytics to identify any issues and make necessary adjustments to optimize service delivery and ensure high levels of user satisfaction.

5.1.3 Long-Term Actions (2-5 Years)

- **Complete Detroit Pilot:** Successfully complete the Detroit pilot project, demonstrating the scalability and reliability of Starkcom's solutions. Collect comprehensive performance data and user feedback to refine the business model and prepare for broader deployments.
- **Expand Michigan Franchise:** Secure an initial Michigan franchise license to expand operations across the state. Develop a franchise model that attracts local entrepreneurs, providing them with the tools and support needed to deliver Starkcom's services in their communities.
- **Zambia Pilot Execution:** Execute the 150,000-person pilot in Zambia, leveraging grant funding and partnerships established in the short term. Ensure seamless deployment and operation, focusing on delivering reliable and affordable internet access to underserved areas.
- **Global Licensing:** Obtain the necessary licenses for operations in targeted countries – such as Zambia, Jamaica, Indonesia, India, Malaysia, Estonia, Armenia, and Canada. Engage with regulatory bodies to ensure compliance and facilitate smooth market entry.
- **Scale to 125 Million Users:** Launch pilots in major cities and regions as planned, including the UK/Bright Proxy, Harbor Beach, and Windsor. Focus on scaling operations to connect 125 million users, continuously optimizing technology and delivery to meet growing demand.




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6.0 Marketing Plan



Starkcom's high-level marketing strategy focuses on attracting, educating, engaging, and converting B2B, B2C, and B2G target clients through a multi-faceted approach. We leverage business advisors and political or legal advocacy to build credibility and secure endorsements from key stakeholders, particularly in the B2G segment. Our YouTube video ad campaigns and press releases will highlight the benefits and innovative aspects of our services, aiming to educate and engage both B2B and B2C audiences. Traditional print, radio, and television advertising will increase brand visibility and reach a broader audience. Additionally, we will implement paid SEO, social media marketing (SMM), and pay-per-click (PPC) campaigns to drive online traffic, generate clients leads, and convert prospects into loyal customers – ensuring a comprehensive and effective market penetration strategy.

6.1 Advertising & Sales Funnel Strategies

Starkcom leverages the following methods to move clients through our sales funnel:

6.1.1 Awareness

Starkcom generates awareness through a blend of traditional and digital marketing methods, including print, radio, and television ads, alongside targeted YouTube video campaigns. We utilize high-impact releases to announce our new initiatives and partnerships, ensuring visibility in relevant media





outlets. Paid SEO and social media marketing increase our online presence, while business advisors and political or legal advocacy help build credibility and recognition with B2G clients, ensuring that our brand reaches a broad and diverse audience.

6.1.2 Interest

To foster interest, Starkcom leverages engaging content that highlights our innovative CubeSat technology and cost-effective internet solutions. We provide educational videos, detailed blog posts, and informative infographics that explain the benefits and unique aspects of our services. Through webinars and virtual events, we provide in-depth insights into our technology and its applications, capturing the attention of B2B, B2C, and B2G clients. Our social media channels actively share success stories and updates, encouraging potential clients to learn more about our offerings.

6.1.3 Consideration

Starkcom nurtures consideration by offering detailed case studies, whitepapers, and product demos that showcase the effectiveness and reliability of our solutions. We provide tailored content that addresses the specific pain points and needs of each target segment, illustrating how our services can solve their unique challenges. Interactive tools like ROI calculators and comparison charts help prospects visualize the value and advantages of choosing Starkcom. Our sales team engages in personalized outreach, offering consultations and answering any questions to help prospects move closer.

6.1.4 Intent

To drive intent, Starkcom offers trials, pilot programs, and customized proposals that allow potential clients to experience our key services firsthand. We present clear and compelling value propositions, emphasizing the cost savings, scalability, and sustainability of our solutions. Testimonials from satisfied customers and endorsements from trusted advisors bolster confidence in our major offerings. We also provide flexible contract terms and incentives – such as introductory pricing or bundled services, to encourage prospects to take the next step toward commitment.

6.1.5 Evaluation

During the evaluation stage, Starkcom provides comprehensive support and detailed information to help potential clients assess our solutions. We facilitate meetings and demonstrations with our technical experts to address any specific concerns and provide deeper insights into our technology. Detailed product specifications, performance data, and security assurances are made available to ensure transparency. We also arrange site visits or virtual tours of existing deployments, allowing prospects to see our solutions in action and gain confidence in their decision.





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7.0 Financial Forecasts

7.1 Use of Funds Table

Startup Expenses	
Employees	398,000
Office Rent	42,000
Total Startup Expenses	**440,000**

Startup Assets	
Aerostats	20,000
Equipment	150,000
Facility	300,000
Land	110,000
Raw Materials	80,000
Total Startup Assets	**660,000**

Total Requirements	
Total Startup Expenses	440,000
Total Startup Assets	660,000
Total Requirements	**1,100,000**

Post Financing Liabilities	
Loan	0
Mortgage	0
Other Bank Debt	0
Total Liabilities	**0**

Post Financing Investments	
Owner	0
Investor	1,100,000
Total Investments	**1,100,000**

Post Financing Funding	
Total Liabilities	0
Total Planned Investment	1,100,000
Total Funding	**1,100,000**

Pre-Funding Valuation Assumptions (10x)	
Forecast Revenue (Year 1)	36,118,600
Valuation Multiple	10x
Current Valuation (10x Multiple)	**361,186,000**



7.2 Financial Highlights

Financial Highlights						
	Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**5 Years**
Revenue	36,118,600	84,302,025	167,392,200	383,729,250	1,532,123,250	2,203,665,325
Gross profit	35,242,955	81,022,603	160,822,297	373,162,995	1,517,063,355	2,167,314,205
EBITDA	34,440,355	79,918,243	159,516,057	371,714,995	1,515,483,355	2,161,073,005
Net Income	28,894,659	66,835,255	133,071,577	310,180,047	1,269,361,239	1,808,342,776
Gross margin	97.58%	96.11%	96.08%	97.25%	99.02%	98.35%
EBITDA margin	95.35%	94.80%	95.29%	96.87%	98.91%	98.07%
Profit margin	80.00%	79.28%	79.50%	80.83%	82.85%	82.06%

Financial Highlights



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7.3 Unit Economics

B2G Installation & Deployment Revenue

	Year 1	Year 2	Year 3	Year 4	Year 5
CubeSats (Units)	10	15	20	25	30
Average Launch Price	17,500.00	17,500.00	17,500.00	17,500.00	17,500.00
Number of Franchises	961	1,021	1,023	1,023	971
Total Revenue	168,175,000	268,012,500	358,050,000	447,562,500	509,775,000
Franchise Fee (%)	15.00%	15.00%	15.00%	15.00%	15.00%
Starkcom Revenue	25,226,250	40,201,875	53,707,500	67,134,375	76,466,250
Franchisee Revenue	142,948,750	227,810,625	304,342,500	380,428,125	433,308,750

B2G Refill Revenue

	Year 1	Year 2	Year 3	Year 4	Year 5
Average Price Per Refill	1,000.00	1,000.00	1,000.00	1,000.00	1,000.00
Number of Franchises	961	1,021	1,023	1,023	1,933
Total Revenue	9,610,000	15,315,000	20,460,000	25,575,000	57,990,000
Franchise Fee (%)	15.00%	15.00%	15.00%	15.00%	15.00%
Starkcom Revenue	1,441,500	2,297,250	3,069,000	3,836,250	8,698,500
Franchisee Revenue	8,168,500	13,017,750	17,391,000	21,738,750	49,291,500

B2C Subscriptions

	Year 1	Year 2	Year 3	Year 4	Year 5
Average Subscription Rate	5.00	5.00	5.00	5.00	5.00
Number of Active Users	147,017	382,372	581,157	752,069	896,390
Total Revenue	7,350,850	28,677,900	58,115,700	94,008,625	134,458,500

B2C Subscriptions

	Year 1	Year 2	Year 3	Year 4	Year 5
Average Launch Price	17,500.00	17,500.00	17,500.00	17,500.00	17,500.00
Number of Launches	12	50	150	500	2,500
Total Revenue	2,100,000	13,125,000	52,500,000	218,750,000	1,312,500,000

Direct Costs

	Year 1	Year 2	Year 3	Year 4	Year 5
Material Costs	45,000	67,500	90,000	112,500	135,000
Subscription Costs	808,592	3,154,566	6,392,729	10,340,945	14,790,436
Data Storage Costs	22,053	57,356	87,174	112,810	134,459
Total Direct Costs	875,645	3,279,422	6,569,903	10,566,255	15,059,895
Gross Profit	35,242,955	81,022,603	160,822,297	373,162,995	1,517,063,355



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7.4 Projected Profit & Loss

Pro Forma Income Statement (expressed in USD Dollars)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	36,118,600	84,302,025	167,392,200	383,729,250	1,532,123,250
Direct cost of revenue	875,645	3,279,422	6,569,903	10,566,255	15,059,895
Gross margin	35,242,955	81,022,603	160,822,297	373,162,995	1,517,063,355
Expenses					
Insurance	2,400	2,520	2,640	2,880	3,000
Legal	3,000	3,120	3,360	3,600	3,840
Office Rent	9,600	10,080	10,560	10,800	11,280
Personnel	292,800	393,600	494,400	595,200	696,000
SEO, Marketing & Advertising	490,000	690,000	790,000	830,000	860,000
Utilities	4,800	5,040	5,280	5,520	5,880
Total Expenses	802,600	1,104,360	1,306,240	1,448,000	1,580,000
EBITDA	34,440,355	79,918,243	159,516,057	371,714,995	1,515,483,355
Depreciation and amortization expense	440,973	1,283,994	2,957,916	6,795,208	22,116,441
Interest expense	5,666	4,538	3,345	2,084	751
Earnings (loss) before taxes	33,993,716	78,629,711	156,554,796	364,917,702	1,493,366,164
Income taxes	5,099,057	11,794,457	23,483,219	54,737,655	224,004,925
Net income (loss)	28,894,659	66,835,255	133,071,577	310,180,047	1,269,361,239



Revenue by Year





7.5 Sensitivity Analysis

Best Case Scenario (Revenues Increased by 15%) (expressed in USD Dollars)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	41,536,390	96,947,329	192,501,030	441,288,638	1,761,941,738
Direct costs	1,006,992	3,771,335	7,555,388	12,151,193	17,318,879
Gross margin	40,529,398	93,175,993	184,945,642	429,137,444	1,744,622,858
Operating expenses	802,600	1,104,360	1,306,240	1,448,000	1,580,000
EBITDA	39,726,798	92,071,633	183,639,402	427,689,444	1,743,042,858
Depreciation and amortization expense	440,973	1,283,994	2,957,916	6,795,208	22,116,441
Interest expense	5,666	4,538	3,345	2,084	751
Earnings (loss) before taxes	39,280,159	90,783,102	180,678,140	420,892,152	1,720,925,667

Worst Case Scenario (Revenues Decreased by 15%) (expressed in USD Dollars)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	30,700,810	71,656,721	142,283,370	326,169,863	1,302,304,763
Direct costs	744,298	2,787,509	5,584,418	8,981,317	12,800,911
Gross margin	29,956,512	68,869,213	136,698,952	317,188,546	1,289,503,852
Operating expenses	802,600	1,104,360	1,306,240	1,448,000	1,580,000
EBITDA	29,153,912	67,764,853	135,392,712	315,740,546	1,287,923,852
Depreciation and amortization expense	440,973	1,283,994	2,957,916	6,795,208	22,116,441
Interest expense	5,666	4,538	3,345	2,084	751
Earnings (loss) before taxes	28,707,273	66,476,321	132,431,451	308,943,253	1,265,806,660



Sensitivity Analysis (Earnings Before Taxes)



Riemann Computing, Inc



7.6 Projected Cash Flow

Pro Forma Statement of Cash Flows (expressed in USD Dollars)					
	Year 1	Year 2	Year 3	Year 4	Year 5
Cash provided from (used in):					
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES:					
Net income (loss)	28,894,659	66,835,255	133,071,577	310,180,047	1,269,361,239
Adjustments for:					
Depreciation and amortization	440,973	1,283,994	2,957,916	6,795,208	22,116,441
(Increase)/decrease in accounts receivable	(2,960,541)	(3,949,461)	(6,810,670)	(17,732,545)	(94,130,656)
(Increase)/decrease in inventory	-	-	-	-	-
(Increase)/decrease in prepaid expenses	(150,494)	(200,764)	(346,209)	(901,404)	(4,784,975)
Increase/(decrease) in accounts payable	65,787	24,734	16,548	11,620	10,820
	26,290,384	63,993,757	128,889,161	298,352,925	1,192,572,869
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES:					
Issuance of debt	-	-	-	-	-
Issuance of share capital	1,100,000	-	-	-	-
Repayment of debt	(19,611)	(20,739)	(21,931)	(23,192)	(24,526)
Distributions	-	-	-	-	-
	1,080,389	(20,739)	(21,931)	(23,192)	(24,526)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES:					
Additions to capital assets	(2,465,930)	(4,215,101)	(8,369,610)	(19,186,463)	(76,606,163)
	(2,465,930)	(4,215,101)	(8,369,610)	(19,186,463)	(76,606,163)
Change in cash	24,904,843	59,757,917	120,497,619	279,143,271	1,115,942,180
Cash. Beginning of year	40,234	24,945,077	84,702,994	205,200,613	484,343,883
Cash, end of year	24,945,077	84,702,994	205,200,613	484,343,883	1,600,286,064



Cash Balance





7.7 Projected Balance Sheet

Pro Forma Balance Sheet (expressed in USD Dollars)					
	Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**
ASSETS					
Current assets					
Cash	24,945,077	84,702,994	205,200,613	484,343,883	1,600,286,064
Accounts receivable	2,960,541	6,910,002	13,720,672	31,453,217	125,583,873
Inventory	-	-	-	-	-
Prepaid expenses	150,494	351,258	697,468	1,598,872	6,383,847
Long term assets					
PPE, net	2,051,894	4,983,001	10,394,696	22,785,950	77,275,672
Land	-	-	-	-	-
Total Assets	30,108,005	96,947,255	230,013,448	540,181,922	1,809,529,455
LIABILITIES					
Current liabilities					
Account payable	65,787	90,521	107,069	118,689	129,508
Long term liabilities					
Long term loan	90,389	69,650	47,718	24,526	0
Total liabilities	156,176	160,171	154,787	143,215	129,508
SHAREHOLDER'S EQUITY					
Owner's equity	1,267,931	1,267,931	1,267,931	1,267,931	1,267,931
Retained earnings	28,683,899	95,519,153	228,590,730	538,770,777	1,808,132,016
Total shareholder's equity	29,951,830	96,787,084	229,858,661	540,038,708	1,809,399,947
Total liabilities and shareholder's equity	30,108,005	96,947,255	230,013,448	540,181,922	1,809,529,455



Balance Sheet





7.8 Break-Even Analysis

Break Even Analysis	
Total Fixed Expenses (Year 1)	802,600
Contribution margin (per unit)	
Selling price	17,500.00
Variable costs	4,500.00
Contribution Margin	13,000
Breakeven even units	**62**
Breakeven sales	**1,081,500**

Break Even Analysis					
Units	**Revenue**	**Fixed Costs (FC)**	**(VC)**	**(FC+VC)**	**Net Profit**
0	0	802,600	0	802,600	-802,600
11	183,750	802,600	47,250	849,850	-666,100
21	367,500	802,600	94,500	897,100	-529,600
32	551,250	802,600	141,750	944,350	-393,100
42	735,000	802,600	189,000	991,600	-256,600
53	918,750	802,600	236,250	1,038,850	-120,100
63	1,102,500	802,600	283,500	1,086,100	16,400
74	1,286,250	802,600	330,750	1,133,350	152,900
84	1,470,000	802,600	378,000	1,180,600	289,400
95	1,653,750	802,600	425,250	1,227,850	425,900
105	1,837,500	802,600	472,500	1,275,100	562,400
116	2,021,250	802,600	519,750	1,322,350	698,900
126	2,205,000	802,600	567,000	1,369,600	835,400



Break Even Analysis

 **Riemann** Computing, Inc



7.9 Financial Indicators

Ratio Analysis	Year 1	Year 2	Year 3	Year 4	Year 5
Liquidity ratios					
Current	426.47	1015.94	2051.19	4359.28	13375.63
Quick	426.47	1015.94	2051.19	4359.28	13375.63
Acid Test	424.18	1012.06	2044.68	4345.80	13326.34
Activity ratios					
Account receivable turnover	12.20	17.08	16.23	16.99	19.51
Inventory turnover	0.00	0.00	0.00	0.00	0.00
Total asset turnover	1.20	0.87	0.73	0.71	0.85
Profitability ratios					
Gross margin	97.58%	96.11%	96.08%	97.25%	99.02%
Operating margin	94.13%	93.28%	93.53%	95.10%	97.47%
Net profit margin	80.00%	79.28%	79.50%	80.83%	82.85%
Return on assets	95.97%	68.94%	57.85%	57.42%	70.15%
Return on equity	96.47%	69.05%	57.89%	57.44%	70.15%
Leverage					
Debt to equity	0.01	0.00	0.00	0.00	0.00
Debt to assets	0.01	0.00	0.00	0.00	0.00
Interest coverage	6001.05	17328.23	46797.47	175073.09	1988981.73





Ratio Analysis
120%
100%
80%
60%
40%
20%
0%
Year 1
Year 2
Year 3
Year 4
Year 5
Gross margin
Operating margin
Net profit margin
Return on Assets
Return on Equity

Riemann Computing, Inc
153



StarkcomGlobal

8.0 Appendix

8.1 Monthly Profit & Loss

Pro Forma Income Statement
(expressed in USD Dollars)

	Year 1											
	Month 1	**Month 2**	**Month 3**	**Month 4**	**Month 5**	**Month 6**	**Month 7**	**Month 8**	**Month 9**	**Month 10**	**Month 11**	**Month 12**
Revenue	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883	3,009,883
Direct cost of revenue	72,970	72,970	72,970	72,970	72,970	72,970	72,970	72,970	72,970	72,970	72,970	72,970
Gross profit	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913	2,936,913
Expenses												
Insurance	200	200	200	200	200	200	200	200	200	200	200	200
Legal	250	250	250	250	250	250	250	250	250	250	250	250
Office Rent	800	800	800	800	800	800	800	800	800	800	800	800
Personnel	24,400	24,400	24,400	24,400	24,400	24,400	24,400	24,400	24,400	24,400	24,400	24,400
SEO, Marketing & Advertising	40,833	40,833	40,833	40,833	40,833	40,833	40,833	40,833	40,833	40,833	40,833	40,833
Utilities	400	400	400	400	400	400	400	400	400	400	400	400
Total Expenses	66,883	66,883	66,883	66,883	66,883	66,883	66,883	66,883	66,883	66,883	66,883	66,883
EBITDA	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030	2,870,030
Depreciation and amortization expense	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748
Interest expense	514	506	499	491	484	476	469	461	453	445	438	430
Earnings (loss) before taxes	2,832,768	2,832,776	2,832,783	2,832,791	2,832,798	2,832,806	2,832,813	2,832,821	2,832,829	2,832,836	2,832,844	2,832,852
Income taxes	424,915	424,916	424,917	424,919	424,920	424,921	424,922	424,923	424,924	424,925	424,927	424,928
Net income (loss)	2,407,853	2,407,859	2,407,866	2,407,872	2,407,878	2,407,885	2,407,891	2,407,898	2,407,904	2,407,911	2,407,917	2,407,924

8.2 Monthly Statement of Cash Flows

Pro Forma Statement of Cash Flows
(expressed in USD Dollars)

	Year 1											
	Month 1	**Month 2**	**Month 3**	**Month 4**	**Month 5**	**Month 6**	**Month 7**	**Month 8**	**Month 9**	**Month 10**	**Month 11**	**Month 12**
Cash provided from (used in):												
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES:												
Net income (loss)	2,407,853	2,407,859	2,407,866	2,407,872	2,407,878	2,407,885	2,407,891	2,407,898	2,407,904	2,407,911	2,407,917	2,407,924
Adjustments for:												
Depreciation and amortization	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748	36,748
(Increase)/decrease in accounts receivable	(2,960,541)	-	-	-	-	-	-	-	-	-	-	-
(Increase)/decrease in inventory	-	-	-	-	-	-	-	-	-	-	-	-
(Increase)/decrease in prepaid expenses	(150,494)	-	-	-	-	-	-	-	-	-	-	-
Increase/(decrease) in accounts payable	65,787	-	-	-	-	-	-	-	-	-	-	-
	(600,648)	2,444,607	2,444,613	2,444,620	2,444,626	2,444,633	2,444,639	2,444,646	2,444,652	2,444,659	2,444,665	2,444,672
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES:												
Issuance of debt	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of share capital	1,100,000	-	-	-	-	-	-	-	-	-	-	-
Repayment of debt	(1,593)	(1,600)	(1,608)	(1,615)	(1,623)	(1,630)	(1,638)	(1,646)	(1,653)	(1,661)	(1,669)	(1,676)
Distributions	-	-	-	-	-	-	-	-	-	-	-	-
	1,098,407	(1,600)	(1,608)	(1,615)	(1,623)	(1,630)	(1,638)	(1,646)	(1,653)	(1,661)	(1,669)	(1,676)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES:												
Additions to capital assets	(2,465,930)	-	-	-	-	-	-	-	-	-	-	-
	(2,465,930)	-	-	-	-	-	-	-	-	-	-	-
Change in cash	(1,968,170)	2,443,007	2,443,006	2,443,005	2,443,003	2,443,002	2,443,001	2,443,000	2,442,999	2,442,998	2,442,997	2,442,995
Cash. Beginning of year	40,234	(1,927,936)	515,071	2,958,076	5,401,081	7,844,084	10,287,087	12,730,088	15,173,088	17,616,087	20,059,085	22,502,081
Cash, end of year	(1,927,936)	515,071	2,958,076	5,401,081	7,844,084	10,287,087	12,730,088	15,173,088	17,616,087	20,059,085	22,502,081	24,945,077



Riemann Computing, Inc

154



9.0 References

[i] https://ibisworld.com/global/market-research-reports/global-internet-service-providers-industry/
[ii] https://ibisworld.com/global/market-research-reports/global-internet-service-providers-industry/
[iii] https://ibisworld.com/global/market-research-reports/global-internet-service-providers-industry/
[iv] https://ibisworld.com/global/market-research-reports/global-internet-service-providers-industry/
[v] https://ibisworld.com/global/market-research-reports/global-internet-service-providers-industry/
[vi] https://ibisworld.com/global/market-research-reports/global-internet-service-providers-industry/

 **Riemann** Computing, Inc



EXHIBIT K

STARKCOM GLOBAL FAQ'S



Starkcom Global
Home
Inquire
Internet Plan
Industries
Contact
#Dare_to_Dream
Who we are?
INTERNET BALLOON SYSTEMS
Starkcom Global is a startup built for a purpose. We want to connect the unconnected and offer telemetry to those who need it the most.
PRESS RELEASE
CONNECT THE UNCONNECTED
FAQs (Launch Logistics)
01
This CubeSat technology is mainly possible because we utilize not just a new computing method (signal computing) as our core paradigm, but we compress network packets. Data compression for signal processing allows for more cost effective rates.
02
We utilize weather proofing coating for the electronics, so weather is not a problem.
03
Helikites or Aerostats (the balloon needed to lift these tethered systems) are made of a special layered material that is extremely durable and meant to hold hydrogen and helium for prolonged time periods. You can use Kevlar roping, and even weather shouldn't be an issue.
04
When the balloons come down due to gas depreciation, it is usually a process that happens **over few days**, and that release mechanism happens traditionally after 4 to 5 years. *(Meaning after x years, there should be a slow few day period where the balloon safely goes down).* At that point, you have the option to just refill the balloon for safe redeployment.

05

You are talking about 5000ft above surface levels *(sometimes slightly above 4000ft from a high rise building or structure)*, and based off of technology that minimizes safety risks. Instead of satellites that have a 5 year shelf life maximum, you have the option to simply refill with helium rather than buying satellite after satellite and worrying about space debris or large scale launches using rockets/ballistics.

FAQs (Software)

06

The data compression we use has one of the highest compression ratios in the market, and example metrics are already available for our data compression.

07

Advanced software like proxy monitoring, Kafka, Kadeck, Row Zero, and scalable databases allow us to monitor user accounts and uptime. We can monitor remotely and in real-time from any location in the world.

08

We utilize various software for connectivity options which include free5gc (free5gc.org), ESP32 Firmware, SMESH, the Decentralized-Internet SDK, and Hybrid Mesh for mobile connectivity, WLAN, LoRa, MQTT, and Particle.io Thread Options.

09

This means you could have mobile networks (GSM, Phones, Tablets), IoT devices (Particle.io, WIO Link, Raspberry PI, Arduino), Mesh Networks (Industrial Automation, Offline Emergency Alerts), Radio Networks (LoRa/Mobile Sat), and Hybrid Networks (Data Sharding, Tor) all available as options.

10

Besides the software options, we have our uniquely developed Stark Compute Module that can act as a terminal/gateway. We can work with spectrum licensing and related entities to rent IP Blocks or Proxies and be part of global TCP/IP and WLAN routing systems.



FAQs (Hardware and Team)

11 We can be profitable while costing substantially less than many competitors out there. This is because they use legacy methods over a hybrid approach. Better math should lead to better margins. Our goal isn't to be as expensive as we can be, but rather offer aide, connectivity, and power to the unconnected, while still maintaining extremely decent profits.

12 The compute module we have is the Stark Compute Module. The beauty of the Stark Compute Module is that it is already patented. You know how the circuits look, and we are as transparent as possible without revealing too much about the secret sauce in the software side.

13 You can go online and search the patents, and we even have some open source telemetry protocols such as the Decentralized-Internet SDK. Our level of transparency is unprecedented because we are researchers, who are serious about changing the game.

14 Our engineers have research history. This includes the founder having citations from top institutions, including the EU, and a blockchain architect on the team who was a top ranked student nationally along with an ex-Tesla/Nintendo/Bankjoy engineer working on StarkMaps/Prychat. Joe Mansy, our planned project engineer in the US is already doing experimentation on ignition sensors for a startup founded by his own cousin. We speak the language of mathematics and hardware.

15 Our limitations for a company founded in 2018 (whose history dates back prior) has been narrowed to two core issues **#1 Politics**, and **#2 Regulations**. Powerful people rather spend millions of dollars lobbying against a disruptive piece of technology, copycatting us with a worse version, or creating regulatory hurdles rather than allowing us to compete fairly here in the states. We are transparent about that. This is why we have advisors to help us strategically cross-border.



THE DREAM COMBO

DATA COMPRESSION

COMPUTING

FIG. 4



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Riemann Computing, Inc



Riemann Computing, Inc.

801 W Big Beaver Rd.
Suite 300, MB #38
MI, 48084, USA
riecomp.org

